FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 30, 2020, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2020 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2020.

2.	English translation of Management’s Report on Internal Control over Financial Reporting and Confirmation Letter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 22, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

EXHIBIT 1

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2020

An English translation of the underlined items above is included in this document.

* Status of Directors and Senior Management in Item 4.4. Status of Corporate Governance and Other is not translated.

PART I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2016		2017	2018	2019	2020
Total revenue (millions of yen)	1,723,096		1,715,516	1,972,158	1,835,118	1,952,482
Net revenue (millions of yen)	1,395,681		1,403,197	1,496,969	1,116,770	1,287,829
Income (loss) before income taxes (millions of yen)	165,158		322,795	328,158	(37,701)	248,261
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders (millions of yen)	131,550		239,617	219,343	(100,442)	216,998
Comprehensive income (loss) attributable to NHI shareholders (millions of yen)	32,791		208,995	126,335	(70,136)	219,943
Total equity (millions of yen)	2,743,015		2,843,791	2,799,824	2,680,793	2,731,264
Total assets (millions of yen)	40,934,217		42,531,972	40,343,947	40,969,439	43,999,815
Shareholders’ equity per share (yen)	748.32		790.70	810.31	794.69	873.26
Net income (loss) attributable to NHI common shareholders per share—basic (yen)	36.53		67.29	63.13	(29.90)	67.76
Net income (loss) attributable to NHI common shareholders per share—diluted (yen)	35.52		65.65	61.88	(29.92)	66.20
Total NHI shareholders’ equity as a percentage of total assets (%)	6.6		6.6	6.8	6.4	6.0
Return on shareholders’ equity (%)	4.87		8.73	7.92	(3.73)	8.21
Price/earnings ratio (times)	13.77		10.28	9.75	—	6.76
Cash flows from operating activities (millions of yen)	1,237,987		1,304,994	(445,690)	(361,165)	(15,943)
Cash flows from investing activities (millions of yen)	(23,711)		(118,051)	(56,172)	(112,503)	216,336
Cash flows from financing activities (millions of yen)	986,387		(2,130,644)	373,168	761,191	332,062
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year (millions of yen)	3,476,517		2,537,066	2,354,868	2,687,132	3,192,310
Number of staffs	28,865		28,186	28,048	27,864	26,629
[Average number of temporary staffs, excluded from above]	[4,677	]	[4,749 ]	[4,671 ]	[4,492 ]	[4,313	]

1

The selected financial data of Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated using Total NHI shareholders’ equity.

3	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

4	Certain contract employees are included in Number of staffs.

5

Due to Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” and the changes in our accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

6	Price/earnings ratio (times) is not stated for the year ended March 31, 2019 due to net loss.

(2)	Selected stand-alone financial data for the latest five fiscal years

Year ended March 31,	2016		2017		2018		2019	2020
Operating revenue (millions of yen)	585,394		437,187		484,396		325,407	348,003
Ordinary income (millions of yen)	353,058		209,221		231,730		95,229	119,658
Net income (loss) (millions of yen)	419,507		205,936		281,006		(12,470)	281,212
Common stock (millions of yen)	594,493		594,493		594,493		594,493	594,493
Number of issued shares (thousands of shares)	3,822,563		3,822,563		3,643,563		3,493,563	3,493,563
Shareholders’ equity (millions of yen)	2,421,160		2,526,761		2,633,851		2,516,921	2,598,561
Total assets (millions of yen)	7,379,122		6,423,868		6,932,921		7,080,156	7,535,957
Shareholders’ equity per share (yen)	670.77		715.96		776.20		760.13	855.09
Dividend per share (yen)	13.00		20.00		20.00		6.00	20.00
The first quarter	—		—		—		—	—
The second quarter	10.00		9.00		9.00		3.00	15.00
The third quarter	—		—		—		—	—
The end of a term (the fourth quarter)	3.00		11.00		11.00		3.00	5.00
Net income (loss) per share (yen)	116.47		57.82		80.86		(3.71)	87.80
Net income per share—diluted (yen)	113.33		56.44		79.29		—	85.82
Shareholders’ equity as a percentage of total assets (%)	32.2		38.8		37.6		35.2	34.3
Return on shareholders’ equity (%)	18.97		8.47		11.03		(0.49)	11.08
Price/earnings ratio (times)	4.44		12.26		7.76		—	5.33
Payout ratio (%)	11.16		34.39		24.45		—	22.64
Dividend on shareholders’ equity (%)	1.97		2.84		2.64		0.81	2.46
Number of staffs	111		127		132		165	173
[Average number of temporary staffs, excluded from above]	[—	]	[—	]	[—	]	[— ]	[—	]
Total Shareholder Return(%)	73.1		102.6		94.6		65.0	76.0
[Comparison index with the above : TOPIX Total Return Index]	[89.2	]	[102.3	]	[118.5	]	[112.5 ]	[101.8	]
Highest stock price (yen)	909.2		784.0		756.5		650.0	586.4
Lowest stock price (yen)	442.8		338.8		567.7		393.0	330.7

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Number of staffs represents staffs who work at the Company.

3	Stock prices are quoted on the Tokyo Stock Exchange (First Section of the Tokyo Stock Exchange).

4	No net income per share—diluted information was provided, as there was net loss per share, although there are dilutive shares for the year ended March 31, 2019.

5	No payout ratio or dividend on shareholder’s equity information was provided due to the net loss for the year ended March 31, 2019.

3. Business Overview.

The Company and its 1,342 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 13 companies accounted for under the equity method as of March 31, 2020.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 22 “Segment and geographic information” in our consolidated financial statements included in this annual report. Please refer to the table below in the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Retail Division

(Domestic)

Nomura Securities Co., Ltd. and others

Asset Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd.

Nomura Financial Products & Services, Inc.

Nomura Asia Pacific Holdings Co., Ltd. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Facilities, Inc.

Nomura Capital Partners Co., Ltd.

Nomura Research Institute, Ltd.*

Nomura Real Estate Holdings, Inc.*

*Affiliates

Item 2. Operating and Financial Review

1. Management Challenges and Strategies

Management vision

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients. As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society. To enhance its corporate value, the Company places significance on return on equity (“ROE”) and will strive for sustainable business transformation.

Addressing Urgent Priority Issues

The impact of the COVID-19 pandemic has had, and will continue to have, significant impacts in global economy and financial markets. Nomura’s management priority is shifting to adjust to this situation and focusing on the following urgent challenges in the course of determining its overall impacts:

•	Continued to fulfill responsibility as capital market intermediary and liquidity provider in order to maintain the financing required by companies and trading activities by market participants.

•

Supported the recovery of the economy and corporate activities while ensuring the safety of our clients, communities and employees and their families, Provided remote services to clients and strengthened the infrastructure to keep up business as usual during widespread work-from-home arrangements.

•	Maintained robust financial position and ensured sufficient liquidity in a highly volatile and stressful market environment.

We carry out our business activities by recognizing those importance.

Priorities to respond to changed environment

Following the global outbreak of the COVID-19 pandemic, it is likely that our future business platform including trends in real economy and capital markets will be dramatically changing while new types of client behavior and need will be generated. Workstyle of our employees will be also shifting. To adapt to these changes, Nomura is formulating a growth strategy to achieve sustainable enhancement in corporate value and revising its operating model.

•	Boost profitability and invest in growth areas to lift corporate value

As a part of our business strategy to improve corporate value, we are expanding and strengthening our scope of business from Public markets to Private markets. Specifically, we aim to further expand our capabilities in terms of “Products and services” “Customer base” and its “Delivery method”.

I. Products and services

In addition to our traditional strengths in financial products such as listed stocks and investment trusts, we will aggressively expand the scope of products and services that we offer to our private clients (alternative investments, including commercial assets such as private equity, private debt and infrastructure). We will also strengthen our approach to private offering as well as public offerings to meet customer needs.

II. Clients

Targeted clients in providing solutions for financing and M&A business, will be also shifted to start-up companies (unlisted companies), not only to listed companies. We seek to further expand our business also with new types of services by exploring needs through consultation and advisory services to existing and new clients.

III. Delivery method

The active use of digital technology will be further accelerated, in not only non-face-to-face but also face-to-face situations. Our capabilities will remain flexible to respond to the needs of individual clients not only by providing various information and products, but also by providing various contents.

Expanding our scope of business from public to private

•	Improve operating model to align to new business environment

To remain close engagement with and diligently serve our clients, we proceed with preparing for a variety of communication methods, for example to have a flexibility to choose either face-to-face, telephone, e-mail, or online the situation demands, so that we can maximize our ability to respond to changes in client behavior and needs, despite the long-lasting effect of the COVID-19 pandemic.

In addition, we continue our efforts to ensure our internal productivity through further investment in IT infrastructure, and digitalization, which should be effective even when working from home.

Management indicator

After the introduction of the Corporate Governance Code in Japan, the importance of management with an awareness of capital costs has increased among Japanese companies. In addition, since the financial industry is subject to financial capital regulations, more effective use of capital is required. As a result, our company believes that the optimal allocation of management resources will become even more important for the company in the future. Accordingly, beginning in the year ended March 31, 2020, we have adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation. ROE is defined and calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity. We believe that disclosure of ROE is useful to investors in that it helps them to assess our management and effective use of capital to enhance corporate value.

Our medium to long-term ROE target is a level of 8-10% for the fiscal year ended March 2025, reflecting the cost of capital demanded by our company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE.

There are multiple global financial regulations that Nomura Group must comply with, and, among these, the capital regulations established by Basel Committee on Banking Supervision have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 ratio (CET1 ratio) of at least 11%. For a detailed description of our CET1 ratio and its calculation, see under Item 2. “Operating and Financial Review 3. Operating, Financial and Cash Flow Analysis by Management (6) Liquidity and Capital Resources” While conducting business with an awareness of capital efficiency through the use of ROE described above, we are also mindful of our financial soundness and is mindful of the buffer in the event of severe market stress. At a meeting held in May 2020, the Board of Directors discussed certain aspects of our business strategies.

The challenges and strategies in each division are as follows:

•	Retail Division

Based on the basic concept of “Enriching clients by responding to their asset concerns”, Retail Division aims to become a financial institution that is required by many people. We will continue working on improving the skills of our Partners, and enhance wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as; inheritance or anxiety about lack of funds after retirement. Furthermore, in order to deliver products and services to clients who have never used Nomura, we will expand our online services and strengthen our remote consulting structure through call centers and other functions.

•	Asset Management Division

In our investment trust business, we will pursue providing clients with a diverse range of investment opportunities to meet investors’ various needs, focusing on asset formation and retirement layers, where asset management needs are expected to increase further in the future. In our investment advisory business, we will aim to increase assets under management and expand our client base worldwide by providing value-added investment services.

Through our continued effort to deliver superior investment performance, as well as meeting various investment needs, we aim to become an asset management company highly regarded by investors from around the world.

•	Wholesale Division

The Wholesale division faces challenges presented by increasingly sophisticated needs of clients and technological advancement, coupled with challenged from uncertain market environment and potential economic downturn recently on the back of the COVID-19 pandemic. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across regions and divisions as well as ensure tight risk control. We will continue efforts to diversify business portfolio and deploy financial resources to selective, high growth opportunities.

Global Markets aims to provide uninterrupted liquidity to our clients while positioning portfolio to weather a possible economic downturn, keeping tight risk control and discipline. Additionally, opportunistically pursue growth opportunities in areas like asset-side structured business / structured finance as well as client coverage and continue to make progress in digitization of Flow business and improved efficiency, differentiation.

In Investment Banking, we will continue to support our clients’ cross-border M&A ambitions, facilitate their fundraising activities both in Japan and other geographies, as well as provide the full product suite of our Solutions Business as our clients continue to pursue the globalization of their business activities.

•	Merchant Banking Division

The Merchant Banking Division will primarily provide equity as a new solution for business reorganizations and revitalizations, business succession as well as management buyouts to cater to the increasingly diversified and sophisticated needs of our clients. The Merchant Banking Division will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

•	Risk Management and Compliance, etc.

At the Nomura Group, the types and levels of risks for the purpose of achieving strategic objectives and business plans based on management philosophy is set forth as the Risk Appetite. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

In March 2019, there was an incident that information related to the listing and delisting criteria for the upper market under review by the Tokyo Stock Exchange was handled improperly from the viewpoint of ensuring fair and sound markets in the course of communicating information at Nomura Securities Co., Ltd. In May the same year, Japan’s Financial Services Agency issued a business improvement order against Nomura Holdings and Nomura Securities for their management control framework relating to information management. We have taken this matter very seriously, and are reviewing our organizational structures and developing rules. In addition, in order to ensure not only compliance with laws and regulations, but also that all executive management and employees are able to act in accordance with social norms, Nomura Group has established the “Nomura Group Code of Conduct” as guidelines for action to be taken, and is developing an effective internal management system to promote appropriate actions (Conduct) based on the Code of Conduct.

In addition, Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust In this initiative, we strive to maintain a sound corporate culture through discussions on appropriate conduct, and will make further efforts to enable all of our executive officers and employee to act with high ethical standards as professionals engaged in capital markets.

As described above, we are working to achieve our management targets and devote our efforts to the stability and further develop financial and capital markets. Also, we aim to be a financial services group that society needs and our clients trust.

2. Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

Our business and revenues may be affected by any adverse changes in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. In particular, global turmoil and economic conditions caused by the coronavirus (”COVID-19”) pandemic could continue to negatively affect Nomura’s business, even after the pandemic itself has subsided. It is highly uncertain and difficult to predict how critically our business continuity and revenue will be affected if this situation continues for an extended period. Furthermore, the long-term trends of population aging and population decline faced by Japan, are expected to continue to put downward pressure on demand in the businesses in which we operate, including, in particular, our retail business. Even in the absence of a prolonged market or economic downturn, changes in market volatility and other changes in the environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Governmental fiscal and monetary policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other country or region where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially be followed by volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our and our clients’ trading and investment activities, as exemplified by decreased returns for fixed income products in the prolonged low interest rate environment in Japan.

The COVID-19 pandemic has affected Nomura’s business, customers and employees and this may continue in the future

In 2020, the COVID-19 pandemic and the measures taken by governments to prevent its spread had a severe impact on our business environment, particularly in the capital markets, which are expected to see continued instability due to the ongoing turmoil including an extreme volatility in global equity prices, interest rates and elsewhere and a widening of credit spreads, as well as the possibility that uncertainty in the economic outlook will continue in the future.

Post-Transition Brexit may adversely affect our business on various fronts

On January 31, 2020, the United Kingdom (“U.K.”) withdrew from the European Union (“EU”) under the Withdrawal Agreement between the U.K. and the EU (“Brexit”), which provides for a transition period during which the rules and regulations of the EU continue to apply to the U.K. until December 31, 2020. The legal deadline for the U.K. and the EU to agree on whether to extend the transition period is currently June 30, 2020. If the transition period ends without the U.K. and the EU agreeing upon the terms of their relationship, such as a free trade arrangement, tariffs and other trade restrictions may come into force immediately, including on the provision of services such as ours.

Because we conduct a substantial level of business throughout Europe where London is our regional hub, the outcome of the negotiations following Brexit may adversely affect our business on various fronts. Currently, our regulated activities in the European region are carried out mainly through Nomura International plc (“NIP”), our broker-dealer arm established in London. NIP currently can provide the entire European Economic Area (“EEA”) cross-border services under the relevant EU single market legislation known as “passporting rights.” If the transition period ends without an agreement between the U.K. and the EU in respect to the continuation of access for financial services, including passporting rights, NIP may lose access to the EEA and, as a result, our revenue and profitability from business in the European region remaining in the NIP legal entity may be adversely affected. This situation would also similarly apply to other group entities operating in the European region.

In order to address the consequences of Brexit, we established a broker-dealer entity, Nomura Financial Products Europe GmbH (“NFPE”) as a licensed broker-dealer in the Federal Republic of Germany. As a German entity, NFPE will continue to hold passporting rights even if the transition period ends with no agreement. However, potential risks are associated with timely migration of European clients to NFPE and ability to provide the same level of service as the NIP entity. In addition as discussed below, a number of uncertainties affecting our business in the European region remain.

For example, agreements between the U.K. and the EU on financial services after the end of the transition period may adversely affect our business in the European region. Moreover, if no agreement is reached, financial stability both in the U.K. and the wider European region may be adversely affected. Any market turmoil and increased volatility may adversely affect our business, with potentially severe liquidity and operational pressures on our financial position, particularly in the short term. Even if the U.K. and the EU agree on extending the transition period to maintain the status quo until a final agreement for the future relationship becomes effective, this may affect the behavior of market participants. For example, market participants may postpone or cancel transactions or other activities that they would otherwise engage in, which may adversely affect our revenues and profitability.

Depending on the content of any future agreement between the U.K. and the EU, the wider financial system and regulatory and supervisory regime in the European region may also be substantially changed, which could adversely affect our business as well. Euro-denominated financial transactions in the market, which are currently centralized in London, in particular may be affected by any regulatory regime emerging after the transition period, in terms of the physical location for financial market infrastructure, liquidity provision and pricing. Operating conditions for financial institutions and financial market infrastructures may also become more stringent for all market participants depending on the content of any such new regulatory or supervisory regime.

These potential changes in the relevant regulatory or supervisory regimes in the wider financial system may accelerate fragmentation of the financial markets and, as a result, we may be adversely affected due to increasing operating costs, which could impact our profitability. Such increased operating costs may result from a number of factors, including the introduction or modification of regulatory requirements such as regulatory capital, liquidity, governance, risk management control and overall entity structure planning.

Overall, the final form that Brexit takes poses a high level of potentially prolonged uncertainties both politically and economically, mainly in the U.K. and the EU. There may also be certain extraterritorial effects in markets outside of the region. These uncertainties, together with other potential developments such as rising trade tensions, may add further downward pressure to the world economic growth and global financial stability and, as a result, we may see lower liquidity in financial markets, an unexpected increase in volatility across various asset classes, higher funding costs, a trend towards increasing risk averseness in investment activities and negative business sentiment, all of which may adversely affect our business.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management business, in most cases, we charge fees and commissions for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management business. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to stable assets such as deposits and/or passive funds, which bring relatively low commission rates, may reduce our revenue as well.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients.

The COVID-19 pandemic in 2020 has increased uncertainty in the business environment for investment banking, negatively affecting investment banking revenues. A potential reduction in M&A activities and other investment banking is expected to continue to have negative impact on our revenues in the future.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads is directly correlated with the number and size of the transactions in which we participate. Competition in electronic trading is intense and the introduction of highly discounted or no-commission trades at competitors has and will continue to exert pressure on our electronic and traditional trading revenue. Moreover, such revenue would decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amounts. Even if trade volumes increase due to the convenience of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

We may incur significant losses from our trading and investment activities

We maintain trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underliers, as well as loans, and reverse repurchase agreements. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions, in these assets, with downturns potentially negatively affecting long positions and upturns potentially negatively affecting short positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuate or if the financial system is overly stressed and the markets move in a way we have not anticipated.

Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, while higher volatility can increase trading volumes and spreads, it also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to higher risks in connection with our market-making and proprietary businesses. Higher volatility can also cause us to reduce the outstanding positions or size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. We also structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2020, absent other changes, we estimate that the aggregate fair value of assets required to be posted as additional collateral in connection with our derivative contracts would have been approximately ¥5.5 billion and ¥64.3 billion, respectively.

Transition from LIBOR to alternative rate indices may adversely affect our business

We trade derivatives including interest rate swaps and underwrite bonds and loans which refer to Interbank Offered Rates (“IBORs”) such as the London Interbank Offered Rate (“LIBOR”). Following the LIBOR manipulation scandal in 2012, the Chief Executive of the U.K. Financial Conduct Authority (“FCA”), which regulates LIBOR, announced on July 27, 2017 that FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021, and indicated that the continuation of LIBOR cannot and will not be guaranteed after 2021. Since then, the regulators of each country including Japan have expressed their intention to request that financial transactions that refer to LIBOR be converted to alternative rate indices and that measures be taken in preparation for the permanent cessation of LIBOR. So, almost all the transaction agreements which refer to LIBOR are expected to be replaced or to be amended adding “fallback” clause by the end of 2021. But details of calculation methodologies of alternative rate indices are under discussion in each country currently, and such transfers will involve the development of new calculation methods for alternative rates, revisions to relevant contracts and modifications to the application of accounting principles to the relevant transactions. These changes could require us to incur additional costs and subject us to risks associated with systematic reform, operational application and client disclosure, or adversely impact the pricing, volatility and liquidity of financial products including derivatives, bonds and loans which refer IBORs as floating rate. Therefore, our business, financial condition and results of operations could be impacted materially adversely and/or we could be subject to disputes, litigation or other actions with counterparties or relative participants.

We have established a firmwide LIBOR transition program to manage the transition away from these LIBOR. However, the transactions referring to the alternative rate indices are not familiarized and fixed in the market yet since the details of calculation methods are still under discussion, so these developments are the subject of significant uncertainty, and we may not be successful in managing this transition without potentially serious disruption to our business.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding large and concentrated positions of certain securities can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible debt securities through third-party allotment or providing business solutions to meet clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).

Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants that could occur, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets held. Also, in the event that a market fails in pricing such assets, it will be difficult to estimate their value. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.

While the COVID-19 pandemic in 2020 and the associated measures taken to prevent its spread led to a rapid contraction of the global economy, our trading business was active due to an increase in client activity driven by volatility in equity markets and interest rates and flight to risk-free assets. However in future, it is unclear how long this trend will continue.

Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, the future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.

Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk to them.

We may have to recognize impairment charges with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. We also possess tangible and intangible assets other than those stated above.

We may have to recognize impairment charges, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and, if recognized, such changes may adversely affect our financial condition and results of operations. For example, during the year ended March 31, 2019, we recognized an impairment loss on goodwill in our Wholesale segment attributable to previous overseas acquisitions of ¥81,372 million.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of our creditworthiness or deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase agreements and securities lending transactions, long-term borrowings and the issuance of long-term debt securities, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access unsecured or secured funding

We continuously access unsecured funding from issuance of securities in the short-term credit markets and debt capital markets as well as bank borrowings to finance our day-to-day operations, including refinancing. We also enter into repurchase agreements and securities lending transactions to raise secured funding for our trading businesses. An inability to access unsecured or secured funding or funding at significantly higher cost than normal levels could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn,

•	regulatory authorities take significant action against us, or

•	our credit rating is downgraded.

In addition to the above, our ability to borrow in the debt capital markets could also be adversely impacted by factors that are not specific to us, such as reductions in banks’ lending capacity, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.

We may be unable to sell assets

If we are unable to raise funds or if our liquidity declines significantly, we will need to liquidate assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell assets may also be adversely impacted by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could impact our funding

Our funding depends significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. Future downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, sudden and unexpected developments in global trade or security policies such as tensions between the United States and China in 2018 and 2019, and the COVID-19 pandemic in 2020 but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements, laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

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an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. In particular, as the effects of the COVID-19 pandemic, or governmental responses thereto, are felt, we may see an increase in defaults by counterparties. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to them. For example, our allowances as of March 31, 2020 reflect certain assumptions on short- and long-term effects of the COVID-19 pandemic on the ability of our counterparties to perform their obligations to us. However, these judgments and assumptions may prove to be incorrect, potentially significantly so.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to nondelivery by the counterparty, such as financial institutions and hedge funds which are counterparties to credit default swaps or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Issues related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness of or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our funding operations may be adversely affected if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

Environmental, Social and Governance (“ESG”) factors including Climate change and broader associated policy changes in each jurisdiction could adversely affect our business

Increasing attention on the management of Environmental, Social and Governance (“ESG”) factors in the business makes it imperative that Nomura continues to develop its policies in these areas, and positions itself in a positive light to its stakeholders including shareholders, customers and broader society. Lack of sufficient focus on ESG considerations may not only impede Nomura’s ability to build a sustainable business model, but may also increase Nomura’s vulnerability to ESG related risks such as risks associated with climate change in the medium-to long-term.

The direct impact of climate change, and the resulting changes in the business environment could cause losses to Nomura. The climate change related risk is broadly divided into two parts; Physical Risks and Transition Risks.

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Physical Risk: The risk of physical damage or the impairment of the operating capability of the assets of Nomura Group, customers and business partners due to climate change. This includes the potential impact of extreme weather events, fire and sea level flooding.

•

Transition Risk: The risks associated with accelerated policy and external changes associated with the move towards addressing Climate Risk. This includes changes in government policies, industrial policy or carbon based taxes, and rapid changes in technologies which have the potential to leave stranded assets that are no longer viable.

The financial services industry faces intense competition

Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries, non-Japanese firms and online securities firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has undergone deregulation. Banks and certain other financial institutions became able to enter into the securities brokerage business in 2004 and firewalls between commercial banks and securities firms were deregulated in 2009, increasing the ability of securities firms with affiliated commercial banks to cooperate more closely them. As a result, securities subsidiaries of commercial banks and non-Japanese firms with increased competitiveness have been affecting our market shares in the sales and trading, investment banking and retail businesses. In recent years, the rise of online securities firms has further intensified the competition. In order to address such changes in the competitive landscape, we have taken certain measures, including the establishment of a business alliance with a social networking and messaging service provider. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.

Increased consolidation, business alliance and cooperation in the financial services groups industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. Recently, these large financial services groups have been further developing business linkage within their respective groups in order to provide comprehensive financial services to clients. These financial services groups continue to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of framework of existing corporate groups and recent alliances with non-financial companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances.

Our global business strategies have not resulted in the anticipated outcome to date, and we may not be able to successfully rebuild them

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. For example, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 After the acquisition, however, market structures have changed drastically due to the scaling back of market-related businesses by European financial institutions and the monetary easing policies by European central banks, resulting in decline in whole market liquidity. Although we endeavored to reallocate our management resources to optimize our global operations and thereby improve our profitability, due in part to the challenging environment facing these businesses, we recognized an impairment loss of ¥81,372 million in the fiscal year ended March 31, 2019.

Accordingly, since April 2019, we have been working to rebuild our global business platform, under which we aim to simplify our operating model, transform our business portfolio and pivot towards client businesses and growth areas. However, we may be unable to successfully execute this strategy. Even if we are able to successfully execute this strategy, we may be required to incur greater expenses than expected, or to commit greater financial, management and other resources to this strategy than expected, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which this strategy is based may not be correct, which could lead to us realizing fewer benefits than expected or could even harm our business and results of operations overall. For example, we may not correctly select business lines to streamline, which could lead to us missing or otherwise being unable to take advantage of a potential opportunity. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of non-public information relating to us or our clients, such as insider trading and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

For example, on March 5, 2019, a researcher at Nomura Research Institute, Ltd. (“NRI”), our equity-method affiliate, revealed information that there was a high possibility that the standard for designating the top market of the Tokyo Stock Exchange (the “TSE”) would fall to ¥25 billion, which had been under review at the TSE, to a chief strategist (the “NSC Strategist”) in the research division of Nomura Securities Co., Ltd. (“NSC”). The researcher at NRI was a member of the Advisory Group to Review the TSE Equity Market Structure and received this information in such capacity. On the same day and the next day, the NSC Strategist communicated the information to certain people including members of Japanese stock sales team of NSC and Nomura International (Hong Kong) Limited, some of whom provided the information to their institutional investor clients. Although the provision of the information did not represent a violation of law, they were inappropriate conducts and impaired the implicit trust placed in us and our employees by other market participants. Following a special internal investigation conducted by external experts, on May 24, 2019, we announced a remediation plan and the reduction of compensation of certain of our executives and those of NSC. On May 28, 2019, the FSA issued a business improvement order to us and to NSC, requiring us to clarify responsibility for this incident, develop and submit a detailed improvement plan, and report periodically on the implementation and effectiveness of measures for improvement, and on August 28, 2019, a fine of ¥10 million was imposed by Tokyo Stock Exchange, Inc. as a penalty.

Although we have taken measures in line with the improvement plan to detect and prevent such misconduct in the future, including the establishment of the “Nomura Group Code of Conduct” on December 3, 2019, including ensuring its thorough dissemination throughout the group and ensuring thorough compliance with its terms, the measures we have implemented or may implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect.

We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

A failure to identify and appropriately address conflicts of interest could adversely affect our business

We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within the firm, conflicts of interest can also arise where a transaction within the Nomura Group and or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest on the basis of the Nomura Group Conflicts of Interest Management Policy, a failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, conflicts of interest could give rise to regulatory actions or litigation.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could adversely affect our business prospects, financial condition and results of operations. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 21 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other financial products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions, disputes with our business alliance partners and legal claims concerning our other businesses.

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to face the risk of such investigations and proceedings. For example, the U.S. Department of Justice (the “DOJ”) conducted an investigation regarding residential mortgage-backed securities securitized by some of our U.S. subsidiaries prior to 2009. On October 15, 2018, the U.S. subsidiaries settled the investigation with the DOJ and agreed to pay USD 480 million. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations.

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it economically unreasonable for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

Furthermore, the exact details of the implementation of proposals for regulatory change and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards.

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”) and the finalized Basel III reforms published in December 2017. Furthermore, in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for domestic systemically important banks (“D-SIBs”), and, in December 2015, the FSA identified us as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with 3-year transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks (“G-SIBs”) to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, Nomura will be subject to the TLAC requirements in Japan from March 31, 2021 although Nomura is not identified as a G-SIB as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

We recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 16 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed disclosed or misused.

Although we exercise care to protect the confidentiality of personal information and have in place policies and procedures designed to safeguard such information and ensure that it is used in compliance with applicable laws, rules and regulations, were any unauthorized disclosure or misuse of personal information to occur, our business could be adversely affected. For example, we could be subject to government actions such as administrative actions or penalties in case there is any violation of applicable personal data protection laws, rules and regulations or be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure or misuse of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Moreover, restrictions on our ability to use personal information collected from clients may adversely affect our existing businesses or to develop new ones. Furthermore, any damage to our reputation caused by such unauthorized disclosure or misuse could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyber-attacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. For example, in June 2018, one of our foreign subsidiaries experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. In response to the COVID-19 pandemic, many of our employees now work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyber-attacks and other information security breaches. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyber-attacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business

We have developed a contingency plan for addressing unexpected situations. However, disaster, terrorism, military dispute or infectious disease afflicting our management and employees could exceed the assumptions of our plan, and could adversely affect our business. For example, COVID-19 has spread globally in 2020 and was declared a pandemic by the World Health Organization. The COVID-19 pandemic has led to successive widespread lockdowns, shelter-in-place orders and similar government action worldwide, including Japan, Europe, America and elsewhere. In response to the spread and lockdowns, we have activated contingency plans across global locations, and developed our capabilities for a remote working environment. In turn this increases potential unforeseen risk related to remote working including challenges in supervision. The continuation of such measures, even if limited to certain regions, will continue to impact societal and economic functions, which has and is expected to continue to adversely affect our business and results of operations.

The Company is a holding company and depends on payments from subsidiaries

The Company heavily depends on dividends, distributions and other payments from subsidiaries to make payments on the Company’s obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit the Company’s ability to transfer funds freely, either to or from the Company’s subsidiaries. In particular, many of the Company’s subsidiaries, including the Company’s broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, NSC, Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to the Company. These laws and regulations may hinder the Company’s ability to access funds needed to make payments on the Company’s obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities including private equity investments and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2020, we recognized a loss of ¥ 16.4 billion related to our investment in American Century Investments and ¥ 16.6 billion on our investments in equity securities resulting from market declines arising from the COVID-19 pandemic. Depending on the market conditions, we may also not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss for the applicable fiscal period which may have an adverse effect on our financial condition and results of operations.

We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer

We offer many types of products to meet various needs of our clients with different risk profiles.

Cash reserve funds, such as money market funds and money reserve funds are categorized as low risk financial products. As a result of a sudden rise in interest rates, such cash reserve funds may fall below par value due to losses resulting from price decreases of debt securities in the portfolio, defaults of debt securities in the portfolio or charges of negative interest. If we determine that a stable return cannot be achieved from the investment performance of cash reserve funds, we may accelerate the redemption of, or impose a deposit limit on, such cash reserve funds. For example, Nomura Asset Management Co., Ltd., the Company’s subsidiary, ended its operation of money market funds in late August 2016 and executed an accelerated redemption of such funds in September 2016.

In addition, debt securities that we offer may default or experience delays in the payment of interest and/or principal.

Such losses, early redemption or deposit limit for the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody or preclude us from increasing such client assets.

3. Operating, Financial and Cash Flow Analyses by Management

(1) Operating Results.

You should read the following discussion of our operating and financial review together with Item 1 “1. Selected Financial Data” and Item 5 “1. Consolidated Financial Statements and Other” included in this annual report. The discussions and analyses contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forwardlooking statements.

Business Environment

Japan

The performance of Japan’s economy deteriorated substantially in the latter half of the fiscal year ended March 31, 2020. Real gross domestic product (GDP) grew by 2.1% on a quarter-on-quarter annualized basis in April-June 2019, but then flattened out with 0.0% growth in July-September. The country’s economy then saw two consecutive quarters of substantial contraction, with real GDP shrinking by 7.3% in October-December 2019 and by 3.4% in January-March 2020. Exports from Japan were weak since the start of the fiscal year, as global economic growth had already started slowing as a result of U.S.-China trade friction. Up through the July-September quarter, however, capital spending remained at a high level, buoyed by labor-saving investments pursued by companies dealing with labor shortages, and consumer spending and housing investment trended upward thanks in part to rush demand ahead of the consumption tax rate hike that went into effect in October 2019. Once the consumption tax rate was raised, however, consumer spending slumped on the backlash from the last-minute demand ahead of the tax hike, and corporate capital spending followed consumer spending sharply downward. There were signs early in 2020 that the decline in economic activity was coming to a halt, but the global spread of COVID-19 then started putting fresh downward pressure on economic activity. China intentionally suppressed economic activity in Wuhan and many other cities as a way to contain the pandemic, and European countries and the United States soon followed suit. In Japan, the national government issued a call to the populace in February 2020 to minimize movements outside the home and to consider canceling events with a nationwide audience, and in March 2020, the Tokyo Metropolitan Government called on residents of the prefecture not to venture outside the home on non-urgent business. Restrictions on international arrivals and immigration were strengthened around the same time. The number of visitors to Japan dropped off steeply as a result, declining by more than 90% year-on-year on March, and exports, consumer spending, and various other sorts of economic activity all fell off sharply.

With respect to corporate earnings, recurring profits at major companies in the fiscal year ended March 31, 2019 declined steeply year-on-year, hit by both U.S.-China trade friction and the COVID-19 pandemic. The U.S.-China trade issues blunted global economic growth, and among manufacturers, earnings deteriorated in materials industries and processing industries alike. In a number of industry sectors, profits were also dragged down by the recording of unrealized valuation losses on equity securities, forced by changes in the market valuations of companies’ shareholdings. However, some industries did manage to achieve strong earnings performance, including the software industry, where the amusement sub-sector benefitted from strong sales of new game consoles and the system application sub-sector benefitted from corporate investment in labor-saving technology. Estimated recurring profits at major companies (those in the Russell/Nomura Large Cap Index) with fiscal years ending in March 2020 fell by 18.7% year-on-year, for the first profit decline in four years. Estimated return on equity (ROE) for the fiscal year ending in March 2020 came to 6.7%, significantly worse than the ROE result of 9.2% for the previous fiscal year.

In the equity market, Japanese stocks at one point touched highs not seen since 2018, as investors welcomed the news of progress in U.S.-China trade negotiations. However, Japan’s major stock indices ended up declining for the second fiscal year in a row due to worries over the impact that the spreading COVID-19 pandemic would have on the economy, both at home and abroad. From the beginning of the fiscal year ending in March 2020 through August 2019, Japanese equities alternately advanced and retreated in response to the shifting outlook for the outcome of U.S.-China trade talks. Investor sentiment then improved starting in September 2019 on the combination of expectations for a resolution to the U.S.-China trade standoff and a swing back to monetary easing in Europe and the United States. A marked uptrend in Japanese equities ensued. The Nikkei Stock Average closed above 24,000 on December 13, 2019, doing so for the first time in roughly 14 months, and remained at a high level into the new year. Shortly thereafter, however, Japanese stocks turned downward as investors increasingly took to the view that the spreading COVID-19 outbreak in China would cause a slump in Chinese manufacturing output and consumption. These concerns soon turned into worries over the negative impact on global economic growth from the growing number of reported new infections in Japan and elsewhere, and U.S. stocks led what turned into a deep correction in major stock markets worldwide. The Nikkei Stock Average even briefly dipped below 17,000 in March 2020, but U.S. stocks then rebounded on hopes for economic stimulus, and Japanese stocks pared their losses by the end of the month. The Tokyo Stock Price Index (“TOPIX”), a broadly representative index of Japanese stock performance, closed at 1,403.4 at the end of March 2020, down 11.8% from its end-March 2019 close of 1,591.64. The Nikkei Stock Average similarly finished the year down 10.8%, falling from 21,205.81 as of the end of March 2019 to 18,917.01 at the end of March 2020.

In the bond market, yields remained confined to a fairly tight range as a result of the BOJ keeping up its program of quantitative and qualitative easing (“QQE”) with yield curve control (“YCC”). Even so, yields drifted generally downward through early September 2019 and then started rising thereafter. The yield on newly issued 10-year Japanese government debt securities started off April 2019 at roughly -0.05%, and from there moved generally downward as U.S.-China trade friction and other forces clouded the global economic outlook, eventually falling to as low as -0.295% on September 4, 2019. The BOJ was also becoming increasingly concerned, and at its monetary policy meeting held on July 30, 2019, the Bank formalized its stance that it would “not hesitate to take additional easing measures” if needed. This change in language fueled market expectations that the BOJ would lower its policy interest rate further or adopt additional easing measures of some other sort, and the result was further downward pressure on yields. Subsequently, however, a U.S.-China trade agreement began to look more likely, spurring hopes that the global economy was on its way to bottoming out and sending the yield on newly issued 10-year Japanese government debt securities upward again, to around 0% by mid-January 2020. In the interim, the BOJ indicated at its September 19 meeting that it would reexamine economic and price developments when updating its outlook for economic activity and prices at its meeting in October 2019. Although this brought on heightened expectations in the market for additional monetary easing, the BOJ ultimately did not lower its policy interest rate. From late January 2020 onward, as the spreading COVID-19 outbreak led to growing worry over the global economic outlook, the yield on newly issued 10-year Japanese government debt securities turned downward again, falling to -0.165% on March 9, 2020. Thereafter, the 10-year yield reversed course as dollar-buying demand surged on news of the virus spreading widely in the United States, and by March 23, 2020 it had climbed to 0.080%. Demand for the dollar then stabilized, and the yield on newly issued 10-year Japanese government debt finished March 2020 back at approximately 0%. The BOJ held an extraordinary monetary policy meeting on March 16, 2020 at which it promised an ample supply of liquidity, and it increased the amount of its actual government debt security purchases in March. These actions seem to have helped to stabilize yields.

In foreign exchange markets, USD/JPY started the fiscal year above $1 = ¥110, but the yen then appreciated steeply starting in May 2019 on concerns over U.S.-China friction. The yen gained against the dollar over the course of the summer, with USD/JPY even falling below $1 = ¥105 in August 2019 after the Fed’s preemptive rate cut in July 2019. USD/JPY eventually recovered to above $1 = ¥112 in February 2020, after expectations for a U.S.-China trade agreement began building in September 2019 and the two countries actually reached a phase-one deal in January 2020. However, the spread of the COVID-19 outbreak to Europe and the United States from China rattled markets starting in late February 2020, and the yen appreciated steeply enough to send USD/JPY briefly below $1 = ¥102 in early March 2020. The turbulence continued, with USD/JPY actually returning to above $1 = ¥111 in late March 2020 as global demand for dollar liquidity increased. USD/JPY ended up finishing March 2020 at $1 = ¥107.54 as the supply of dollar liquidity provided by the FRB and the BOJ late in the month eased what had been relentless upward pressure on the dollar.

Meanwhile, EUR/JPY started the fiscal of 2019 at around €1 = ¥125, but fell to below €1 = ¥116 during the summer as concern over the U.S.-China trade standoff caused the mood to turn more risk-off and investors increasingly came to expect that the European Central Bank (“ECB”) would resume monetary easing. EUR/JPY ultimately finished at €1 = ¥118.64, as the yen came under upward pressure against the euro again as the COVID-19 pandemic spread to Europe.

Overseas

Global economic growth slowed during the summer of 2019. The heightened worry over U.S.-China trade tensions destabilized financial markets, prompting major central banks to resume monetary easing. In the United States, the Federal Reserve Board (“FRB”) began making preemptive rate cuts in July, while in the euro area, the ECB settled on an easing package in September that included taking the negative policy interest rate lower while re-introducing quantitative easing. The BOJ, despite also becoming the subject of expectations for further easing, chose not to go deeper with its negative policy interest rate. Beginning in late summer, expectations for a global economic recovery picked up as the manufacturing sector entered an up leg in the business cycle and a resolution to the U.S.-China trade standoff began to look more likely. Once 2020 got under way, the threat posed by the COVID-19 outbreak began to weigh on the global economy. Economic growth in the world’s major economies fell off steeply in January-March 2020, with the four economic powerhouses of the United States, the euro area, Japan, and China all sinking into negative growth. Slowed economic growth became a worry for commodity countries and oil-producing countries as well, with the price of crude oil plummeting in March.

In the United States, GDP for calendar year 2019 grew by 2.3%. While this was slower than the growth for calendar year 2018 at 2.9%, it nevertheless represented a gradual recovery. Up through the middle of 2019, the United States hiked tariffs on Chinese imports and broadened the scope of imports subject to the tariffs, and concerns mounted that the manufacturing sector in particular would suffer a slowdown. The FRB executed a series of three 25bp rate cuts in response. Trade worries eased over the course of the latter half of 2019 as the United States and China worked their way closer to an agreement. The United States and China ultimately signed a phase-one trade agreement in January 2020. Beginning in late February, however, social distancing measures and stay-at-home restrictions put in place to combat the COVID-19 outbreak brought about a deep slump in the U.S. economy. Real GDP in the United States contracted by a steep 4.8% on a quarter-on-quarter annualized basis in January-March 2020. The FRB responded to the sharp drop-off in economic activity with a massive monetary easing package in March. In addition to a zero interest rate policy (with the target range for the federal funds rate set at 0.00%-0.25%), the range of measures introduced to ease credit and provide liquidity included a promise to buy U.S. Treasury securities and agency mortgage-backed securities (“MBSs”) in the amounts needed to preserve market functioning (effectively a commitment to unlimited purchases) and the establishment of a new facility for purchases of corporate bonds. Also by the end of March, the United States enacted fiscal stimulus measures totaling more than $2 trillion. Consumer price inflation in the United States slowed from 1.9% year-on-year as of the end of March 2019 to 1.5% as of the end of March 2020. The Dow Jones Industrial Average closed at 21,917 at the end of March 2020, down 15% from its end-March 2019 close of 25,929. The yield on 10-year U.S. Treasury securities dropped by 1.74% over that span, falling from 2.41% as of the end of March 2019 to 0.67% as of the end of March 2020.

The euro area economy managed to keep up positive growth in 2019, but the pace of growth went slack, particularly in the manufacturing sector. Strengthened environmental regulations that the EU imposed on new vehicles in the autumn of 2018 had a negative impact on demand for new automobiles by way of the resulting rise in average new vehicle prices. The automotive sector thus ended up being at the center of a decline in manufacturing sector output. To address the economic sluggishness, the ECB announced a cut to its deposit facility interest rate (its primary policy interest rate) in September 2019 along with the resumption of quantitative easing. The risk of the bottom dropping out of the euro area economy subsequently receded with the U.K.’s relatively smooth departure from the EU at the end of January 2020 and the news that economic relations between the U.K. and the EU would remain unaltered through the end of 2020. In March, however, the number of reported COVID-19 cases in Europe surged, and the economy rapidly deteriorated as national governments responded with stay-at-home restrictions. In the January-March 2020 quarter, the euro area’s real GDP suffered its worst quarter-on-quarter decline since the euro area’s inception in 1999, and the ECB announced an expansion of its quantitative easing measures in March.

In ex-Japan Asia, China’s real GDP grew by 6.1% in 2019, continuing the pattern of slowing growth that has taken shape in recent years. One major factor here is that Chinese authorities worked harder to control the hidden debts of regional and local governments; another is that U.S.-China trade friction did damage to private-sector appetite for capital spending. Monetary policy stayed on the easing track it has been on since late 2018, but fundraising by private-sector companies in capital markets stagnated. The Chinese government, for its part, ramped up economic stimulus measures in dealing with the spread of COVID-19. Already as of March 2020, growth in domestic infrastructure spending had picked up remarkably year-on-year, and credit expansion has accelerated again. Ex-Japan Asia managed to achieve solid economic growth in 2019 (excluding Hong Kong, which was hit with widespread demonstrations), although exports from the region and consumption within the region sharply declined in March as the COVID-19 pandemic took its toll.

Executive Summary

As described in “—Business Environment” above, the business environment surrounding our company has changed significantly. Furthermore, from a regulatory perspective, in addition to the implementation of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura has been identified as one of Domestic Systemically Important Banks. Nomura will continue to monitor closely and take necessary measures in responding to wide-ranging reforms as part of the global tightening of financial regulations. Also, amid the global economic downturn caused by the COVID-19 pandemic and subsequent changes in monetary policies by central banks as well as uncertainty created by Brexit in January 2020, Nomura is contemplating and implementing appropriate measures by paying necessary attention to the changes in global operating environment.

In such a difficult environment, we made a company-wide effort to rebuild the business platform announced in April 2019, as a result of our ongoing initiatives and continuing focus on providing solutions to our clients in areas where we have a competitive advantage, pretax income rebounded strongly, while our environment is changing drastically.

We generated net revenue of ¥1,287.8 billion for the year ended March 31, 2020, a 15.3% increase from the previous fiscal year. Non-interest expenses decreased by 10.0% to ¥1,039.6 billion, income before income taxes was ¥248.3 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥217.0 billion. Return on equity (“ROE”) was 8.2%. Diluted EPS(1) for the year ended March 31, 2020 was ¥66.20, an increase from diluted loss per share of ¥29.92 for the year ended March 31, 2019.

We have decided to pay a dividend of ¥5 per share to shareholders of record as of March 31, 2020. As a result, the total annual dividend was ¥20 per share.

Based on our long-term management vision “Vision C & C” which targeted the fiscal year ended March 2020, we have designated net income per share (EPS) as a key management indicator and worked to continuously improve this indicator. However, with the establishment of the new structure in April 2020, we have decided to use return on equity (ROE) as a management indicator and to pursue sustainable business reforms. At the same time, we have set a pretax profit target of ¥280 billion for the Retail, Asset Management and Wholesale businesses in fiscal 2023.

In our Retail Division, net revenue for the year ended March 31, 2020 decreased by 0.9% from the previous fiscal year to ¥336.4 billion. Non-interest expenses decreased by 1.1% to ¥286.9 billion. As a result, income before income taxes decreased by 0.1% to ¥49.4 billion. Based on the basic concept of “Enriching clients by responding to their asset concerns”, Retail Division has been working on consulting business in close cooperation with each customer with the aim of becoming “the most trusted partner”. In the current fiscal year, sales of investment trusts and equities were sluggish due to the decline in customers’ investment mindset against the backdrop of the unstable market environment, which was exacerbated by the COVID-19 pandemic. However, signs of changes are beginning to appear, as we have made a transition to the sales structure that meets the needs of our clients. In addition to Asset Management, we will enhance our products and services such as; Real Estate, Inheritance, or Succession, which aims to provide various solutions and advices to clients’ entire asset. We are also taking digital approaches in addition to face-to-face approaches, to provide services to a wider range of clients. We will further strengthen our digital approach.

In our Asset Management Division, net revenue for the year ended March 31, 2020 decreased by 5.4% from the previous fiscal year to ¥92.6 billion. Non-interest expenses increased by 0.3% to ¥63.8 billion. As a result, income before income taxes decreased by 15.8% to ¥28.8 billion. In the investment trust business, the inflow to ETFs, funds that contribute to asset formation and funds for defined contribution pension plans for the concept of “100 years of life” (the idea that Japanese individuals should prepare financially to live to 100 years of age) is continuing. On the other hand, there was an outflow of funds such as emerging markets funds. In the investment advisory business, although we saw cash inflow mainly from public pension funds, there was an outflow mainly from high yield related products in overseas. As a result, revenue decreased as assets under management decreased from the end of the previous fiscal year as of March 31, 2020, and due to the valuation of American Century Investments, our strategic partner.

(1)	Diluted net income attributable to Nomura Holdings’ shareholders per share (loss).

In our Wholesale Division, net revenue for the year ended March 31, 2020 increased by 16.8% from the previous fiscal year to ¥648.6 billion. Non-interest expenses decreased by 16.6% to ¥556.4 billion. As a result, income before income taxes was ¥92.2 billion. In Global Markets, the year ended March 2020, we focused on core strengths in each region and stabilizing our performance, following strategic repositioning of business undertaken in April 2019. As a result, we delivered steady performance in both Fixed Income and Equities and continued to remain engaged with our clients, despite geopolitical uncertainties leading to challenging market environment for most part of the year. For Investment Banking, the global IB business performed stably until the third quarter, but the decline in customer activity and in the market caused by the spread of COVID-19 in the fourth quarter affected business results. On the other hand, the diversification of revenue opportunities that we have worked on mainly overseas has progressed. Europe, Middle East and Africa (“EMEA”) and Asia ex-Japan (“AEJ”) revenues from M&A and DCM (debt-related fundraising business) exceeded the previous fiscal year’s revenue respectively. We provide custom-made solutions by carefully grasping the needs of our clients.

On April 1, 2020, we completed the acquisition of Greentech Capital, LLC, an M&A boutique that is strong in sustainable technology and infrastructure.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2018, 2019 and 2020.

	Millions of yen, except percentages
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Non-interest revenues:
Commissions	¥373,313	¥293,069	(21.5)%	¥308,805	5.4%
Fees from investment banking	101,663	101,521	(0.1)	103,222	1.7
Asset management and portfolio service fees	245,616	245,519	—	238,202	(3.0)
Net gain on trading	442,885	342,964	(22.6)	356,609	4.0
Gain (loss) on private equity and debt investments	(869)	1,007	—	(93)	—
Gain (loss) on investments in equity securities	2,683	(6,983)	—	(14,726)	—
Other	221,192	81,057	(63.4)	165,991	104.8

Total Non-interest revenues	1,386,483	1,058,154	(23.7)	1,158,010	9.4
Net interest revenue	110,486	58,616	(46.9)	129,819	121.5

Net revenue	1,496,969	1,116,770	(25.4)	1,287,829	15.3
Non-interest expenses	1,168,811	1,154,471	(1.2)	1,039,568	(10.0)

Income (loss) before income taxes	328,158	(37,701)	—	248,261	—
Income tax expense	103,866	57,010	(45.1)	28,894	(49.3)

Net income (loss)	¥224,292	¥(94,711)	—%	¥219,367	—%
Less: Net income attributable to noncontrolling interests	4,949	5,731	15.8	2,369	(58.7)

Net income (loss) attributable to NHI shareholders	¥219,343	¥(100,442)	—%	¥216,998	—%

Return on equity	7.9%	(3.7)%		8.2%

Net revenue increased from the year ended March 31, 2019 to the year ended March 31, 2020. This increase is primarily driven by Commissions and Net gain on trading in Retail and Wholesale Division. Commissions increased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to an increase in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking increased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to an increase in revenue from M&A advisory services and our solution services associated with fund raising. Asset management and portfolio service fees decreased from the year ended March 31, 2019 to the year ended March 31, 2020 in response to the decrease in assets under management. Net gain on trading increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily driven by an increase in revenue from the Fixed Income business. Net gain on trading also included total gains of ¥17.5 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spreads particularly as a result of the COVID-19 pandemic during the fiscal year. Other increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to the realized gain of ¥73,293 million by the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd.

Net revenue decreased from the year ended March 31, 2018 to the year ended March 31, 2019. This decrease is primarily driven by Commissions and Net gain on trading in Retail and Wholesale Division. Commissions decreased from the year ended March 31, 2018 to the year ended March 31, 2019 primarily due to a decrease in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Fees from investment banking primarily led by M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp was largely unchanged the year ended March 31, 2018 to the year ended March 31, 2019. Asset management and portfolio service fees was largely unchanged from the year ended March 31, 2018 to the year ended March 31, 2019, although assets under management increased by positive net inflows into private placement trust for financial institutions and investment trusts for discretionary investments. Net gain on trading decreased from the year ended March 31, 2018 to the year ended March 31, 2019, driven by decreases in both Fixed Income and Equity business. Net gain on trading also included total gains of ¥0.2 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spreads during the fiscal year. Other decreased from for the year ended March 31, 2018 to the year ended March 31, 2019, primarily driven by a decrease in American Century Investments related revenue and the absence of gains from the liquidation of an investment in a foreign entity and the sale of our controlling financial interest in Asahi Fire and Marine Insurance Co., Ltd recognized in the previous year.

Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view Net interest revenue and Non-interest revenues in aggregate. For the year ended March 31, 2020, interest revenue, including a dividend from our investment in American Century Investments increased by 2%, and interest expense decreased by 8% from the year ended March 31, 2019. As a result, Net interest revenue for the year ended March 31, 2020 increased from the year ended March 31, 2019. For the year ended March 31, 2019, interest revenue, including a dividend from our investment in American Century Investments increased by 33%, and interest expense increased by 51% from the year ended March 31, 2018. As a result, Net interest revenue for the year ended March 31, 2019 decreased from the year ended March 31, 2018.

Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Losses on investments in equity securities increased significantly due to market downturns as a result of the COVID-19 pandemic in the year ended March 31, 2020.

Non-interest expenses for the year ended March 31, 2020 decreased from the year ended March 31, 2019, primarily due to the absence of the goodwill impairment charge of ¥81,372 million attributable to the Wholesale Division.

Non-interest expenses for the year ended March 31, 2019 decreased from the year ended March 31, 2018, due to the absence of provisions in connection with legacy transactions in the Americas recorded slightly over ¥30.0 billion in the previous year and lower bonus due to pay for performance offset by goodwill impairment charge mentioned above.

We are subject to a number of different taxes in Japan and have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Nomura’s domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2018, 2019 and 2020, respectively. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2020, represented an effective tax rate of 11.6%. The significant factors causing the difference between the effective tax rate of 11.6% and the effective statutory tax rate of 31% was the effect of Non-taxable income which decreased the effective tax rate by 23.5%, partially offset by Non-deductible expenses which increased the effective tax rate by 2.9%.

Income tax expense for the year ended March 31, 2019, represented an effective tax rate of a negative 151.2%. The significant factors causing the difference between the effective tax rate of a negative 151.2% and the effective statutory tax rate of 31% was the effect of Non-deductible expenses which decreased the effective tax rate by 110.3%, partially offset by Non-taxable income which increased the effective tax rate by 16.8%.

Income tax expense for the year ended March 31, 2018, represented an effective tax rate of 31.7%. The significant factors causing the difference between the effective tax rate of 31.7% and the effective statutory tax rate of 31% was the effect of changes in foreign tax laws which increased the effective tax rate by 23.5%, partially offset by changes in deferred tax valuation allowances, which decreased the effective tax rate by 22.8%.

Results by Business Segment

Our operating management and management reporting is prepared based on our Retail, Asset Management and Wholesale divisions and we disclose business segment information in accordance with this structure. Our Merchant Banking division is reported as part of our Other segment.

Realized gain on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments (including the operating results of our Merchant Banking division) are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this annual report and Note 22 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 22 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Retail

In our Retail division, our sales activities focus on providing consultation services and investment proposals to clients for which we receive commissions and fees. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Non-interest revenue	¥406,295	¥331,743	(18.3)%	¥329,983	(0.5)%
Net interest revenue	6,613	7,737	17.0	6,376	(17.6)

Net revenue	412,908	339,480	(17.8)	336,359	(0.9)
Non-interest expenses	309,771	289,990	(6.4)	286,926	(1.1)

Income before income taxes	¥103,137	¥49,490	(52.0)%	¥49,433	(0.1)%

Net revenue decreased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to a decrease in fees from investment banking services, offset in part by increased commissions for distribution of investment trusts.

Net revenue decreased from the year ended March 31, 2018 to the year ended March 31, 2019 as a result of a decrease in retail investors’ transactions of stocks and investment trusts under the uncertain market condition weighed on investor sentiment.

Non-interest expenses decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to a decrease in business development expenses including advertising costs.

Non-interest expenses decreased from the year ended March 31, 2018 to the year ended March 31, 2019, primarily due to a decrease in compensation and benefit and system-related expenses with the termination of system depreciation.

The following table shows the breakdown of Retail non-interest revenues for the year ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019	2020	% Change from previous year
Commissions	¥142,764	¥153,170	7.3%
Brokerage commissions	60,167	61,207	1.7
Commissions for distribution of investment trusts	57,880	66,940	15.7
Other commissions	24,717	25,023	1.2
Net gain on trading	55,829	56,756	1.7
Fees from investment banking	33,981	23,239	(31.6)
Asset management fees	95,384	92,139	(3.4)
Others	3,785	4,679	23.6

Non-interest revenues	¥331,743	¥329,983	(0.5)%

Commissions increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to increases in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity-related products. Net gain on trading increased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to an increase in income related to debt securities. Fees from investment banking decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to the absence of large IPO deals as compared to the previous year.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2019 and 2020. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2019
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥75.7	¥22.5	¥(21.4)	¥(4.9)	¥71.9
Debt securities	17.9	29.2	(27.2)	(1.1)	18.8
Stock investment trusts	9.1	2.9	(2.7)	(0.3)	9.0
Bond investment trusts	7.1	0.3	(0.7)	0.1	6.8
Overseas mutual funds	1.2	—	(0.1)	0.0	1.1
Others	6.7	0.9	(0.6)	0.1	7.1

Total	¥117.7	¥55.8	¥(52.7)	¥(6.1)	¥114.7

	Trillions of yen
	Year ended March 31, 2020
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥71.9	¥12.4	¥(13.4)	¥(8.2)	¥62.7
Debt securities	18.8	29.3	(27.3)	(2.4)	18.4
Stock investment trusts	9.0	3.1	(3.2)	(1.3)	7.6
Bond investment trusts	6.8	0.9	(0.5)	0.1	7.3
Overseas mutual funds	1.1	0.1	(0.1)	(0.1)	1.0
Others	7.1	0.8	(1.0)	0.1	7.0

Total	¥114.7	¥46.6	¥(45.5)	¥(11.8)	¥104.0

Retail client assets decreased from March 31, 2019 to March 31, 2020. The balances of our clients’ equity and equity-related products decreased by ¥9.2 trillion from ¥71.9 trillion as of March 31, 2019 to ¥62.7 trillion as of March 31, 2020, mainly due to the disruptions in the Japanese equity market from February 2020 reflecting the effect of the COVID-19 pandemic and increase of net outflows. The balances of our clients’ investment trusts decreased by ¥1.1 trillion from ¥16.9 trillion as of March 31, 2019 to ¥15.8 trillion as of March 31, 2020.

Retail client assets decreased from March 31, 2018 to March 31, 2019. The balances of our clients’ equity and equity-related products decreased by ¥3.8 trillion from ¥75.7 trillion as of March 31, 2018 to ¥71.9 trillion as of March 31, 2019, mainly due to the deterioration of Japanese equity market and increase of net outflows. The balances of our clients’ investment trusts decreased by ¥0.5 trillion from ¥17.4 trillion as of March 31, 2018 to ¥16.9 trillion as of March 31, 2019.

Asset Management

Our Asset Management Division is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed through Nomura Securities Co., Ltd. (“NSC”), other brokers and banks. We also provide investment advisory services for pension funds and other institutional clients. Net revenue generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Non-interest revenue	¥118,545	¥89,607	(24.4)%	¥85,190	(4.9)%
Net interest revenue	8,792	8,238	(6.3)	7,415	(10.0)

Net revenue	127,337	97,845	(23.2)	92,605	(5.4)
Non-interest expenses	61,167	63,660	4.1	63,833	0.3

Income before income taxes	¥66,170	¥34,185	(48.3)%	¥28,772	(15.8)%

Net revenue decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to American Century Investments related losses and the decrease in asset management and portfolio service fees.

Net revenue decreased from the year ended March 31, 2018 to the year ended March 31, 2019, primarily due to American Century Investments related losses, while cash inflow in the investment trust business and investment advisory business contributed to the increase in assets under management and business performance improved.

Non-interest expenses increased slightly from the year ended March 31, 2019 to the year ended March 31, 2020.

Non-interest expenses increased from the year ended March 31, 2018 to the year ended March 31, 2019, mainly due to an increase in system-related expenses.

The following table presents assets under management of each principal Nomura entity within the Asset Management Division as of March 31, 2019 and 2020.

	Billions of yen
	Year ended March 31, 2019
	Balance at beginning of year	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥52,381	¥—	¥24,988	¥(23,850)	¥(148)	¥53,371
Nomura Funds Research and Technologies Co., Ltd.	2,765	(2,765)	—	—	—	—
Nomura Corporate Research and Asset Management Inc.	2,684	—	902	(732)	157	3,011

Combined total	57,830	(2,765)	25,890	(24,582)	9	56,382
Shared across group companies	(7,815)	2,649	(1,187)	1,521	(176)	(5,008)

Total	¥50,015	¥(116)	¥24,703	¥(23,061)	¥(167)	¥51,374

	Billions of yen
	Year ended March 31, 2020
	Balance at beginning of year	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd.	¥53,371	¥—	¥26,098	¥(25,076)	¥(3,745)	¥50,648
Nomura Corporate Research and Asset Management Inc.	3,011	—	568	(739)	(351)	2,489

Combined total	56,382	—	26,666	(25,815)	(4,096)	53,137
Shared across group companies	(5,008)	—	(882)	1,501	577	(3,812)

Total	51,374	—	25,784	(24,314)	(3,519)	49,325

Notes: Nomura Funds Research and Technologies Co., Ltd. was reclassified to Other segment as a result of our organizational structure change in April 2018.

In our investment trust business, asset under management decreased primary due to market depreciation, partially offset by continuous inflow to ETF.

The following table presents NAM’s share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2018, 2019 and 2020.

	March 31
	2018	2019	2020
Total of publicly offered investment trusts	27%	28%	28%
Stock investment trusts	25%	26%	26%
Bond investment trusts	44%	45%	44%

The investment trust assets included in assets under management by NAM were ¥34.0 trillion as of March 31, 2020, a ¥1.6 trillion, 4% decrease from March 31, 2019. This decrease is due to positive net inflows of ¥1.4 trillion and market depreciation of ¥3.0 trillion. Despite the market depreciation, the balances of certain investment trusts, such as TOPIX Exchange Traded Fund increased.

The investment trust assets included in assets under management by NAM were ¥35.6 trillion as of March 31, 2019, a ¥1.5 trillion, 4% increase from March 31, 2018. This increase is due to positive net inflows of ¥2.2 trillion and market depreciation of ¥0.7 trillion. The balances of investment trusts, such as TOPIX Exchange Traded Fund and Nikkei 225 Exchange Traded Fund increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses.

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Non-interest revenue	¥587,474	¥496,484	(15.5)%	¥506,203	2.0%
Net interest revenue	127,859	58,904	(53.9)	142,416	141.8

Net revenue	715,333	555,388	(22.4)	648,619	16.8
Non-interest expenses	614,745	666,787	8.5	556,399	(16.6)

Income (loss) before income taxes	¥100,588	¥(111,399)	—%	¥92,220	—%

Net revenue increased from the year ended March 31, 2019 to the year ended March 31, 2020. Fixed Income revenues increased year on year due to strong performance in foreign currency and emerging market products, and Equities revenues also increased due to higher client activities in response to the higher market volatilities. Income before income taxes for the year ended March 31, 2020 includes approximately ¥35 billion mark down mainly on our loan-related positions due to market dislocation in March.

Net revenue decreased from the year ended March 31, 2018 to the year ended March 31, 2019. Fixed Income revenues decreased year on year due to lower performance mainly in rates products because of uncertain markets, also Equities revenues decreased due to lower client activities and Investment Banking revenues decreased year on year despite the contribution from M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp.

Non-interest expenses decreased from the year ended March 31, 2019 to the year ended March 31, 2020, primarily due to the absence of the goodwill impairment recognized in December 2018.

Non-interest expenses increased from the year ended March 31, 2018 to the year ended March 31, 2019, primarily due to the goodwill impairment recognized in December 2018, and one-off expenses related to revision of business portfolio.

The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2018, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2018	2019	% Change from previous year	2020	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥603,197	¥453,044	(24.9)%	¥562,927	24.3%
Investment Banking net revenue	112,136	102,344	(8.7)	85,692	(16.3)

Net revenue	¥715,333	¥555,388	(22.4)%	¥648,619	16.8%

Nomura established Client Financing and Solutions (“CFS”) in April, 2018. In CFS, Global Markets and Investment Banking co-work and revenue generated from CFS is allocated to Global Markets and Investment Banking in a certain manner. Accordingly, certain net revenue which was previously allocated to Global Markets has been reclassified to Investment Banking.

Global Markets

We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Retail and Asset Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.

Net revenue increased from the year ended March 31, 2019 to the year ended March 31, 2020. In our Fixed Income businesses, Net revenue increased from ¥232,835 million for the year ended March 31, 2019 to ¥337,480 million for the year ended March 31, 2020 primarily due to strong performance mainly in foreign currency and emerging market products. In our Equities business, Net revenue increased from ¥220,209 million for the year ended March 31, 2019 to ¥225,447 million for the year ended March 31, 2020 due to higher client activities due to market volatilities.

Net revenue decreased from the year ended March 31, 2018 to the year ended March 31, 2019. In our Fixed Income businesses, Net revenue decreased from ¥341,594 million for the year ended March 31, 2018 to ¥232,835 million for the year ended March 31, 2019 primarily due to lower performance mainly in rates products because of uncertain markets. In our Equities business, Net revenue decreased from ¥261,603 million for the year ended March 31, 2018 to ¥220,209 million for the year ended March 31, 2019 due to lower client activities under uncertain markets.

The net revenue figures in Global Markets discussed are non-GAAP financial measures prepared on a management accounting basis that are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Global Markets as an individual business line, which we believe can help enhance the understanding of underlying trends in Global Markets

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity and other financial instruments in major financial markets, such as Asia, Europe and the U.S. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

Net revenue decreased from the year ended March 31, 2019 to the year ended March 31, 2020 primarily due to market downturn from February 2020 resulting from the effect of the COVID-19 pandemic.

Net revenue decreased from the year ended March 31, 2018 to the year ended March 31, 2019, despite the contribution from M&A and ECM, such as acquisition of Shire Plc by Takeda Pharmaceutical Co. and IPO of Softbank Corp on the back of successful collaboration across regions and divisions.

The net revenue figures in Investment Banking discussed are non-GAAP financial measures prepared on a management accounting basis that we believe are a useful supplement to financial information of our Wholesale segment. We disclose these measures to show the performance of Investment Banking as an individual business line, which we believe can help enhance the understanding of underlying trends in Investment Banking.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain on investments in equity securities held for operating purposes, equity in earnings of affiliates, operating results of the Merchant Banking Division, corporate items, and other financial adjustments. See Note 22 “Segment and geographic information” in our consolidated financial statements included within this annual report.

Income (loss) before income taxes in Other operating results were ¥56,365 million for the year ended March 31, 2018, ¥(2,773) million for the year ended March 31, 2019 and ¥99,163 million for the year ended March 31, 2020, primarily due to the realized gain of ¥73,293 million resulting from the partial sale of Nomura’s investments in ordinary shares of Nomura Research Institute, Ltd.

Other operating results for the year ended March 31, 2020 include the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥16,333 million and losses from changes in counterparty credit spreads of ¥12,056 million.

Other operating results for the year ended March 31, 2019 include the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥183 million and losses from changes in counterparty credit spreads of ¥725 million.

Other operating results for the year ended March 31, 2018 include the positive impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥630 million and gains from changes in counterparty credit spreads of ¥6,846 million.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 22“Segment and geographic information” in our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2 “3. Operating, Financial and Cash Flow Analyses by Management”, “(6) Liquidity and Capital Resources.”

(2) Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5 “1. Consolidated Financial Statements and Other”, Note 2 “Fair value measurements” as well as Note 3 “Derivative instruments and hedging activities.”

Risk management of trading activity

Nomura adopts Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1)	Assumption on VaR

•	Confidence level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2)	Records of VaR

	Billions of yen
	March 31, 2019	March 31, 2020
Equity	1.1	1.1
Interest rate	2.8	2.8
Foreign exchange	1.9	1.9
Subtotal	5.8	5.8
Diversification benefit	(1.3)	(1.3)
VaR	4.5	4.5

	Billions of yen
	Year ended March 31, 2020
	Maximum	Minimum	Average
VaR	10.6	3.1	4.6

(3) Critical accounting policies and estimates

Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this annual report and which require the most difficult, subjective and complex judgments by management to develop estimates used in the application of these policies. Such estimates determined by management include estimates regarding the fair value of financial instruments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets, the impairment of equity method investments and other non-financial assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on the consolidated financial statements.

The COVID-19 pandemic has impacted some of the critical accounting estimates used in these consolidated financial statements during the year ended March 31, 2020 and is expected to continue to impact these estimates in future periods. Assumptions around how long the COVID-19 pandemic will last and how long the economies and financial markets in the key jurisdictions in which Nomura and its clients operate will take to recover has, and will continue to, affect these estimates. The key assumptions and estimates impacted by COVID-19 include:

•	The ability of clients to perform on their contractual obligations to Nomura arising from financial instruments for determination of fair value measurements or allowances for doubtful accounts;

•	The volatility and dislocation in global financial markets for determination of fair value measurements;

•	The expected duration of declines in global equity markets for determination of fair value measurements and impairment of equity method investments;

•	The future use of non-financial assets within Nomura for determination of whether impairments are required; and

•	The future profitability of Nomura to realize deferred tax assets.

The following table summarizes critical accounting policies within our consolidated financial statements, the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how the COVID-19 pandemic, has and is expected to continue to impact these estimates and therefore amounts reported in the consolidated financial statements. See Note 1 “Summary of Accounting Policies” for more information on the critical accounting policies we apply for all of these areas and the relevant additional footnotes referred to in the table for more information around how these critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Impact of COVID-19 pandemic

Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments	• Election of appropriate valuation techniques • Principal markets are active or inactive • Significance of level 3 inputs

•  Dislocated financial markets as a result of the COVID-19 pandemic has increased market volatility and reduced price transparency for certain financial instruments

•  Updates to inputs used to determine fair value of financial instruments

Allowances for doubtful accounts Note 7 “Financing receivables”	Determination of whether loans, other receivables and loan commitments are impaired and measurement of impairment losses

•  Ability of borrowers to pay in accordance with contractual terms of the financial instruments

•  Future cash flows for impaired loans where impairment measurement using a discounted cash flow method.

•  Fair value of collateral in impaired collateral dependent loans.

•  Ability of borrowers to pay increasingly subjective as has required consideration both to pay in the short-term while governments imposed lockdowns and similar restrictions on trading, and in the longer-term once the restrictions were lifted and economies were expected to improve.

•  Estimating future cash flows increasingly subjective due to uncertainty in future performance of borrowers

•  Estimating fair value increasingly subjective due to dislocated financial and non-financial markets

•  Allowances for credit losses increased to ¥ 13,012 m as of March 31, 2020 from ¥ 4,169 m as of March 31, 2019 primarily due to additional impairments identified in the fourth quarter due to the COVID-19.

Goodwill and intangible assets Note 10 “Other assets—Other / Other liabilities”	Determination of whether goodwill and intangible assets are impaired and measurement of any impairment loss.

•  Identifying impairment indicators which trigger an impairment test

•  Inputs to the fair value of reporting units which include goodwill and fair value of indefinite-life intangibles.

•  Future cash flows for recoverability of finite-lived intangible assets.

•  Annual goodwill impairment test performed in the fourth quarter. No impairment loss recognized as estimated fair value of reporting units exceeded carrying value.

•  ·Annual impairment test of indefinite-lived intangibles performed in the fourth quarter. No impairment loss recognized as estimated fair value exceeded carrying value.

•  The COVID -19 pandemic was not considered an impairment indicator for finite-lived intangible assets during the fourth quarter. No impairment testing of the relevant asset groups including these intangible assets was required.

Equity method investees Note 20 “Affiliated companies and other equity-method investees”	Determination of whether equity method investees are impaired.	• When a decline in the share price of listed equity method investees below carrying value is other-than-temporary.

•  As a result of significant declines in global equity markets during the fourth quarter due to the COVID-19 pandemic, we assessed and concluded no other-than-temporary impairment losses were required to be recognized.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Impact of COVID-19 pandemic

Litigation provisions Note 21 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions

•  Likelihood of eventual loss and ability to appeal or recover the loss from other parties

•  Management appetite to settle the matter

•  Loss amounts when claims are substantial, indeterminate or at an early stage

• While the COVID-19 pandemic has delayed the potential resolution of certain litigation matters, it has not had a direct significant impact on our litigation provisions as of March 31, 2020.

Income taxes Note 16 “Income taxes”	Realization of deferred tax assets

•  Future profitability of Nomura entities

•  Interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities.

•  Weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction

•  Although estimating future taxable income was increasingly subjective due to uncertainty in future profitability of Nomura, it did not result in a significant impact on our determination of realization of deferred tax assets as of March 31, 2020.

Level 3 financial assets as a proportion of total financial assets, carried at fair value on a recurring basis were 5% as of March 31, 2020 (5% as of March 31, 2019) as listed below:

	Billions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Financial assets measured at fair value (Excluding derivative assets)	¥6,855	¥9,699	¥751	¥—	¥17,305
Derivative assets	71	20,921	198	(19,248)	1,942

Total	¥6,926	¥30,620	¥949	¥(19,248)	¥19,247

See Note 2 “Fair value measurements” in our consolidated financial statements included in this annual report.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are determined based on quoted market prices or valuation models. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities after netting are shown below:

	Billions of yen
	March 31, 2019
	Assets	Liabilities
Listed derivatives	¥103	¥241
OTC derivatives	749	574

	¥852	¥815

	Billions of yen
	March 31, 2020
	Assets	Liabilities
Listed derivatives	¥559	¥716
OTC derivatives	1,383	1,093

	¥1,942	¥1,809

The following table presents the fair value of OTC derivative assets and liabilities as of March 31, 2020 by remaining contractual maturity.

	Billions of yen
	March 31, 2020
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥2,026	¥1,319	¥944	¥617	¥3,853	¥(7,376)	¥1,383
OTC derivative liabilities	1,748	1,256	922	626	3,392	(6,851)	1,093

(1)

Represents the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued. We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives that are expected to mitigate the above mentioned impact of changes in credit risk.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of March 31, 2020.

	Millions of yen
	March 31, 2020
	Funded	Unfunded	Total
Europe	¥120,362	¥71,840	¥192,202
Americas	53,878	57,280	111,158
Asia and Oceania	7,761	5,166	12,927

Total	¥182,001	¥134,286	¥316,287

Special Purpose Entities (“SPEs”)

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Accounting Developments

See Note 1“Basis of accounting and summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

(4) Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2020.

Millions of yen
March 31, 2020
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥19,932
Investments in subsidiaries and affiliates	1,209
Valuation of financial instruments	77,054
Accrued pension and severance costs	24,356
Other accrued expenses and provisions	51,566
Operating losses	308,504
Lease liabilities	47,680
Other	9,394

Gross deferred tax assets	539,695
Less—Valuation allowances	(388,411)

Total deferred tax assets	151,284

Deferred tax liabilities
Investments in subsidiaries and affiliates	89,630
Valuation of financial instruments	52,780
Undistributed earnings of foreign subsidiaries	2,423
Valuation of fixed assets	9,497
Right-of-use assets	47,438
Other	2,992

Total deferred tax liabilities	204,760

Net deferred tax assets (liabilities)	¥(53,476)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Quantitative and Qualitative Disclosures about Risk

Overview of Risk Management

Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to control, monitor and report those risks in a comprehensive manner in order to maintain financial soundness and to sustain and enhance its enterprise value.

Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) strategic risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components is explained in further detail below.

Risk Appetite

Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (“CRO”), the Chief Financial Officer (“CFO”) and the Chief Compliance Officer (“CCO”) to the Executive Management Board (“EMB”) for approval.

The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy, liquidity, financial risk and non-financial risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s Risk Appetite Statement is required to be reviewed at least annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight

Committee Governance

Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors (“BoD”)

The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties and has the authority to adopt, alter or abolish the regulations of the EMB.

Executive Management Board (“EMB”)

The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the Group Integrated Risk Management Committee (“GIRMC”). Key responsibilities of the EMB include the following:

•

Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as risk-weighted asset and unsecured funding to business units and establishes usage limits for these resources;

•

Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Integrated Risk Management Committee (“GIRMC”)

Upon delegation from the EMB, the GIRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GIRMC establishes a framework of integrated risk management consistent with Nomura’s risk appetite. The GIRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GIRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB.

In addition, the GIRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Nomura Group Conduct Committee

Upon delegation from the EMB, the Nomura Group Conduct Committee deliberates on the matters as necessary and thereby assures the sound and effective management of Nomura’s businesses.

Global Portfolio Committee (“GPC”)

Upon delegation from the GIRMC, the GPC deliberates on or determines all matters in relation to the management of a specific portfolio, for the purpose of achieving a risk profile consistent with the risk allocation and risk appetite of Nomura. The portfolio consists of businesses and products that fall within at least one of the three following categories: event financing, term financing and asset-based financing.

Asset Liability Committee (“ALCO”)

Upon delegation from the EMB and the GIRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the EMB, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GIRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Global Transaction Committee (“GTC”)

Upon delegation from the GPC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by the EMB and thereby assures the sound and effective management of Nomura’s businesses.

Other Committees

The Global Risk Analytics Committee and the Model Risk Analytics Committee deliberate on or determine matters concerning the development, management and strategy of risk models and valuation models upon delegation from the CRO, respectively. The primary responsibility of these committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report all significant matters and material decisions taken to the CRO on a regular basis. The Collateral Steering Committee deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use, limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements upon delegation from the CRO.

Chief Risk Officer (“CRO”)

The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GIRMC, and reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer (“CFO”)

The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.

Chief Compliance Officer (“CCO”)

The CCO is responsible for supervising the Legal, Compliance and Controls Division (“LCC Division”) and maintaining the effectiveness of the non-financial risk management framework (operational risk and reputational risk).

Risk Management Division, Finance Division and LCC Division

The Risk Management Division, the Finance Division and the LCC Division comprise various departments or units established independently from Nomura’s business units. These three divisions are responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive Officers/Senior Managing Directors and the GIRMC and others, as well as reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items as necessary. Important risk management issues are closely communicated between these three divisions and the CRO, CFO and CCO. The CRO, CFO and CCO regularly attend the EMB and GIRMC meetings to report specific risk issues.

Risk Policy Framework

Policies and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are run in accordance with these policies and procedures.

Monitoring, Reporting and Data Integrity

Development, consolidation, monitoring and reporting of risk management information (“risk MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division, the Finance Division and the LCC Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. These three divisions are responsible for implementing appropriate controls over data integrity for risk MI.

Management of Financial Resources

Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business units. Key components are set out below:

Risk-weighted assets

A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk based measure to supplement risk-weighted assets. See Item 2 “Consolidated Regulatory Capital Requirements” in this annual report for further information on our consolidated capital adequacy ratios and risk-weighted assets.

Economic Capital

Nomura’s internal measure of the capital required to support its business is the Nomura Capital Allocation Target (“NCAT”). NCAT is measured as the amount of capital required to absorb maximum potential losses over a one-year time horizon, computed by the risk model at the 99.95th percentile, or the equivalent Expected Shortfall. NCAT consists of Portfolio NCAT and Non-Portfolio NCAT. Portfolio NCAT consists of market risk, credit risk, event risk, principal finance risk, private equity risk and investment securities risk. Non-Portfolio NCAT consists of business risk and operational risk. NCAT is aggregated by taking into account the correlation among its various components. Nomura’s NCAT limit is initially set by the EMB, and the EMB subsequently allocates it to each business division and additional lower levels of the organization. (Please note the management by NCAT was abolished on March 31, 2020 and the management with risk-weighted asset is solely in place since April 1, 2020.)

Available Funds

The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Classification and Definition of Risk

Nomura classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Market risk	Risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (“CVA”) associated with deterioration in the creditworthiness of a counterparty.

Operational risk	Risk of financial loss or non-financial impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial risks. Operational risk does not include strategic risk and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Funding and Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of Nomura’s creditworthiness or deterioration in market conditions.

Business risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations. Business risk is managed by the senior management at Nomura.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Market Risk Management Process

Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge (“IRC”). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss due to adverse movements of market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting. For internal risk management purposes, VaR is calculated across Nomura at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, Nomura uses the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.

Nomura’s VaR model uses exact time series for each individual risk factor. However, if good quality data is not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual 1-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses did not exceed the 99% VaR estimate at the Nomura Group level on any occasion for the twelve months ended March 31, 2020.

Limitations and Advantages of VaR

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted regularly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact of market fluctuations on the entire Nomura Group.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for operating purposes and on a long-term basis. Equity investments held for operating purposes are minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations held in order to promote existing and potential business relationships. This non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by 10,043 million at the end of March 2019 and 7,658 million at the end of March 2020. The TOPIX closed at 1,591.64 points at the end of March 2019 and at 1,403.04 points at the end of March 2020. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty.

Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GIRMC and/or Global Risk Strategic Committee (“GRSC”), prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.

Credit risk is managed by CRM together with various global and regional risk committees. This ensures transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.

Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.

Nomura’s internal rating system employs a range of ratings models to ensure global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.

The Credit Risk Control Unit is a function within the Model Validation Group (“MVG”) which is independent of CRM. It ensures that Nomura’s internal rating system is properly reviewed and validated, reporting any breaks or issues to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk-weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.

Credit Limits and Risk Measures

Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Any change in circumstance that alters Nomura’s risk appetite for any particular counterparty, sector, industry or country is reflected in changes to the internal rating and credit limit as appropriate.

Nomura’s global credit risk management systems record all credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of any limit breaches.

For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Loans and lending commitments are measured and monitored on both a funded and unfunded basis.

Wrong Way Risk

Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of any WWR exposures. Stress testing is used to support the assessment of any WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

Stress Testing

Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.

Risk Mitigation

Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. (“ISDA”) agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2020 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥41	¥33	¥12	¥4	¥65	¥(134)	¥21	¥20	¥1
AA	704	318	144	108	686	(1,528)	432	48	384
A	785	511	416	185	1,280	(2,873)	304	126	178
BBB	282	224	185	134	761	(1,206)	380	79	301
BB and lower	136	147	52	34	108	(216)	261	243	18
Other(2)	78	86	135	152	953	(1,419)	(15)	60	0

Sub-total	¥2,026	¥1,319	¥944	¥617	¥3,853	¥(7,376)	¥1,383	¥576	¥882
Listed	1,027	88	6	—	—	(562)	559	194	365

Total	¥3,053	¥1,407	¥950	¥617	¥3,853	¥(7,938)	¥1,942	¥770	¥1,247

(1)

Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.

(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Country Risk

At Nomura, country risk is defined as the risk of loss arising from country-specific events (such as political, economic, legal and other events) that affect counterparties and/or issuers within that country, causing those counterparties and/or issuers to be unable to meet financial obligations. Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but not limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. Over 95% of the exposure was from investment-grade rated countries. The breakdown of top 10 country exposures is as follows:

Billions of Yen
Top 10 Country Exposures(1)	(As of March 31, 2020)
United States	4,880
Japan	2,713
United Kingdom	710
India	210
Singapore	207
France	144
South Korea	130
China	116
Hong Kong S.A.R	113
Saudi Arabia	106

(1)	The table represents the Top 10 country exposures as of March 31, 2020 based on country of risk, combining counterparty and inventory exposures

- Counterparty exposures include cash and cash equivalents held at banks; the outstanding default fund and initial margin balances posted by Nomura to central clearing counterparties as legally required under its direct and affiliate clearing memberships; the aggregate marked-to-market exposure by counterparty of derivative transactions and securities financing transactions (net of collateral where the collateral is held under a legally enforceable margin agreement); and the fair value of total commitment amount less any applicable reserves

- Inventory exposures are the market value of debt and equity securities, and equity and credit derivatives, using the net of long versus short positions.

Operational Risk Management

Operational risk is the risk of financial loss or non-financial impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial risks. Operational risk does not include strategic risk and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.

The Three Lines of Defense

Nomura adopts the industry standard “Three Lines of Defense” for the management of operational risk, comprising the following elements:

1)	1st Line of Defense: The business which owns and manages its risks

2)	2nd Line of Defense: The Operational Risk Management (“ORM”) function, which co-ordinates the Operational Risk Management Framework and its implementation

3)	3rd Line of Defense: Internal Audit, who provide independent assurance

Operational Risk Management Framework

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GIRMC, with delegated authority from the EMB has formal oversight over the management of operational risk.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.

Products and Services

•

Event Reporting: This process is used to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people and systems, or from external events.

•

Risk and Control Self-Assessment (“RCSA”): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global ORM are responsible for developing the RCSA process and supporting the business in its implementation.

•	Key Risk Indicators (“KRI”): KRIs are metrics used to monitor the business’ exposure to operational risk and trigger appropriate responses as thresholds are breached.

•

Scenario Analysis: The process used to assess and quantify potential high impact, low likelihood operational risk events. During the process actions may be identified to enhance the control environment which are then tracked via the Operational Risk Management Framework.

Outputs

•

Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Regulatory Capital Calculation for Operational Risk

Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (“Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardized Approach as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero.

In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

Operational risk capital is calculated at the end of September and March each year.

Model Risk Management

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from Model errors or incorrect or inappropriate Model application.

To effectively manage the Firm’s Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Firm’s Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Firm’s appetite.

New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s annual re-approval process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models

Risk Measures and Controls

Limit Frameworks

The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate clear escalation policies to ensure approval of limits at appropriate levels of seniority. The Risk Management Division, the Finance Division and the LCC Division are responsible for day-to-day operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions.

2)

The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across various risk classes as a result of the new product or business.

The new business approval process continues to seek assuring the sound and effective management to better meet the various changes observed in the market environment.

Stress Testing

Stress testing performed at the Nomura Group provides comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.

Stress tests are run on a regular basis or on an ad hoc basis as needed, for example, in response to material changes in the external environment and/or in the Nomura Group risk profile. The results of stress tests with supporting detailed analysis are reported to senior management and other stakeholders as appropriate for the stress test being performed.

Stress testing is categorized either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

•

Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•

Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group;

Scenario analysis includes following examples.

•

Nomura Group establishes several stress scenarios to validate risk appetite for capital and liquidity soundness, taking into account the business environment, business’s risk profile, economic environment and forecasts.

•	Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum; and

•

Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst Corporate Functions, Business Divisions, and senior management.

(6) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2020, our liquidity portfolio was ¥5,354.4 billion which sufficiently met liquidity requirements under the stress scenarios even amid the highly volatile financial market due to the pandemic of the COVID-19 pandemic.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2019 and 2020 and averages maintained for the years ended March 31, 2019 and 2020. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2019	March 31, 2019	Average for year ended March 31, 2020	March 31, 2020
Cash, cash equivalents and time deposits(1)	¥2,280.3	¥2,113.1	¥2,323.6	¥2,540.4
Government debt securities	2,553.0	2,424.6	2,371.5	2,412.2
Others(2)	301.1	332.8	310.6	401.8

Total liquidity portfolio	¥5,134.4	¥4,870.5	¥5,005.7	¥5,354.4

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2019 and 2020 and averages maintained for the years ended March 31, 2019 and 2020. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2019	March 31, 2019	Average for year ended March 31, 2020	March 31, 2020
Japanese Yen	¥1,696.8	¥1,570.7	¥1,500.6	¥1,341.9
U.S. Dollar	2,231.0	1,961.7	2,219.9	2,732.5
Euro	734.0	898.8	818.4	789.5
British Pound	325.2	265.7	310.5	315.5
Others(1)	147.4	173.6	156.3	175.0

Total liquidity portfolio	¥5,134.4	¥4,870.5	¥5,005.7	¥5,354.4

(1)	Includes other currencies such as the Australian dollar, the Canadian dollar and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 19 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019	March 31, 2020
NHI and NSC(1)	¥1,142.9	¥1,382.9
Major broker-dealer subsidiaries	2,473.5	2,645.8
Bank subsidiaries(2)	799.4	775.8
Other affiliates	454.7	549.9

Total liquidity portfolio	¥4,870.5	¥5,354.4

(1)

NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,573.6 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2020 was ¥7,928.0 billion, which represented 258.0% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2019	March 31, 2020
Net liquidity value of other unencumbered assets	¥2,268.1	¥2,573.6
Liquidity portfolio	4,870.5	5,354.4

Total	¥7,138.6	¥7,928.0

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 46.1% of total long-term debt outstanding as of March 31, 2020 from 43.6% as of March 31, 2019.

3.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019	March 31, 2020
Short-term bank borrowings	¥107.0	¥572.1
Other loans	231.4	154.3
Commercial paper	313.0	525.1
Deposits at banking entities	1,149.1	1,116.2
Certificates of deposit	11.1	12.1
Debt securities maturing within one year	707.2	692.5

Total short-term unsecured debt	¥2,518.8	¥3,072.3

3.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, Nomura International Funding Pte. Ltd. and Nomura Global Finance Co., LTD. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019	March 31, 2020
Long-term deposits at banking entities	¥232.5	¥147.9
Long-term bank borrowings	2,727.5	2,591.5
Other loans	87.9	82.5
Debt securities(1)	3,435.6	3,522.1

Total long-term unsecured debt	¥6,483.5	¥6,344.0

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3 Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 4.5 years as of March 31, 2020. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 6.4 years as of March 31, 2020. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 5.5 years as of March 31, 2020.

3.4 Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2020, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision”. To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2020 was 201.1%, and Nomura was compliant with requirements of the above notices. As for the NSFR, it is not yet implemented in Japan.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the years ended March 2019, we recorded net cash outflows from operating activities and investing activities. For the years ended March 2020, we recorded net cash outflows from operating activities and net cash inflow from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2019 and 2020.

	Billions of yen
	Year Ended March 31
	2019	2020
Net cash used in operating activities	¥(361.2)	¥(15.9)
Net income (loss)	(94.7)	219.4
Trading assets and private equity and debt investments	925.4	(2,754.7)
Trading liabilities	(143.1)	429.0
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,274.9)	2,224.4
Securities borrowed, net of securities loaned	1,987.3	291.8
Other, net	238.8	(425.7)
Net cash provided by (used in) investing activities	(112.5)	216.3
Net cash provided by financing activities	761.2	332.1
Long-term borrowings, net	516.7	(38.4)
Increase in short-term borrowings, net	85.9	656.2
Increase (decrease) in deposits received at banks, net	257.5	(93.3)
Other, net	(98.9)	(192.5)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44.7	(27.3)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	332.3	505.2
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,354.9	2,687.1

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥2,687.1	¥3,192.3

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2020, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥505.2 billion to ¥3,192.3 billion. Net cash of ¥332.1 billion was provided by financing activities due to net cash inflows of ¥656.2 billion from Short-term borrowings. As part of trading activities, while there were net cash outflows of ¥2,325.7 billion due to an increase in Trading assets and Private equity and debt investments in combination with cash inflows due to an increase in Trading liabilities, they were offset by net cash inflows of ¥2,516.1 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥15.9 billion was used in operating activities.

For the year ended March 31, 2019, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥332.3 billion to ¥2,687.1 billion. Net cash of ¥761.2 billion was provided by financing activities due to net cash inflows of ¥516.7 billion from Long-term borrowings. As part of trading activities, while there were net cash inflows of ¥782.2 billion due to a decrease in Trading assets and Private equity and debt investments in combination with cash outflows due to a decrease in Trading liabilities, they were offset by net cash outflows of ¥1,287.5 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥361.2 billion was used in operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2020, were ¥43,999.8 billion, an increase of ¥3,030.4 billion compared with ¥40,969.4 billion as of March 31, 2019, reflecting primarily an increase in Trading assets. Total liabilities as of March 31, 2020, were ¥41,268.6 billion, an increase of ¥2,979.9 billion compared with ¥38,288.6 billion as of March 31, 2019, reflecting primarily an increase in Securities sold under agreements to repurchase. NHI shareholders’ equity as of March 31, 2020 was ¥2,653.5 billion, an increase of ¥22.4 billion compared with ¥2,631.1 billion as of March 31, 2019, primarily due to an increase in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2019 and 2020.

	Billions of yen, except ratios
	March 31
	2019		2020
NHI shareholders’ equity	¥2,631.1		¥2,653.5
Total assets	40,969.4		43,999.8
Adjusted assets(1)	23,662.5		28,092.7
Leverage ratio(2)	15.6	x	16.6	x
Adjusted leverage ratio(3)	9.0	x	10.6	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2019	2020
Total assets	¥40,969.4	¥43,999.8
Less:
Securities purchased under agreements to resell	13,194.5	12,377.3
Securities borrowed	4,112.4	3,529.8

Adjusted assets	¥23,662.5	¥28,092.7

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 7.4% reflecting primarily an increase in Trading assets. Total NHI shareholders’ equity increased by 0.9% reflecting primarily an increase in Retained earnings. As a result, our leverage ratio increased from 15.6 times as of March 31, 2019 to 16.6 times as of March 31, 2020.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio was 9.0 times as of March 31, 2019 and 10.6 times as of March 31, 2020.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2020, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 15.34%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 16.40% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 16.60% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2020 is 7.51% for the common equity Tier 1 capital ratio, 9.01% for the Tier 1 capital ratio and 11.01% for the consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2019 and March 31, 2020.

	Billions of yen, except ratios
	March 31
	2019	2020
Common equity Tier 1 capital	¥2,439.7	¥2,404.6
Tier 1 capital	2,605.9	2,571.5
Total capital	2,651.9	2,602.4
Risk-Weighted Assets
Credit risk-weighted assets	7,527.4	7,634.7
Market risk equivalent assets	4,211.1	5,549.3
Operational risk equivalent assets	2,513.1	2,490.5

Total risk-weighted assets	¥14,251.6	¥15,674.5

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.11%	15.34%
Tier 1 capital ratio	18.28%	16.40%
Consolidated capital adequacy ratio	18.60%	16.60%

Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with the Notices. And we have started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. Management receives and reviews this consolidated leverage ratio on a regular basis. As of March 31 2020, our consolidated leverage ratio was 4.83％.

Regulatory changes which affect us

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

Results of operations and financial condition have been impacted by economic dislocations caused by the COVID-19 pandemic; risk weighted assets grew by ¥1.6 trillion to ¥16 trillion, common equity Tier1 capital ratio was 15.34%, Tier1 capital ratio was 16.40%, and Leverage Ratio was 4.83% for the March 2020 quarter-end. These figures were influenced by increased market volatility, and widening credit spread caused by COVID-19. Nomura Group has been dedicated to supporting our clients through the extremely challenging economic and financial market conditions that developed during the quarter.

The FSA and regulatory authorities have revised the current regulatory capital standards applicable to Nomura to alleviate some of the impact of the COVID-19 pandemic. In March 2020, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”), approved a set of measures that provide additional operational capacity for banks and supervisors. These measures allow banks and supervisors to immediately focus on financial stability, and priorities that alleviate the impact of the COVID-19 pandemic on the global banking system. GHOS also made changes to the implementation timeline of the outstanding Basel III standard by deferring the deadline by 1 year. After this announcement, the FSA also announced a 1 year deferment of the implementation schedule in Japan. In April 2020, the FSA and Bank of Japan agreed to develop necessary procedures toward a temporary exemption of the outstanding balance of financial institutions’ current accounts at the BOJ from the leverage ratio exposure measure in order to facilitate the implementation of monetary policy. The FSA published the revised draft notice of the Leverage ratio requirement for implementation of the agreement, which will be effective from June 30, 2020 to March 31, 2021.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, Basel III: The Net Stable Funding Ratio and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The group of G-SIBs have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIBs. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with 3-year transitional arrangement.

In November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese G-SIBs and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a G-SIB as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.

Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e. the FSA), although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.

To implement this SPE resolution strategy effectively, the FSA requires holding companies of the TLAC Covered SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, the TLAC Covered SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings

The cost and availability of unsecured funding are generally dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

On August 2, 2019, S&P Global Ratings downgraded the long-term issuer credit rating of the Company to BBB+ from A-. S&P Global Ratings also downgraded the long-term issuer credit rating of Nomura Securities Co., Ltd. (“NSC”) to A- from A, and the short-term credit rating of NSC to A-2 from A-1.

On May 13, 2020, Fitch Ratings placed the bbb+ viability ratings of the Company and NSC on negative watch. Fitch Ratings affirmed the Issuer Default Rating at A- and the Outlook at Stable.

As of May 28, 2020, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+(Stable)
Moody’s Investors Service	—	Baa1(Negative)
Fitch Ratings	F1	A-(Stable)
Rating and Investment Information, Inc.	a-1	A+(Stable)
Japan Credit Rating Agency, Ltd.	—	AA-(Stable)

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A-(Stable)
Moody’s Investors Service	P-2	A3(Negative)
Fitch Ratings	F1	A-(Stable)
Rating and Investment Information, Inc.	a-1	A+(Stable)
Japan Credit Rating Agency, Ltd.	—	AA-(Stable)

(7) Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

(8) Tabular Disclosure of Contractual Obligations

In the ordinary course of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In connection with our banking and financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have fixed expiration dates.

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, we issue Japanese Yen and non-Japanese Yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•

We lease office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business both in Japan and overseas as lessee. These arrangements predominantly consist of operating leases;

•	Separately we sublease certain real estate and equipment through operating lease arrangements.

Finance lease commitments:

•	We lease certain equipment and facilities in Japan and overseas which are classified as finance lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

•

As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs.

Commitments to invest in partnerships:

•	We have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Note 8 “Leases” in our consolidated financial statements contains further detail on our operating leases and capital leases. Note 11 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 21 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on our clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2020.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥2,351	¥10	¥1,184	¥1,156	¥1
Long-term borrowings(1)	7,720,941	778,008	1,224,258	1,645,653	4,073,022
Contractual interest payments(2)	458,021	74,270	125,210	91,478	167,063
Operating lease commitments(3)	215,916	41,270	56,349	43,751	74,546
Purchase obligations(4)	126,949	20,523	35,720	8,392	62,314
Commitments to extend credit(5)	2,247,433	1,399,086	139,295	167,322	541,730
Commitments to invest	15,278	491	4	5,628	9,155

Total	¥10,786,889	¥2,313,658	¥1,582,020	¥1,963,380	¥4,927,831

(1)

The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2020.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
(4)

The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables. Includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment partnership. See Note 23 “Significant subsequent events” for further information..

(5)	Contingent liquidity facilities to central clearing counterparties are included.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase greements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,969 billion for reverse repurchase agreements and ¥677 billion for repurchase agreements as of March 31, 2020.

4. Significant Contracts.

Nomura tendered to the self-tender offer made by Nomura Research Institute, Ltd. (“NRI”) conducted between July 1, 2019 and July 29, 2019. Upon the settlement on August 21, 2019, Nomura sold ¥101,889,300 ordinary shares it held at ¥159,966,201,000 (¥1,570 per share) to NRI. NRI remains an equity method affiliate of NHI.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2020	Number of Issued Shares as of June 30, 2020	Trading Markets	Description
Common Stock	3,493,562,601	3,493,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(2)
			Singapore Exchange
			New York Stock Exchange

Total	3,493,562,601	3,493,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between June 1, 2020 and June 30, 2020 are not included in the number of issued shares as of June 30, 2020.
(2)	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2020)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2020)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.46	1,153	115,300	92,200	From April 20, 2015 to April 19, 2020	1
SARs No.47	3,720	372,000	319,800	From April 20, 2016 to April 19, 2021	1
SARs No.48	5,268	526,800	502,000	From April 20, 2017 to April 19, 2022	1
SARs No.49	398	39,800	39,800	From October 20, 2015 to April 19, 2021	1
SARs No.50	397	39,700	39,700	From October 20, 2016 to April 19, 2022	1
SARs No.53	937	93,700	60,600	From April 20, 2015 to April 19, 2020	1
SARs No.54	4,563	456,300	434,600	From April 20, 2016 to April 19, 2021	1
SARs No.55	26,782	2,678,200	2,678,200	From November 19, 2015 to November 18, 2020	821
SARs No.56	1,892	189,200	63,100	From April 20, 2015 to April 19, 2020	1
SARs No.57	6,524	652,400	612,300	From April 20, 2016 to April 19, 2021	1
SARs No.58	10,145	1,014,500	978,400	From April 20, 2017 to April 19, 2022	1
SARs No.60	3,754	375,400	361,000	From March 31, 2016 to March 30, 2021	1
SARs No.61	13,746	1,374,600	1,320,000	From March 31, 2017 to March 30, 2022	1
SARs No.62	26,737	2,673,700	2,673,700	From November 18, 2016 to November 17, 2021	738
SARs No.63	5,461	546,100	516,400	From April 20, 2016 to April 19, 2021	1
SARs No.64	9,282	928,200	902,000	From April 20, 2017 to April 19, 2022	1
SARs No.65	14,975	1,497,500	1,458,000	From April 20, 2018 to April 19, 2023	1
SARs No.68	25,688	2,568,800	2,568,800	From November 18, 2017 to November 17, 2022	802
SARs No.69	10,341	1,034,100	1,008,900	From April 20, 2017 to April 19, 2022	1
SARs No.70	15,522	1,552,200	1,483,700	From April 20, 2018 to April 19, 2023	1
SARs No.71	20,283	2,028,300	1,828,600	From April 20, 2019 to April 19, 2024	1

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2020)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2020)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.72	2,592	259,200	259,200	From October 30, 2016 to October 29, 2021	1
SARs No.73	1,054	105,400	105,400	From April 30, 2017 to April 29, 2022	1
SARs No.74	25,354	2,535,400	2,535,400	From November 11, 2018 to November 10, 2023	593
SARs No.75	11,886	1,188,600	1,134,300	From April 20, 2018 to April 19, 2023	1
SARs No.76	14,569	1,456,900	1,372,700	From April 20, 2019 to April 19, 2024	1
SARs No.77	42,580	4,258,000	3,639,800	From April 20, 2020 to April 19, 2025	1
SARs No.78	8,118	811,800	811,800	From April 20, 2021 to April 19, 2026	1
SARs No.79	8,099	809,900	809,900	From April 20, 2022 to April 19, 2027	1
SARs No.80	1,362	136,200	136,200	From April 20, 2023 to April 19, 2028	1
SARs No.81	1,362	136,200	136,200	From April 20, 2024 to April 19, 2029	1
SARs No.82	2,767	276,700	276,700	From October 30, 2017 to October 29, 2022	1
SARs No.83	639	63,900	63,900	From April 30, 2018 to April 29, 2023	1
SARs No.84	24,889	2,488,900	2,488,900	From November 17, 2019 to November 16, 2024	684
SARs No.85	25,079	2,507,900	2,506,900	From November 20, 2020 to November 19, 2025	573

B. Rights plan

None

C. Other plan

None

(3) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (millions of yen)	Common Stock (millions of yen)	Increase/(Decrease) of Additional paid-in capital (millions of yen)	Additional paid-in capital (millions of yen)
December 18, 2017(1)	(179,000,000)	3,643,562,601	—	594,493	—	559,676
December 17, 2018(1)	(150,000,000)	3,493,562,601	—	594,493	—	559,676

(1)	The decrease is due to the cancellation of treasury stock.

(4) Shareholders

	As of March 31, 2020
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	—	156	71	2,893	855	276	322,724	326,975	—
Number of Units Held	—	7,998,513	939,212	1,456,871	10,345,794	9,998	14,169,693	34,920,081	1,554,501
Percentage of Units Held (%)	—	22.91	2.69	4.17	29.63	0.03	40.58	100.00	—

(1)	Out of 454,625,108 treasury stocks, 4,546,251 units are included in Individuals and Others while 8 shares are in Shares Representing Less than One Unit (Shares).
(2)	Other Corporations includes 20 units held by Japan Securities Depository Center, Inc.

(5) Major Shareholders

		As of March 31, 2020
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	228,152	7.50
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	163,096	5.36
Japan Trustee Services Bank, Ltd. (Trust Account 5)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	70,680	2.32
JP Morgan Chase Bank 385151	25 Bank Street Canary Wharf London E14 5JP, UK	53,546	1.76
Northern Trust Co (AVFC) Re Silchester International Investors International Value Equity Trust	50 Bank Street Canary Wharf London E14 5NT, UK	51,872	1.70
Japan Trustee Services Bank, Ltd. (Trust Account 7)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	50,758	1.67
State Street Bank West Client-Treaty 505234	1776 Heritage Drive, North Quincy, MA 02171 U.S.A.	49,110	1.61
Northern Trust Co (AVFC) Re US Tax Exempted Pension Funds	50 Bank Street Canary Wharf London E14 5NT, UK	39,176	1.28
Japan Trustee Services Bank, Ltd. (Trust Account 1)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	36,260	1.19
SSBTC Client Omnibus Account	One Lincoln Street Boston MA USA 02111	34,172	1.12

Total		776,822	25.56

(1)	The Company has 454,625 thousand shares of treasury stock as of March 31, 2020 which is not included in the Major Shareholders list above.
(2)	For Shares Held in the above, amounts less than thousand shares are discarded.
(3)

According to a statement on Schedule 13G (Amendment No.4) filed by BlackRock, Inc. with the SEC on February 5, 2020, BlackRock, Inc. owned 201,152,010 shares, representing 5.80% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2020.

		As of December 31, 2019
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
BlackRock, Inc.	55 East 52nd Street New York, NY 10055	201,152	5.80

(4)

According to a statement on Schedule 13G filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 12, 2020, Sumitomo Mitsui Trust Holdings, Inc. owned 176,742,300 shares, representing 5.10% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2020.

		As of December 31, 2019
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Sumitomo Mitsui Trust Holdings, Inc.	1-4-1, Marunouchi, Chiyoda-Ku, Tokyo, Japan	176,742	5.10

(6) Voting Rights

A. Outstanding Shares

	As of March 31, 2020
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	Common stock	454,625,100	—	—
Stock with full voting right (Others)	Common stock	3,037,383,000	30,373,830	—
Shares less than 1 unit	Common stock	1,554,501	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,493,562,601	—	—

Voting Rights of Total Shareholders		—	30,373,830	—

(1)	Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 8 treasury stocks.

B. Treasury Stocks

Name	Address	As of March 31, 2020
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	454,625,100	—	454,625,100	13.01

Total	—	454,625,100	—	454,625,100	13.01

(7) Restricted Stock Units

Series of RSU	Grant date	Number of RSU (March 31, 2020)	Number of RSU in the Preceding Month to Filing of this Report (May 31, 2020)	Period of payment
RSU No.2	2018.5.14	14,498,400	—	2020.4.20~2020.5.19
RSU No.3	2018.5.14	14,539,900	14,480,700	2021.4.20~2021.5.19
RSU No.4	2018.5.14	1,160,200	1,160,200	2022.4.20~2022.5.19
RSU No.5	2018.5.14	1,155,400	1,155,400	2023.4.20~2023.5.19
RSU No.6	2018.5.14	109,000	109,000	2024.4.20~2024.5.19
RSU No.7	2018.5.14	108,800	108,800	2025.4.20~2025.5.19
RSU No.8	2019.5.16	10,089,000	—	2020.4.20~2020.5.19
RSU No.9	2019.5.16	10,041,900	10,003,030	2021.4.20~2021.5.19
RSU No.10	2019.5.16	10,041,400	10,002,930	2022.4.20~2022.5.19
RSU No.11	2019.5.16	751,700	747,300	2023.4.20~2023.5.19
RSU No.12	2019.5.16	748,500	744,100	2024.4.20~2024.5.19
RSU No.13	2019.5.16	48,000	48,000	2025.4.20~2025.5.19
RSU No.14	2019.5.16	47,400	47,400	2026.4.20~2026.5.19
RSU No.15	2020.5.27	—	24,773,200	2021.4.20~2021.5.19
RSU No.16	2020.5.27	—	24,701,900	2022.4.20~2022.5.19
RSU No.17	2020.5.27	—	24,817,300	2023.4.20~2023.5.19
RSU No.18	2020.5.27	—	1,703,600	2024.4.20~2024.5.19
RSU No.19	2020.5.27	—	1,699,600	2025.4.20~2025.5.19
RSU No.20	2020.5.27	—	179,800	2026.4.20~2026.5.19
RSU No.21	2020.5.27	—	179,400	2027.4.20~2027.5.19

Please see “4. Status of Corporate Governance and Other” for detail of the plan.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-3 and 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (June 18, 2019) (Purchase period from June 19, 2019 to March 31, 2020)	300,000,000	150,000,000,000
Stock repurchased prior to April 1, 2019	—	—
Stock repurchased from April 1, 2019 to March 31, 2020	299,362,300	149,999,997,420
Total shares and amounts resolved	637,700	2,580
Percentage not repurchased at year end (%)	0.2	0.0
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	0.2	0.0

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2020(1)	19,481	9,247,069
Stock repurchased during the period(2)	1,149	489,284

(1)	Acceptance of requests for purchasing less-than-a-full-unit-shares.
(2)	Repurchases from June 1, 2020 to the reporting date of this annual report are not included.

(4) Disposal and retention of repurchased stock

	Year ended March 31, 2020		Stock repurchased during the period(2)
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(1)	27,168,475	15,373,217,636	16,828,026	8,176,945,396
Treasury stocks	454,625,108	—	437,798,231	—

(1)	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights and allotment of RSU.
(2)	Repurchases or disposals and allotments from June 1, 2020 to the reporting date of this annual report are not included.

3. Dividend Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders.

We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator. Dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31).

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

(Dividends for the year ended March 31, 2020)

In line with its dividend policy for the year ended March 31, 2020, the Company paid a dividend of ¥15 per share to shareholders of record as of September 30, 2019. Based on the same dividend policy, we paid a dividend of ¥5 yen per share to shareholders of record as of March 31, 2020. As a result, the annual dividend totaled ¥20 per share.

The details of dividends from retained earnings in the year ended March 31, 2020 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors October 29, 2019	September 30, 2019	48,483	15.00

Board of Directors May 8, 2020	March 31, 2020	15,195	5.00

4. Status of Corporate Governance and Other

(1) Status of Corporate Governance

Underlying Concept of Corporate Governance

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework which ensures effectiveness of management oversight and transparency in the Company’s management and at the same time pursues sustainable growth and expedited decision-making process within the Nomura Group.

Although Japan’s Corporate Governance Code went into effect in June 2015, we had already been moving forward with a number of initiatives to reinforce our corporate governance prior to this.

In 2001, when the Company adopted a holding company structure and was listed on the New York Stock Exchange (NYSE), the Company installed Outside Directors and established the Internal Controls Committee as a voluntary institutional design, as well as the Compensation Committee (comprised of a majority of Outside Directors) and the Advisory Board of eminent persons from outside the Company.

Beginning in 2003, the Company has further strengthened and increased the transparency of the Company’s oversight functions by converting to a Company with Three Board Committees and establishing the Nomination, Audit and Compensation Committees, which are all comprised of a majority of Outside Directors. At the same time, considerable authority for the execution of business functions has been delegated to the Company’s Executive Officers to expedite the decision-making process within the Nomura Group. Moreover, work has been done to secure management’s transparency by carrying out supervision from various perspectives, such as by putting in place Outside Directors with extensive experience concerning corporate management and international business, putting in place Outside Directors who are well-versed in areas such as accounting and legal systems, and by proceeding with the diversification of the attributes of Directors.

In 2010, the Board of Directors welcomed two non-Japanese Outside Directors, and the majority of the Board of Directors became Outside Directors. From 2015, the “Outside Directors Meeting” was established, and Outside Directors have had the opportunity to regularly discuss various matters, such as matters regarding the Company’s business and corporate governance. In addition, the Advisory Board welcomed Asia experts, and as a global financial services group, is receiving various advice. Moreover, in 2019, to further improve the governance structure, it was decided that all of the chairs of the three committees would be Outside Directors. Additionally, at the Nomination Committee which is chaired by an Outside Director, concerning the Group CEO succession plan, work is being done for the further development of governance by carrying out activities such as discussions concerning topics such as qualifications and potential candidates that should be sought on the basis of the management environment from now on.

As something to replace the “Code of Ethics of Nomura Group” that was established in 2004 as a code of conduct to be observed by each director, officer and employee of Nomura Group, the “Nomura Group Code of Conduct” was established in 2019 as a guideline for Nomura Group directors, officers and employees to translate the Nomura Group Corporate Philosophy into actions. All of our business activities are carried out based on the Group Code of Conduct, and through thorough compliance with the Code, we endeavor to fulfill the various responsibilities in relation to, not only shareholders, but to various stakeholders.

The “Nomura Group Code of Conduct” can be accessed from the Company’s website.

(https://www.nomuraholdings.com/company/basic/coc.pdf)

In November 2015, recognizing the perspectives of various stakeholders beginning with shareholders and clients, the Company established the “Nomura Holdings Corporate Governance Guidelines” for the purpose of contributing to realizing effective corporate governance as a structure for transparent/fair and timely/decisive decision-making.

The “Nomura Holdings Corporate Governance Guidelines” can be accessed from the Company’s website

(http://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf).

Summary of the corporate governance structure and reasons for adopting such structure

The Company is a Company with Three Board Committees. The Company has determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons below.

A Company with Three Board Committees establishes Nomination, Audit and Compensation Committees, which are each to be comprised of a majority of Outside Directors, and in addition to striving to enhance management oversight and improve transparency by separating management oversight and business execution functions , it is a structure that makes it possible to strive to expedite the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. Further, the Company believes that a Company with Three Board Committees is the most compatible with the corporate governance standards which form a part of the NYSE (which the Company is listed on) Listed Company Manual.

The outline of the Company’s Corporate Governance Structure is as follows:

<The Board of Directors and Committees>

The main role of the Company’s Board of Directors is management oversight and the purpose of the Board of Directors of the Company is to strive for the Company’s sustainable growth and maximization of corporate value over the mid to long-term. The Board of Directors, in addition to ensuring the fairness and transparency of the management, determines the “Fundamental Management Policy,” and appointments of Executive Officers that manage the Company such as the Group CEO and important business execution decisions are made based on such policy.

The Board of Directors of the Company, to perform its management oversight functions appropriately, has a general rule that the majority of the Board of Directors must be Outside Directors. Six out of the current ten Directors of the Company’s Board of Directors are Outside Directors, and to enable active discussion from diversified perspectives, the Board of Directors is composed of members with diversity, such as nationality, gender and professional background, and with expertise such as accounting and corporate management.

As an entity that has adopted the Company with Three Board Committees structure, the Board of Directors and the Audit Committee perform the central role in management oversight functions within the Company. The Chair of the Board of Directors is held by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to concentrate on overseeing the business conducted by the Executive Officers. The Audit Committee is chaired by an Outside Director, making its independence from the management even clearer.

The overview of the roles and members, etc., of each Committee are as follows:

(1) Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of this Committee are: Outside Directors Hiroshi Kimura and Kazuhiko Ishimura, and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Hiroshi Kimura.

(2) Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and prepares audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the independent auditors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Noriaki Shimazaki and Mari Sono, and a Director not concurrently serving as an Executive Officer and a full-time member of Audit Committee, Hisato Miyashita. This Committee is chaired by Noriaki Shimazaki. All members satisfy requirements for independence as defined in the U.S. Sarbanes-Oxley Act of 2002, and Noriaki Shimazaki is a Financial Expert under this Act and has considerable degree of knowledge in the areas of finance and accounting.

(3) Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the Committee are elected by the Board of Directors. The current members of this Committee are: Outside Directors Hiroshi Kimura and Kazuhiko Ishimura, and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Hiroshi Kimura.

<Business Execution Framework>

The Board of Directors has, to the extent permitted by laws and regulations, delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be decided upon deliberation by specific management bodies within the Company including the Executive Management Board, the Group Integrated Risk Management Committee, Nomura Group Conduct Committee, and the Internal Controls Committee. These management bodies are required to report to the Board of Directors on the status of their deliberations at least once every three months. The roles and members of each management body are outlined below.

(1) Executive Management Board

This Board is chaired by the Group Chief Executive Officer (“Group CEO”) Kentaro Okuda and also consists of the Representative Executive Officer, Toshio Morita, and other persons designated by the Group CEO. The Executive Management Board deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

(2) Group Integrated Risk Management Committee

This Committee is chaired by the Group CEO Kentaro Okuda and also consists of the Representative Executive Officer Toshio Morita, Division Heads (responsible for execution of business in each division), Chief Risk Officer (CRO), Chief Financial Officer (CFO), and other persons designated by the Group CEO. The Executive Management Board has delegated authority to the Group Integrated Risk Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group.

(3) Nomura Group Conduct Committee

This Committee is chaired by the Chief of Staff and Chief Compliance Officer Tomoyuki Teraguchi, and also consists of the Chief Strategy Officer, Senior Conduct Officers of each division, and Division Heads. The Nomura Group Conduct Committee carries out deliberations concerning the embedding of the Nomura Group Code of Conduct as well as the management of compliance and conduct risk within Nomura Group.

(4) Internal Controls Committee

This Committee is chaired by the Group CEO Kentaro Okuda, and also consists of person(s) designated by the Group CEO, Audit Committee member Noriaki Shimazaki elected by the Audit Committee, and Director Hisato Miyashita elected by the Board of Directors. The Internal Controls Committee carries out deliberations and makes determinations concerning basic matters regarding the maintenance and assessement of internal control with respect to the Nomura Group’s business and matters regarding the Nomura Group’s promotion of proper corporate behavior.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

In addition to the above, an “Advisory Board”, consisting of external leaders with extensive expertise, has been established as a consultative panel for the Executive Management Board to utilize outside opinions in planning the Company’s management strategies.

Status of the Internal Controls System and Status of the Internal Controls System of the Subsidiaries

The Company is committed to strengthening and improving its internal controls system in order to promote proper corporate behavior throughout the Nomura Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports and fostering the timely and appropriate disclosure of information.

The internal controls system in the Company has been implemented based on a resolution adopted by the Board of Directors under the title “Structures for Ensuring Appropriate Operations at Nomura Holdings, Inc.,” which also includes matters regarding maintenance of internal control system as a group. Further, based on the content of the resolution of the Company, each Nomura Group company maintains internal control system that reflects the actual conditions of each company.

(Regulations regarding the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Appoint Directors

For the pupose of carrying out the smooth operation of the General Meeting of Shareholders, the Company’s Articles of Incorporation provide that a resolution for the appointment of Directors shall be adopted at a general meeting of shareholders with a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the appointment of Directors.

Requirements for a “Special” Resolution at the General Meeting of Shareholders

The Company’s Articles of Incorporation provide that any resolution under Article 309, Paragraph 2 of the Companies Act must be adopted with a vote in favor by 2/3 of the voting rights held by the shareholders at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Decision-Making Body for Dividends, etc.

In order for the Company to return profit to the shareholders and execute capital policy by responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide that dividend distributions, etc., under Article 459, Paragraph 1 of the Companies Act must be approved by a resolution adopted by the Board of Directors, instead of a resolution adopted by the general meeting of shareholders, unless otherwise prescribed by law.

Release for Directors and Executive Officers

In order for the Directors and Executive Officers to perform their expected roles in the execution of their duties, the Company’s Articles of Incorporation provide that Directors (including former Directors) and Executive Officers (including former Executive Officers) can be released from Companies Act Article 423 Paragraph 1 liability by a resolution adopted by the Board of Directors pursuant to Article 426 Paragraph 1 of the Companies Act, up to the amount specified in applicable laws and regulations.

Limitation of Liability Agreement

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with Directors Hisato Miyashita and all of the Outside Directors. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Preferred Stock

In order to secure as many financing options as possible and make it possible to promptly respond in the future to changes in the environment, including changes in the economic and business environments, the Company’s Articles of Incorporation essentially provides that the Company can issue preferred stock with no voting rights, in addition to common stock. The unit for preferred stock is 100 shares, which is the same as the unit for common stock. The shareholders of preferred stock may not exercise voting rights with regard to any proposals at a general meeting of shareholders, as long as such shareholders of the preferred stock receive preferred dividends that are paid in priority to the shareholders of the common stock. Further, currently as of the date of this submission, the only stock that has actually been issued is common stock.

(3) Status of audit

1.	Status of Audits by the Audit Committee

Organization, personnel, and procedures of audits by the Audit Committee

The Audit Committee is composed of two outside directors and one full-time director who does not concurrently serve as an executive officer and does not execute business operations. All members of the Audit Committee must be independent pursuant to the Sarbanes-Oxley Act of the United States, as well as related Securities and Exchange Commission rules and New York Stock Exchange rules, and in principle one or more members of the Audit Committee must be financial experts.

Noriaki Shimazaki, Chairman of the Audit Committee (and outside director), has a wealth of experience in corporate management, and is a Financial Expert pursuant to the US Sarbanes-Oxley Act with a considerable degree of knowledge regarding finance and accounting. Audit Committee member (and outside director) Mari Sono has a high level of expertise in corporate accounting due to her many years of experience as a Certified Public Accountant. Audit Committee member (and full-time director) Naoto Miyashita has a wealth of experience and knowledge in the field of compliance, having worked for many years in the legal and compliance affairs of securities companies including our company, serving as Nomura Group’s Chief Compliance Officer.

In order to increase the effectiveness of audits by the Audit Committee, a full-time director who does not concurrently serve as an executive officer may be appointed as necessary as a full-time Audit Committee member or an “Audit Mission Director.” Furthermore, the Company has established the “Office of Non-Executive Directors and Audit Committee” as a department dedicated to supporting the duties of the Audit Committee and directors. To ensure the independence of the Office of Non-Executive Directors and Audit Committee from business execution, its employees are evaluated by either the Audit Committee or an Audit Committee member designated by the Audit Committee. Furthermore, the consent of either the Audit Committee or an Audit Committee member designated by the Audit Committee is required for the hiring, transfer, or discipline of such employees.

The Audit Committee establishes audit policies and the division of duties, etc., and in accordance with those policies and duties, monitors and verifies the establishment and operation of the Nomura Group’s internal control system, and carries out audits concerning the legality, validity, and efficiency of the execution of duties by directors and executive officers. The chairperson of the Audit Committee also serves as the chairperson of the Audit and Supervisory Committee of Nomura Securities, the Company’s main subsidiary. The Audit Committee engages in audit activities jointly with the Audit and Supervisory Committee of Nomura Securities, including two outside Audit and Supervisory Committee members, and three Audit Mission Directors. The Audit Committee conducts audits in an effective and efficient manner in cooperation with the internal control divisions, and the audit and supervisory committee members and statutory auditors of subsidiaries other than Nomura Securities, as well as with the Internal Audit Division and the accounting auditor. The Audit Committee conducts self-evaluations each year to clarify issues, thereby enhancing audit activities. The Audit Committee also monitors and verifies the performance of the accounting auditor’s duties, conducts annual evaluations, and provides feedback on the results of such evaluations to the accounting auditor.

Activities of the Audit Committee

The Audit Committee met 16 times during the fiscal year under review, and each meeting took an average of approximately 4.5 hours. All meetings were held jointly with the Audit and Supervisory Committee of Nomura Securities, and two of the meetings were global meetings attended by the chairpersons of the Audit Committees of holding subsidiaries overseeing overseas regions. Each of the Audit Committee members attended all meetings.

The Audit Committee held a total of 55 interviews with representative executive officers and other executive officers, senior managing directors, key employees in internal control-related departments, and accounting auditors. The Audit Committee also received reports on audit activities from the full-time Audit Committee member and Nomura Securities’ three Audit Mission Directors. In addition, the Audit Committee members attended important meetings, held interviews with executive officers, senior managing directors, and the accounting auditor, and examined the execution of duties by directors and executive officers, as well as the development and operation of the internal control system.

The Audit Committee offers comments and proposals in the form of Observations of the Audit Committee regarding matters deemed to be especially important in regular reports on execution of duties submitted to the Board of Directors, and exchanges views with directors who are not members of the Audit Committee. Additionally, the Audit Committee works closely with the accounting auditor and the Internal Audit Division to share information and exchange views on auditing issues and other matters through Audit Committee meetings and other regular meetings.

In the fiscal year under review, the Audit Committee focused its audits on four points as key audit items: 1) establishing a sound corporate culture, 2) enhancement of Group governance, 3) initiatives to achieve medium-to-long term management strategies, and 4) establishing a robust internal control system and enhancing business management. The Audit Committee conducted audits with a special emphasis on two areas: impacts on these key audit items resulting from the business platform rebuilding and the consolidation and reorganization of operations, and measures taken to implement a code of conduct and ensure awareness of compliance in light of events such as the incident that led to a business improvement order.

Key Audit Items	Main Focal Points of Audits
1) Establishing a sound corporate culture	①	High professional ethics, compliance, and awareness of conduct throughout the Group
	②	Achievement of customer-oriented business operations
	③	Development of a healthy work environment and reform of working styles
	④	Promotion of diversity and inclusion

2) Enhancement of Group governance	①	Improvement of the governance system’s effectiveness in response to the Corporate Governance Code

	②	Governance and internal control of subsidiaries

	③	Decision-making and post-investment monitoring in strategic investments

	④	Communication with stakeholders

3) Initiatives to achieve medium-to-long term management strategies	①	PDCA for strategies and tactics of the Group and each division
	②	Provision of new services through digitization and promotion of measures to improve convenience and business efficiency
	③	Establishment of a structure and business strategy for continental Europe in preparation for the UK’s withdrawal from the EU
	④	Improvement of Nomura Group’s corporate brand

4) Establishing a robust internal control system and enhancing business management	①	Implementation of improvement measures addressing the incident of improper information leakage
	②	Appropriate management of various risks and upgrading of management methods
	③	Compliance with financial regulations such as those relating to capital management, liability management, and liquidity management
	④	Isolation from organized crime groups and reinforcement of measures against money laundering
	⑤	Response to requests from various countries’ supervisory authorities

Recognizing the importance of ensuring that a code of conduct meeting society’s expectations of a financial institution is widely accepted throughout the Company and is firmly established as a sound corporate culture, the Audit Committee implemented the following special measures during the fiscal year under review.

In collaboration with external experts, the Audit Committee conducted an investigation into the leak of privileged information on plans to reorganize the Tokyo Stock Exchange sections that occurred at Nomura Securities and, based on the results of this investigation, submitted recommendations on measures to prevent recurrence to the Board of Directors. In this way, the Audit Committee performed its important duties in terms of organizational response to the incident. The Audit Committee also monitored the implementation of improvement measures formulated based on the recommendations, and the content of the business improvement report to the Financial Services Agency, and carefully monitored and verified progress on enhancement of Nomura Group’s internal control system.

In light of the occurrence of the leak and employee scandals, etc., the Audit Committee conducted “ad-hoc visits” to retail branch offices and headquarters departments, aiming to confirm awareness of the issues involved in the leak and awareness of conduct risk by asking the same questions of employees at different levels and seeking answers from them. From June to October 2019, the full-time Audit Committee member and Nomura Securities’ three Audit Mission Directors shared the work of visiting the retail branch offices (92 branches) and the headquarters departments (99 offices).

The global spread of the new coronavirus had a major impact on Nomura’s business operations toward the end of the fiscal year. The Audit Committee checked on business continuity initiatives led by the Group Crisis Management Committee, and frequently contacted the accounting auditor to confirm auditing progress.

The full-time Audit Committee member and Nomura Securities’ three Audit Mission Directors share duties with other Audit Committee members and attend or observe important meetings including meetings of the Internal Controls Committee, the Executive Management Board, and the Group Integrated Risk Management Committee. They also audit the status of business execution and related matters by means including interviewing executive officers, senior managing directors, and key personnel of departments related to internal control, and visiting the retail branch offices, headquarters departments, and overseas offices, and report their findings to the Audit Committee. Moreover, they strive to enhance the audit activities of the Nomura Group by serving as directors or statutory auditors of major subsidiaries and monitoring the status of business execution and related matters at such companies.

2.	Status of internal audit

Organization, personnel and procedures for internal audits

In order to ensure effective and adequate internal controls, in addition to the establishment of the Group Internal Audit Department which is independent from the business execution functions, specialized internal audit departments have been similarly established at major affiliated subsidiaries, and internal audits are being conducted within the Nomura Group with approximately 200 staffs. In order to utilize audit resources effectively and efficiently, the Nomura Group’s Internal Audit Division endeavors to develop and implement the internal audit plans by carrying out risk assessments of each business and operation that is subject to an internal audit and determine the allocation of audit resources depending on the type and/or degree of inherent risks.

The implementation status of the internal audit is reported to the Internal Controls Committee, which is chaired by the Group CEO and includes a member of the Audit Committee, and the matters discussed at the Internal Controls Committee are also reported to the Board of Directors.

Cooperation in conducting internal audits, audits by the Audit Committee and accounting audits, and their relationship with the Internal Controls Division

The Audit Committee is coordinating with the Internal Audit Division by receiving reports from the Senior Managing Director in charge of internal audits or Audit Committee members, regarding matters such as the maintenance, operational status and implementation status of the internal audit structure, and concerning any matters worthy of special mention, such matters are included in the periodic reports from the Audit Committee to the Board of Directors. Through such reports, the Outside Directors recognize challenges, etc., based on the internal audits and provide advice, etc., as necessary, to executives.

In addition, the Audit Committee members may make recommendations to Executive Officers concerning, in relation to internal audits, changes to the implementation plan, implementation of additional audits or the formulation of improvement measures.

Further, the Audit Committee, as internal audits should promote the organization’s value improvement and integrity through the improvement of business operations, to be able to make determinations concerning the appropriateness of an audit’s scope and the sufficiency of audit personnel, may request the Head of the Internal Audit Division to provide suitable reports. The implementation plans and formulation of the budget in relation to internal audits, as well as the election and dismissal of the Head of the Internal Audit Division, in addition to requiring the approval of the Internal Controls Committee, in order to strengthen the independence of the Internal Audit Division from the business execution functions, the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee is required.

Concerning the accounting auditor, the Audit Committee has the authority to approve the accounting auditor’s annual audit plan, hear reports and explanations regarding the accounting audit from the accounting auditor at least once each quarter, exchange information from time to time with the accounting auditor, audit the method and result of the accounting auditor’s audits in view of the appropriateness thereof and examine the relevant financial statements, etc. In addition, audit fees to be paid to the accounting auditor are approved by the Audit Committee upon an explanation from the CFO. Furthermore, regarding services rendered by the accounting auditor and its affiliates’ to the Company and its subsidiaries and the fees to be paid, the Company has a procedure for deliberation and prior approval by the Audit Committee upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

In addition, the Audit Committee Members receive reports directly from the accounting auditors as necessary, and the Head of Audit Committee and the full-time Audit Committee Members hold regular meetings with the accounting auditors and the executive officers in charge of internal audits to share and exchange opinions on matters such as the recognition of auditing issues, thereby enhancing the auditing activities of Nomura Group.

3.	Status of accounting audit

a.	Name of auditing firm

Ernst & Young ShinNihon LLC

b.	Duration of the auditor’s assignment

Since 1973 (Including periods between 1978 and 2002 in joint audit with other auditing firms )

c.	The certified accountants who executed the audit work

Names of the accountants	Names to which the accountants belong to
Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon LLC
Designated and Operating Partner Hisashi Yuhara	Ernst & Young ShinNihon LLC
Designated and Operating Partner Toru Nakagiri	Ernst & Young ShinNihon LLC
Designated and Operating Partner Kenjiro Tsumura	Ernst & Young ShinNihon LLC

Note: Years of the accountants’ assignment is omitted due to less than seven years.

d.	Composition of the assistants assigned to the audit work

Certified public accountants:                 29    persons

Others:                                                   160   persons

Note: Others include those who passed the Certified Public Accountant Examination and system auditors.

e.	Accounting Auditor Selection Policy and Reasons

The Audit Committee confirmed and verified the status of execution of the accounting auditor’s duties by speaking directly with the accounting auditor concerning such execution and hearing opinions from the Finance Division and the Internal Audit Division within the Company. Having identified no facts relevant to the Dismissal or Non-Reappointment Policy with Regard to Accounting Auditor, the Audit Committee deemed it appropriate to reappoint the accounting auditor.

f.	Dismissal or Non-Reappointment Policy with Regard to Accounting Auditor

1.

If any of the items stipulated under Article 340, Paragraph 1 of the Companies Act apply to the accounting auditor, the Audit Committee shall consider dismissal of the accounting auditor, and if dismissal is determined to be reasonable, the Audit Committee shall dismiss the accounting auditor by unanimous consent of all members of the Audit Committee. In such event, an Audit Committee member appointed by the Audit Committee shall report the dismissal of the accounting auditor and reasons for dismissal at a general meeting of shareholders to be convened immediately after the dismissal.

2.

In cases where the Audit Committee determines that the accounting auditor is unsuitable, or that provision of a more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the accounting auditor shall be submitted to the annual general meeting of shareholders.

g.	Evaluation of Accounting Auditor by the Audit Committee

The Audit Committee evaluated the accounting auditor in accordance with evaluation criteria determined by the Audit Committee.

Having confirmed matters including the accounting auditor’s compliance with relevant laws and regulations, and independence, as well as quality control systems deemed appropriate for the accounting auditor to establish and operate, and performance of audits on the Company, the Audit Committee recognizes that the accounting auditor has the specialized knowledge of financial product evaluation and US GAAP, etc., as well as the global networks, required to audit the Company, and that appropriate audits were conducted during the fiscal year under review.

4.	Audit fees, etc.

a.	Details of fees to Ernst & Young ShinNihon LLC

	(in millions of yen)
	Year ended March 31, 2019		Year ended March 31, 2020
	Audit	Non-audit	Audit	Non-audit
Company	¥856	¥41	¥886	¥34
Consolidated subsidiaries	406	54	436	53

Total	¥1,262	¥95	¥1,322	¥87

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

b.	Details of fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC (Except a.)

	(in millions of yen)
	Year ended March 31, 2019		Year ended March 31, 2020
	Audit	Non-audit	Audit	Non-audit
Company	¥—	¥3	¥—	¥1
Consolidated subsidiaries	2,035	530	1,997	258

Total	¥2,035	¥533	¥1,997	¥259

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst &Young ShinNihon LLC also provide a various type of services, such as supporting tax filings and tax compliances with the Company and its consolidated subsidiaries.

c.	Other details of significant fees based on audit attestation

Not applicable

d.	Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst& Young ShinNihon LLC after our Chief Financial Officer (“CFO”) considers the appropriate fee level in order to practice a high quality audit based on the previous performance, audit scope, audit procedure, audit system, annual plans and etc. With respect to non-audit services to be provided by Ernst& Young ShinNihon LLC, Ernst& Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

e.	Agreement by audit committee on audit fee

The Audit Committee has received necessary documents and reports from the Chief Financial Officer (“CFO”), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

(4) Compensation

1 Compensation program

1 Compensation policy

We have developed our compensation policy for both senior management and employees of the Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect group, divisional and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

2 Nomura’s compensation framework

Nomura delivers compensation to senior management and employees through fixed and variable components. The key objectives of these components are provided below, together with the specific elements of each component.

Compensation Components	Objectives	Specific Elements
Fixed Compensation	• Rewards individuals for their knowledge, skills, competencies and experiences	• Base salary
• Reflects local labor market standards
	• Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• Housing allowances • Overtime pay

Variable Compensation	• Rewards team and individual performances, and their contribution to results as well as the Company’s strategic and future value	• Cash bonuses • Deferred compensation
• Reflects appropriate internal and market-based peer comparisons
• Reflects broad views on compensation, including individual performances, approaches to risk, compliance and cross-divisional cooperation

Note: Benefits driven by local market regulations and practices are not included in the above.

3 Determination process for fixed and variable compensations

Fixed and variable compensations are determined based on various aspects such as internal and market-based peer comparisons, local and regional labor market standards and practices, besides some KPIs listed below sections. The total compensation amount determined here makes the percentage of variable compensation which is linked to organizational and individual performance.

(a) Fixed compensation

Fixed compensation is primarily consisted of base salary and other allowances.

Base salary is determined by reflecting individual role, responsibility, knowledge, skills, competencies, experience, etc. Other allowances are determined by reflecting the local labor market standards and practices.

(b) Variable compensation

Variable compensation is consisted of cash bonuses and deferred compensation, which are performance-linked compensations.

In determining performance-linked compensation, following indicators are referred: Income before income taxes, Net income attributable to NHI shareholders (Diluted), Cash dividends, and share prices. In addition to referring these financial indicators, the total compensation is determined by comprehensively considering individual responsibility and performance, as well as trends of global competitors and industry-wide compensation movements.

(b -1) Cash Bonuses

A proportion of variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements are adhered to when deciding on proportions of cash bonuses.

(b -2) Deferred Compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation through deferred compensation awards. By linking the economic value of a part of compensation to the price of the Company’s stock and imposing certain vesting conditions, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over the period from grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of long-term increase in corporate value.

As a result of these benefits, deferred compensation awards are also recommended by regulators in the key jurisdictions in which we operate.

The deferral period over which our deferred compensation awards vest is generally three or more years. This is in line with the “Principles for Sound Compensation Practices” issued by the Japanese Financial Stability Board which recommends, among other things, a deferral period of three or more years.

All current deferred compensation awards except Plan A awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria are met.

The following table summarizes the main features of the key types of deferred compensation awards currently granted by Nomura to senior management and employees. Unless otherwise stated, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material conduct issues, material downturns in performance of the Nomura Group and/or a material failure of risk management.

Type of award	Key features
Restricted Stock Unit (“RSU”) awards

•  Settled in the Company’s common stock.

•  Graded vesting period generally over three years.

•  Extended vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform in Nomura.

•  New type of award introduced in 2018 as the primary type of deferred compensation award in Nomura. Granted in May 2018 in respect of the prior fiscal year.

Notional Stock Unit (“NSU”) awards

•  Linked to the price of Company’s common stock and cash-settled.

•  Graded vesting period generally over three years. Extended vesting period of up to seven years for certain senior management and employees based on the role they perform in Nomura in order to meet local regulatory requirements.

•  Used in countries where equity-settled RSU awards are less favorably treated from a tax or other perspective.

•  Following the introduction of RSU awards, NSU awards are less commonly used in Nomura.

•  Granted in May each year in respect of the prior fiscal year and also quarterly to new employees as a recruitment incentive to replace awards forfeited from prior employers.

Following the introduction of Restricted Stock Unit (“RSU”) awards in 2018 as the primary type of deferred compensation award to be used by Nomura, certain core deferral awards and all supplemental awards are no longer used by Nomura.

For fiscal years ended March 31, 2017 and prior fiscal years, we granted SAR Plan B awards as a type of core deferral award to certain senior management which are stock unit awards linked to price of the Company’s common stock pursuant to several stock unit plans designed to replicate the structure of restricted stock awards commonly used in the United States and Europe. These awards are physically-settled upon exercise into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations, and are subject to forfeiture, reduction or clawback in the same way as the above awards.

For fiscal years ended March 31, 2011 through to March 31, 2017, we granted supplemental deferral awards comprising Collared Notional Stock Unit (“CSU”) awards and Notional Index Unit (“NIU”) awards. CSU awards are linked to the price of the Company’s stock subject to a cap and a floor and NIU awards are linked to a world stock index quoted by Morgan Stanley Capital International. Both types of award are cash-settled with graded vesting generally over three years with certain longer vesting periods where required by local regulations, and are subject to forfeiture, reduction or clawback in the same way as the above awards.

Following the introduction of RSU awards, no new SAR Plan B, CSU or NIU awards were granted in May 2018 in respect of the fiscal year ended March 31, 2018. However, existing unvested awards continue to vest in accordance with their original contractual terms.

(b -3) Consistency with risk management and linkage to performance

In determining aggregate compensation, Nomura considers the ratio of compensation and benefit expenses to adjusted net income (defined as net income before income taxes and before deduction of compensation and benefits expenses followed by a specific risk adjustment). The risk adjustment to income is determined by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation should maintain consistency with the current financial soundness and future prospects of Nomura, and that it should not have significant impact on capital adequacy in the future.

2 Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, a Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with our applicable compensation policy.

1.	Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2020
		Basic Compensation(2)(3)	Bonus	Deferred Compensation(4)	Total
Directors	8	¥253	¥100	¥15	¥368
(Outside Directors included in above)	(6)	(129)	(—)	(—)	(129)
Executive Officers	8	560	538	203	1,301

Total	16	¥813	¥638	¥218	¥1,669

(1)	Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥813 million includes other compensation (such as commuter pass allowances) of ¥750 thousand.
(3)	In addition to basic compensation of Executive Officers, ¥27 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)

Deferred compensation (such as RSU, SAR Plan A and B) granted during and prior to the fiscal year ended March 31, 2020 is recognized as expense in the financial statements for the fiscal year ended March 31, 2020.

(5)	Subsidiaries of the Company paid ¥61 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2020.
(6)	The Company abolished retirement bonuses to Directors in 2001.

2.	Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation(1)
Name	Company	Category	Base Salary	Equity Compensation (RSUs)	Total	Cash Bonus	Deferred Compensation (RSUs, etc.)	Total	Total
Nobuyuki Koga	Nomura	Chairman of the Board of Directors	¥87	¥—	¥87	¥83	¥83	¥167	¥254
Koji Nagai(2)(3)	Nomura	Director, Representative Executive Officer (Group CEO)	¥94	¥17	¥112	¥155	¥155	¥311	¥422
Syoichi Nagamatsu(2)	Nomura	Director, Representative Executive Officer, Deputy President	¥72	¥14	¥86	¥106	¥106	¥211	¥297
Kentaro Okuda(2)(4)	Nomura	Executive Managing Director, Deputy President (Group Co-COO)	¥82	¥15	¥97	¥90	¥90	¥181	¥277
Toshio Morita(2)	Nomura	Executive Managing Director (Group Co-COO)	¥80	¥15	¥95	¥90	¥90	¥181	¥275
Yuji Nakata	Nomura	Executive Managing Director	¥66	¥13	¥79	¥46	¥46	¥93	¥172
Tomoyuki Teraguchi(2)	Nomura	Executive Managing Director	¥59	¥13	¥72	¥18	¥18	¥37	¥109

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2020.
(2)	The amount reflects voluntary salary cut, conducted in May 2019.
(3)	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
(4)	In addition to basic compensation, ¥3 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

3.	Status of indicators referred in determining performance-linked compensation

Performance-linked compensation has been determined based on the mechanism described in above sections and certain indicators. Changes of the indicators between actuals of previous fiscal year and current year are referred in determining the performance-linked compensation as well as other qualitative information, compensation trends among competitors and industry.

Please refer to Item 1.1. “Selected Financial Data” for the actual values of the referring indicators.

3 Compensation governance and control

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that the Nomura Group’s compensation framework supports our business strategy.

The Compensation Committee was held 8 times during the fiscal year to review and determine policies, framework, and individual compensation of directors and executive officers. To ensure effective discussion and determination at the Compensation Committee, executive officers are invited. Regarding the members of the Compensation Committee, please refer to Item 4.4. “Directors and Senior Management”.

The Compensation Committee’s activities during the fiscal year are following, variable compensation were discussed and determined on April 25, 2019. In addition, voluntary salary cut was reported on May 24, 2019. On June 24, 2019, after the appointment of directors at the annual shareholder meeting, the Compensation Committee reviewed and confirmed our compensation policy and determined fixed compensation for new directors. Also, checked and confirmed a partial amendment of the Nomura Group Compensation Policy. Furthermore, held 3 consequtive meetings since August 26, 2019, for discussing compensation control of directors and executive officers, which resulted in a resolution for a few sections on March 3, 2020, aiming to apply from the performance period ending March 31, 2021. On March 30, 2020, the fixed remuneration was determined for newly appointed executive officers as of April 1.

(5) Status of Equity Investment

1. Standards and concepts for classification of equity investment

The pure investment purpose is to obtain profits mainly from capital gain or dividends income.

2. Equity investment not for pure investment purpose

a.	Method of verifying holding policies and the reasonableness of holding, and the content of assessment by the Board of Directors regarding the appropriateness of holding individual shares

The basic policy for strategic shareholdings and the methods to verify the reasonableness of the holding are as follows.

*

Regarding strategic shareholdings held by the Nomura Group, the Company and its core subsidiaries shall consider the risks and costs involved in holding such shares and perspectives of business strategy, such as opportunities to increase the revenues of the Company’s businesses through the expansion of transactions or business alliances with the company whose shares are held, and shall hold such shares only if such shareholdings will contribute to maintaining/enhancing the corporate value of the Nomura Group.

*

The Board of Directors shall establish Strategic Shareholdings Consideration Committee for the purpose of conducting continuous considerations with respect to the purpose of the holding of strategic shareholdings within the Nomura Group.

*

After consideration of the holding status of strategic shareholdings along the lines of the policy by the Strategic Shareholdings Consideration Committee, concerning stocks whose sale has been determined to be reasonable, the Company shall proceed with the sale of such stocks while taking into consideration the impact on the market and other circumstances.

*	The Board of Directors shall assess the content of what was considered at the Strategic Shareholdings Consideration Committee.

Nomura, in principle, plans to proceed with the sale of its strategic stockholdings taking into account the market impact and other circumstances that need to be considered. Nomura is examining the rationality of its holdings for which it will continue to hold, based on an internal verification process

Specifically, Nomura regularly conducts quantitative analyses of all of its strategic holdings. Nomura verifies whether the return on required capital (Revenues from transactions with issuer companies and dividends received) exceeds the standard level, and if the standard is met, Nomura allows to continue holding and conduct continuous monitoring. If the standard is not met, Nomura will perform qualitative analysis. In the qualitative analysis, Nomura considers whether to continue holding or to sell, taking into account the expected future earnings including medium to long term earnings, the purpose and period of holding, the relationship with the issuer and the regional economy, and other significant factors.

Nomura held Investment Securities Committee twice a year. The committee examines the quantitative and qualitative elements mentioned above, confirms the significance of holdings, and discusses policies for additional actions. At meetings of the Board of Directors held on July 31, 2019 and December 2, 2019, the Board of Directors examined the appropriateness of holdings based on the contents discusses in the Investment Securities Committee, and confirmed the progress of the reduction and sale of shares as a result of the deliberations by the Committee.

b. Number of the different securities and amount on balance sheet

	Securities	Millions of yen
	Number of the different securities	Amount on balance sheet
Non-listed securities	157	18,235
Listed securities	93	73,885
(Securities whose number of shares increased during the fiscal year ended March 31, 2020)
	Securities	Millions of yen
	Number of the different securities	Acquisition cost for the increase in number of shares	Reason for the increase in number of shares
Non-listed securities	3	2,438	Investment to fintech including blockchain
Listed securities	—	—	N/A

(Note) Equity investments reclassified from held for the purpose of pure investment to held for the purpose of other than pure investment were not included.

(Securities whose number of shares decreased during the fiscal year ended March 31, 2020)

	Securities	Millions of yen
	Number of the different securities	Proceeds from sale of shares
Non-listed securities	8	228
Listed securities	26	10,642

c.	Information on number of shares, amount on balance sheet, etc. by security

	Year ended March 31, 2020		Year ended March 31, 2019
	in thousand shares	Millions of yen	in thousand shares	Millions of yen
Name of security	Number of shares	Amount on balance sheet	Number of shares	Amount on balance sheet	Purpose and quantitative effect of holding	Holder of the Company’s shares
TOYOTA MOTOR CORPORATION	3,553	23,098	3,553	23,048	B	Yes
Asahi Group Holdings, Ltd.	2,650	9,302	2,650	13,065	B	No
Japan Exchange Group, Inc.	4,429	8,442	4,429	8,738	B	No
DENTSU GROUP INC.	2,400	5,009	2,400	11,220	B	Yes
Otsuka Holdings Co., Ltd.	1,000	4,231	—	—	B(5)	No
The Chiba Bank, Ltd.	5,693	2,693	5,693	3,422	A	Yes
HIROSE ELECTRIC CO., LTD.	110	1,235	110	1,282	B	Yes
NIPPON EXPRESS CO., LTD.	206	1,090	206	1,269	B	Yes
The Gunma Bank, Ltd.	3,168	1,039	3,168	1,327	A	Yes
THE SHIZUOKA BANK, LTD.	1,500	986	1,500	1,265	A	No
Heiwa Corporation	400	808	400	885	B	No
The Hiroshima Bank, Ltd.	1,500	677	1,500	846	A	No
Takashimaya Company, Limited	690	671	690	1,016	B	Yes
C.Uyemura & Co., Ltd.	114	669	114	742	B	No
Nippon Television Holdings, Inc.	548	660	548	910	B	Yes
DSB Co., Ltd.	1,071	582	1,071	441	A	No
Kyushu Financial Group, Inc.	1,395	576	1,395	628	A	No
Nishi-Nippon Financial Holdings, Inc.	922	562	922	867	A	Yes
AEON Financial Service Co., Ltd.	474	549	—	—	B(5)	No
The Aomori Bank, Ltd.	204	534	204	599	A	No
The Iyo Bank, Ltd.	934	511	934	547	A	Yes
The Juroku Bank, Ltd.	262	493	262	588	A	Yes
JAPAN SECURITIES FINANCE CO., LTD.	1,000	493	1,000	584	B	Yes
HOKKO CHEMICAL INDUSTRY CO., LTD.	836	467	836	468	A	Yes
The Awa Bank, Ltd.	200	456	200	563	A	Yes
The Musashino Bank, Ltd.	313	431	313	692	A	Yes
Suruga Bank Ltd.	1,136	402	1,136	583	A	Yes
Hokuhoku Financial Group, Inc.	413	400	413	476	A	Yes
Seven & i Holdings Co., Ltd.	109	390	109	456	B	No
North Pacific Bank, Ltd.	1,670	341	1,670	463	A	Yes
Mebuki Financial Group, Inc.	1,519	334	1,519	430	A	No
BROTHER INDUSTRIES, LTD.	200	331	200	410	B	No
The Hachijuni Bank, Ltd.	693	271	693	318	A	No
The Bank of Iwate, Ltd.	100	268	100	327	A	No
TOMONY Holdings, Inc.	723	260	723	304	A	Yes
Dai-ichi Life Holdings, Inc.	200	259	—	—	B(5)	No
Tokyo Kiraboshi Financial Group, Inc.	218	249	218	342	A	Yes
Tokuyama Corporation	100	209	100	261	B	No
The Bank of Nagoya, Ltd.	78	203	78	277	A	Yes
NIPPON SHOKUBAI CO., LTD.	40	198	40	289	B	Yes
Misonoza Theatrical Corporation	80	172	—	—	B(5)	No
ALPHA SYSTEMS INC.	59	171	59	156	B	No
Japan Transcity Corporation	368	171	368	164	B	Yes
Sintokogio, Ltd.	210	158	210	200	B	Yes
Ishii Iron Works Co., Ltd.	70	150	N/A	N/A	B	Yes
The Miyazaki Bank, Ltd.	62	149	62	173	A	Yes
Meito Sangyo Co., Ltd.	106	142	106	161	B	Yes
The Yamanashi Chuo Bank, Ltd.	187	138	187	256	A	Yes
The Ogaki Kyoritsu Bank, Ltd.	62	134	62	142	A	Yes
Daishi Hokuetsu Financial Group, Inc.	54	128	54	170	A	Yes
Fukuoka Financial Group, Inc.	88	126	88	216	A	No
The Aichi Bank, Ltd.	38	120	N/A	N/A	A	No
AT-Group Co., Ltd.	105	120	105	213	B	No
The Chugoku Bank, Limited	119	114	N/A	N/A	A	No
T.HASEGAWA CO., LTD.	52	106	N/A	N/A	B	Yes
Senshu Ikeda Holdings, Inc.	626	102	626	178	A	No
THE TOTTORI BANK, LTD.	85	95	N/A	N/A	A	No
ARAKAWA CHEMICAL INDUSTRIES, LTD.	72	87	N/A	N/A	B	No
The Toho Bank, Ltd.	312	84	N/A	N/A	A	Yes
SHINNIHON CORPORATION	94	78	N/A	N/A	A	No
Resona Holdings, Inc.	—	—	7,905	3,792	B	No
Nankai Electric Railway Co., Ltd.	—	—	663	2,026	B	No
Mitsui Fudosan Co., Ltd.	—	—	516	1,436	B	No
ULVAC, Inc.	—	—	247	790	B	No
Hibino Corporation	—	—	200	536	B	No
GS Yuasa Corporation	—	—	168	365	B	No
NSK Ltd.	—	—	325	337	B	No
The Eighteenth Bank, Limited	—	—	66	182	A	No
THK CO., LTD.	—	—	65	178	B	No
ICOM INCORPORATED	—	—	78	172	B	No
FUJI CO., LTD.	—	—	77	147	A	Yes
OHASHI TECHNICA INC.	—	—	100	139	B	No

(Note)

1.	Shares held in trust are not considered as the shares held by issuer company.
2.	It is difficult to describe the effects of quantitative retention because of the diversified reasons. Please refer (5) 2a.
3.	N/A means that the amount of securities on the balance sheet is not more than 1% of Shareholders’ equity of the Company and not in top 60.
4.	Purpose and quantitative effect of holding
A:	To create business opportunities, maintain, strengthen, and expand business relationships and relationships with local economies, mainly in Retail Division
B:	To create business opportunities, and to maintain, strengthen, and expand business relationships, mainly in Wholesale Division
5.	Increase in number of shares is due to the change of investment purpose.

3. Equity investments for pure investment purpose

	Year ended March 31, 2020		Year ended March 31, 2019
	Securities	Millions of yen	Securities	Millions of yen
	Number of the different securities	Amount on balance sheet	Number of the different securities	Amount on balance sheet
Non-listed securities	—	—	1	300
Listed securities	—	—	4	6,053

	Year ended March 31, 2020
	Millions of yen
	Dividends received	Gains on sale	Gains on valuation
Non-listed securities	—	—	—
Listed securities	144	—	—

4. Equity investments reclassified from held for the purpose of pure investment to held for the purpose of other than pure investment during the fiscal year ended March 31, 2020

	in thousand shares	Millions of yen
Name of security	Number of shares	Amount on balance sheet
Otsuka Holdings Co., Ltd.	1,000	4,231
AEON Financial Service Co., Ltd.	474	549
— (1)	1	300
Dai-ichi Life Holdings, Inc.	200	259
Misonoza Theatrical Corporation	80	172

(Note)

(1)	Non-listed security.

5. Equity investments reclassified from held for the purpose of other than pure investment to held for the purpose of pure investment during the fiscal year ended March 31, 2020

None

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)

Pursuant to Article 95 of “Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements”(Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)

The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)

The unconsolidated financial statements of the Company were prepared based on the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements”(Ministry of Finance Ordinance No. 59, 1963) (the “Ordinance”). Also, the financial statements of the Company are prepared in accordance with Article 127 of the Ordinance.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the year ended March 31, 2020.

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

		Millions of yen
		March 31
	Note	2019	2020
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥2,686,659	¥3,191,889
Time deposits		289,753	309,373
Deposits with stock exchanges and other segregated cash		285,457	373,686

Total cash and cash deposits		3,261,869	3,874,948

Loans and receivables:
Loans receivable (including ¥664,585 million and ¥805,141 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2, 7	2,544,218	2,857,405
Receivables from customers (including ¥8,318 million and ¥11 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2, 4	449,706	541,284
Receivables from other than customers		892,283	1,731,236
Allowance for doubtful accounts	*7	(4,169)	(13,012)

Total loans and receivables		3,882,038	5,116,913

Collateralized agreements:
Securities purchased under agreements to resell (including ¥647,545 million and ¥548,043 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2	13,194,543	12,377,315
Securities borrowed		4,112,416	3,529,797

Total collateralized agreements		17,306,959	15,907,112

Trading assets and private equity and debt investments:
Trading assets (including securities pledged as collateral of ¥5,200,360 million and ¥5,332,640 million as of March 31, 2019 and March 31, 2020, respectively; including ¥10,273 million and ¥12,407 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2, 3	14,355,712	16,853,822
Private equity and debt investments (including ¥4,047 million and ¥6,395 million measured at fair value by applying the fair value option in March 31, 2019 and March 31, 2020, respectively)	*2	30,077	44,278

Total trading assets and private equity and debt investments		14,385,789	16,898,100

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥416,052 million and ¥397,114 million as of March 31, 2019 and March 31, 2020, respectively)		349,365	440,512
Non-trading debt securities	*2	460,661	455,392
Investments in equity securities	*2	138,447	112,175
Investments in and advances to affiliated companies	*7, 20	436,220	367,641
Other (including ¥151,233 million and ¥144,756 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2, 10	748,091	827,022

Total other assets		2,132,784	2,202,742

Total assets		¥40,969,439	¥43,999,815

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

		Millions of yen
		March 31
	Note	2019	2020
LIABILITIES AND EQUITY
Short-term borrowings (including ¥362,612 million and ¥376,910 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2, 11	¥841,758	¥1,486,733
Payables and deposits:
Payables to customers	*4	1,229,083	1,467,434
Payables to other than customers		1,146,336	1,653,495
Deposits received at banks (including ¥—million and ¥14,392 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2	1,392,619	1,276,153

Total payables and deposits		3,768,038	4,397,082

Collateralized financing:
Securities sold under agreements to repurchase (including ¥159,430 million and ¥111,609 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2	15,036,503	16,349,182
Securities loaned (including ¥131,677 million and ¥105,968 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2	1,229,595	961,446
Other secured borrowings		418,305	717,711

Total collateralized financing		16,684,403	18,028,339

Trading liabilities	*2, 3	8,219,811	8,546,284
Other liabilities (including ¥15,011 million and ¥9,183 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2, 10	858,867	1,034,448
Long-term borrowings (including ¥3,576,293 million and ¥3,707,643 million measured at fair value by applying the fair value option as of March 31, 2019 and March 31, 2020, respectively)	*2, 11	7,915,769	7,775,665

Total liabilities		38,288,646	41,268,551

Commitments and contingencies (Note 21)	*21
Equity:	*18
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares as of March 31, 2019 and March 31, 2020 Issued—3,493,562,601 shares as of March 31, 2019 and March 31, 2020 Outstanding—3,310,800,799 shares as of March 31, 2019 and 3,038,587,493 shares as of March 31, 2020		594,493	594,493
Additional paid-in capital		687,761	683,232
Retained earnings		1,486,825	1,645,451
Accumulated other comprehensive income	*17	(29,050)	(26,105)

Total NHI shareholders’ equity before treasury stock		2,740,029	2,897,071
Common stock held in treasury, at cost—182,761,802 shares as of March 31, 2019 and 454,975,108 shares as of March 31, 2020		(108,968)	(243,604)

Total NHI shareholders’ equity		2,631,061	2,653,467

Noncontrolling interests		49,732	77,797
Total equity		2,680,793	2,731,264

Total liabilities and equity		¥40,969,439	¥43,999,815

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2019	2020
Cash and cash deposits	¥20	¥10
Trading assets and private equity and debt investments	1,273	1,172
Other assets	126	39

Total assets	¥1,419	¥1,221

Trading liabilities	¥23	¥19
Other liabilities	3	4
Borrowings	1,035	947

Total liabilities	¥1,061	¥970

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen
		Year ended March 31
		2019	2020
Revenue:
Commissions	*4	¥293,069	¥308,805
Fees from investment banking	*4	101,521	103,222
Asset management and portfolio service fees	*4	245,519	238,202
Net gain on trading	*2, 3	342,964	356,609
Gain (loss) on private equity and debt investments		1,007	(93)
Interest and dividends		776,964	794,472
Gain (loss) on investments in equity securities		(6,983)	(14,726)
Other	*4, 10	81,057	165,991

Total revenue		1,835,118	1,952,482
Interest expense		718,348	664,653

Net revenue		1,116,770	1,287,829

Non-interest expenses:
Compensation and benefits		497,065	479,420
Commissions and floor brokerage		82,637	106,123
Information processing and communications		166,865	170,317
Occupancy and related depreciation		64,940	72,986
Business development expenses		36,915	31,885
Other	*10	306,049	178,837

Total non-interest expenses		1,154,471	1,039,568

Income (loss) before income taxes		(37,701)	248,261

Income tax expense	*16	57,010	28,894

Net income (loss)		¥(94,711)	¥219,367

Less: Net income attributable to noncontrolling interests		5,731	2,369

Net income (loss) attributable to NHI shareholders		¥(100,442)	¥216,998

		Yen
Per share of common stock:	*12
Basic—
Net income (loss) attributable to NHI shareholders per share		¥(29.90)	¥67.76

Diluted—
Net income (loss) attributable to NHI shareholders per share		¥(29.92)	¥66.20

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2019	2020
Net income (loss)	¥(94,711)	¥219,367
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	36,031	(45,000)
Deferred income taxes	(1,852)	591

Total	34,179	(44,409)

Defined benefit pension plans:
Pension liability adjustment	(23,431)	7,843
Deferred income taxes	161	693

Total	(23,270)	8,536

Own credit adjustments:
Own credit adjustments	25,135	48,295
Deferred income taxes	(4,988)	(9,779)

Total	20,147	38,516

Total other comprehensive income	31,056	2,643

Comprehensive income (loss)	(63,655)	222,010
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,481	2,067

Comprehensive income (loss) attributable to NHI shareholders	¥(70,136)	¥219,943

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2019	2020
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	675,280	687,761
Stock-based compensation awards	12,481	(4,326)
Changes in ownership interests in subsidiaries	—	(203)

Balance at end of year	687,761	683,232

Retained earnings
Balance at beginning of year	1,696,890	1,486,825
Cumulative effect of change in accounting principle (1)	1,564	5,592
Net income (loss) attributable to NHI shareholders	(100,442)	216,998
Cash dividends	(20,080)	(63,670)
Gain (loss) on sales of treasury stock	(1,191)	(294)
Cancellation of treasury stock	(89,916)	—

Balance at end of year	1,486,825	1,645,451

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(15,596)	17,833
Net change during the year	33,429	(44,107)

Balance at end of year	17,833	(26,274)

Defined benefit pension plans
Balance at beginning of year	(47,837)	(71,107)
Pension liability adjustment	(23,270)	8,536

Balance at end of year	(71,107)	(62,571)

Own credit adjustments
Balance at beginning of year	4,077	24,224
Own credit adjustments	20,147	38,516

Balance at end of year	24,224	62,740

Balance at end of year	(29,050)	(26,105)

(1)

Represents the adjustment to initially apply Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” for the year ended March 31, 2019 and ASU 2016-02, “Leases” for the year ended March 31, 2020.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2019	2020
Common stock held in treasury
Balance at beginning of year	(157,987)	(108,968)
Repurchases of common stock	(51,714)	(150,009)
Sales of common stock	0	0
Common stock issued to employees	10,817	15,373
Cancellation of treasury stock	89,916	—

Balance at end of year	(108,968)	(243,604)

Total NHI shareholders’ equity
Balance at end of year	2,631,061	2,653,467

Noncontrolling interests
Balance at beginning of year	50,504	49,732
Cash dividends	(2,685)	(1,483)
Net income attributable to noncontrolling interests	5,731	2,369
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	750	(302)
Purchase/sale (disposition) of subsidiary shares, etc., net	1,183	18,264
Other net change in noncontrolling interests	(5,751)	9,217

Balance at end of year	49,732	77,797

Total equity
Balance at end of year	¥2,680,793	¥2,731,264

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2019	2020
Cash flows from operating activities:
Net income (loss)	¥(94,711)	¥219,367
Adjustments to reconcile net income (loss) to net cash used in operating activities :
Depreciation and amortization	57,924	63,583
Impairment of goodwill	81,372	—
Stock-based compensation	21,814	12,694
Loss on investments in equity securities	6,983	14,726
(Gain) loss on investments in subsidiaries and affiliates	5,719	(72,841)
Equity in earnings of affiliates, net of dividends received	(19,043)	(20,342)
(Gain) Loss on disposal of office buildings, land, equipment and facilities	2,455	(3,957)
Deferred income taxes	21,565	(23,911)
Changes in operating assets and liabilities:
Time deposits	21,832	(33,029)
Deposits with stock exchanges and other segregated cash	13,752	(97,424)
Trading assets and private equity and debt investments	925,384	(2,754,743)
Trading liabilities	(143,141)	428,997
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,274,866)	2,224,371
Securities borrowed, net of securities loaned	1,987,331	291,777
Other secured borrowings	1,198	301,019
Loans and receivables, net of allowance for doubtful accounts	157,599	(1,358,242)
Payables	(63,683)	788,007
Bonus accrual	(46,602)	16,202
Accrued income taxes, net	8,241	(2,787)
Other, net	(32,288)	(9,410)

Net cash used in operating activities	(361,165)	(15,943)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(319,090)	(206,745)
Proceeds from sales of office buildings, land, equipment and facilities	262,908	209,197
Proceeds from sales of investments in equity securities	519	13,323
Decrease (increase) in loans receivable at banks, net	(74,048)	43,920
Decrease (increase) in non-trading debt securities, net	29,452	(2,359)
Business combinations or disposals, net	—	(2,484)
Decrease (increase) in investments in affiliated companies, net	(8,290)	160,799
Other, net	(3,954)	685

Net cash provided by (used in) investing activities	(112,503)	216,336

Cash flows from financing activities:
Increase in long-term borrowings	2,142,212	2,364,260
Decrease in long-term borrowings	(1,625,516)	(2,402,621)
Increase in short-term borrowings, net	85,900	656,205
Increase (decrease) in deposits received at banks, net	257,471	(93,260)
Proceeds from sales of common stock held in treasury	313	285
Payments for repurchases of common stock held in treasury	(51,714)	(150,009)
Payments for cash dividends	(47,475)	(58,416)
Contribution from noncontrolling interests	—	15,618

Net cash provided by financing activities	761,191	332,062

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44,741	(27,277)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	332,264	505,178
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	2,354,868	2,687,132

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥2,687,132	¥3,192,310

Supplemental information:
Cash paid during the year for—
Interest	¥700,855	¥677,160

Income tax payments, net	¥27,204	¥55,592

The following table presents a reconciliation of cash and cash equivalents, and restricted cash and restricted cash equivalents reported in deposits with stock exchanges and other segregated cash within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Year ended March 31
	2019	2020
Cash and cash equivalents reported in Cash and cash equivalents	¥2,686,659	¥3,191,889
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	473	421

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥2,687,132	¥3,192,310

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management, and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, derivatives, and currencies on a global basis, and provides investment banking services such as the underwriting of debt and equity securities as well as mergers and acquisitions and financial advice.

Basis of presentation—

The accounting and financial reporting policies of the Nomura conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810“Consolidation”(“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as a holding of 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825“Financial Instruments”(“ASC 825”) and reported within Trading assets, Private equity investments or Other assets—Other. Other financial investments are generally reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

Certain entities in which Nomura has a financial interest are investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”). These entities carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”), Nomura International plc (“NIP”) and Nomura Financial Products & Services, Inc. (“NFPS”).

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

Critical accounting estimates are those that are the most important accounting estimates used to prepare these consolidated financial statements and which require the most difficult, subjective and complex judgments by management. Such estimates determined by management include estimates regarding the fair value of financial instruments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets, the impairment of equity method investments and other non-financial assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.

The COVID-19 pandemic has impacted some of the critical accounting estimates used in these consolidated financial statements during the year ended March 31, 2020 and is expected to continue to impact these estimates in future periods. Assumptions around how long the COVID-19 pandemic will last and how long the economies and financial markets in the key jurisdictions in which Nomura and its clients operate will take to recover has, and will continue to, affect these estimates. The key assumptions and estimates impacted by COVID-19 include:

•	The ability of clients to perform on their contractual obligations to Nomura arising from financial instruments for determination of fair value measurements or allowances for doubtful accounts;

•	The volatility and dislocation in global financial markets for determination of fair value measurements;

•	The expected duration of declines in global equity markets for determination of fair value measurements and impairment of equity method investments;

•	The future use of non-financial assets within Nomura for determination of whether impairments are required; and

•	The future profitability of Nomura to realize deferred tax assets.

Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how the COVID-19 pandemic, has and is expected to continue to impact these estimates and therefore amounts reported in these consolidated financial statements.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In both cases, fair value is generally determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of financial assets and financial liabilities of consolidated VIEs which meet the definition of collateralized financing entities are both measured using the more observable fair value of the financial assets and financial liabilities.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates in effect at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

Revenue from services provided to clients—

Nomura earns revenue through fees and commissions from providing financial services to customers across all three business divisions. These services primarily include trade execution and clearing services, financial advisory services, asset management services, underwriting services, syndication services and distribution services.

Revenues are recognized when or as the customer obtains control of the service provided by Nomura which depends on when each of the key distinct substantive promises made by Nomura within the contract with the customer (“performance obligations”) are satisfied. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.

Revenues from providing trade execution and clearing services are reported in the consolidated statements of income within Revenue—Commissions, revenues from financial advisory services, underwriting services and syndication services are reported in Revenue—Fees from investment banking and revenues from asset management services are reported in Revenue—Asset management and portfolio service fees.

Costs to obtain or fulfill the underlying contract to provide services to a customer are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within Other assets are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier if there is evidence that the costs are not recoverable and therefore impaired.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt securities, equity securities and derivatives which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within Revenue—Net gain on trading in the consolidated statements of income.

Certain trading liabilities are held to economically hedge the price risk of investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed. Collateralized financing consists of repurchase agreements disclosed as Securities sold under agreements to repurchase, securities lending transactions disclosed as Securities loaned and certain other secured borrowings.

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold. Certain reverse repurchase and repurchase agreements are carried at fair value through election of the fair value option. No allowance for credit losses is generally recognized against reverse repurchase agreements due to the strict collateralization requirements.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase agreement used in Japanese financial markets. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold.

Reverse repurchase agreements and repurchase agreements accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. No allowance for credit losses is generally recognized against securities borrowing transactions due to the strict collateralization requirements.

Securities borrowing and lending transactions accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are also offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are carried at contractual amounts due.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under ASC 860 “Transfers and Servicing” (“ASC 860”) and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 7 “Securitizations and Variable Interest Entities” and Note 11 “Borrowings” for further information regarding these transactions.

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

See Note 5 “Collateralized transactions” for further information.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value at the balance sheet date is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 “Derivatives and Hedging” (“ASC 815”) are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

Exchange traded and centrally cleared OTC derivatives typically involve daily variation margin payments and receipts which reflect changes in the fair value of the related derivative. Such variation margin amounts are accounted for as either a partial settlement of the derivative or as a separate cash collateral receivable or payable depending on the legal form of the arrangement.

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading purposes are formally designated as fair value and net investment hedges under ASC 815.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments designated as hedges of the net investment in foreign operations related to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other. All other movements in fair value of highly effective hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

See Note 3 “Derivative instruments and hedging activities” for further information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is generally reported in the consolidated statements of income within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within Revenue—Net gain on trading.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for credit losses when loans receivable are identified as impaired.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were immaterial as of March 31, 2019 and March 31, 2020.

Modifications of loans receivable where the borrower is in financial difficulty and Nomura has granted a financial concession are typically accounted for as troubled debt restructurings (“TDRs”) and the loan receivable classified as impaired with recognition of an appropriate allowance for credit losses. However, consistent with guidance issued by U.S. banking regulators in March 2020 as a result of the COVID-19 pandemic, certain modifications of loans receivable which meet the above criteria have not been accounted for TDRs nor the loan classified as impaired provider the borrower was current with payments prior to the COVID-19 pandemic, the nature of the concession is short-term and only permits a payment delay, waiver of fees or extension of repayment terms.

See Note 7 “Financing receivables” for further information including how allowances for credit losses are determined and the impact of the COVID-19 pandemic on the approach..

Other receivables—

Receivables from customers include amounts receivable on client securities transactions, amounts receivable from customers for securities failed to deliver and receivables for commissions. Receivables from other than customers include amounts receivable from brokers and dealers for securities failed to deliver, margin deposits, cash collateral receivables for derivative transactions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥345,850 million and ¥680,727 million as of March 31, 2019 and March 31, 2020, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within these receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within Allowance for doubtful accounts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan commitments—

Unfunded loan commitments written by Nomura are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within Other liabilities—other in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred within the loan commitments which have been specifically classified as impaired.

Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities failed to receive, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, owned and held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842 “Leases” (“ASC842”) which Nomura adopted from April 1, 2019. On lease commencement date, Nomura as lessee recognizes right-of-use (“ROU”) assets and lease liabilities which are reported within Other assets—Office buildings, land, equipment and facilities and Other liabilities, respectively in the consolidated balance sheets.

Lease liabilities are initially measured at present value of the future minimum lease payments over the expected lease term. The future minimum lease payments are discounted using a relevant Nomura incremental borrowing rate as derived from information available at lease commencement date. The expected lease term is generally determined based on the contractual maturity of the lease, and adjusted for periods covered by options to extend or terminate the lease when Nomura is reasonably certain to exercise those options. ROU assets are initially measured at the amount of lease liabilities, and adjusted for any prepaid lease payments, initial direct costs incurred and any lease incentives received.

After lease commencement date, for operating leases Nomura as lessee recognizes lease expense over the lease term generally on a straight-line basis within Occupancy and related depreciation or Information processing and communications in the consolidated statements of income. While for finance leases, Nomura recognizes amortization charges of ROU assets over the lease term and interest expense on finance lease liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Land	¥49,474	¥49,214
Office buildings	103,423	71,468
Equipment and facilities	75,206	36,279
Software	121,245	111,031
Construction in progress	17	1,738
Operating lease ROU assets	—	170,782

Total	¥349,365	¥440,512

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization charges of owned assets are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. The estimated useful life of an asset takes into consideration technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of the lease.

The estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	2 to 20 years
Software	3 to 10 years

Depreciation and amortization charges of depreciable assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥58,300 million, ¥45,818 million, and ¥47,653 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥13,279 million, ¥12,106 million, and ¥15,930 million for the years ended March 31, 2018, 2019 and 2020, respectively.

Long-lived assets, including ROU assets and software assets but excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

See Note 8 “Leases” for further information.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥97,904 million and ¥40,543 million, respectively, as of March 31, 2019 and ¥74,755 million and ¥37,420 million, respectively, as of March 31, 2020.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are carried at amortized cost.

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation. Structured borrowings are borrowings that have similar characteristics as structured notes.

All structured notes issued by Nomura and certain structured borrowings issued by Nomura on or after April 1, 2018 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Changes in the fair value of structured notes elected for the fair value option except for those related to structured notes and attributable to Nomura’s own creditworthiness, are reported within Revenue—Net gain on trading in the consolidated statements of income.

See Note 11 “Borrowings” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income taxes—

Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences of operating loss carryforwards, tax credit carryforwards and temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is established against deferred tax assets for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Deferred tax assets and deferred tax liabilities that relate to the same tax-paying component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported within Other assets—Other and Other liabilities in the consolidated balance sheets.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Nomura recognizes income tax-related interest and penalties within Income tax expense in the consolidated statements of income.

See Note 16 “Income taxes” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) and Restricted Stock Units (“RSUs”) which are expected to be settled by the delivery of the Company’s common stock are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled are also effectively classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s common stock or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the contractual vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

Certain deferred compensation awards granted since May 2013 include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or by claiming FCR during a pre-defined election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

See Note 14 “Deferred compensation awards” for further information.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

See Note 12 “Earnings per share” for further information.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at the same level as or one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.

Intangible assets with finite lives (“finite-lived intangible assets”) are amortized over their estimated useful lives and tested for impairment either individually or with other assets (“asset group”) when events and circumstances indicate that the carrying value of the intangible asset (or asset group) may not be recoverable.

A finite-lived intangible asset is impaired when its carrying amount or the carrying amount of the asset group exceeds its fair value. An impairment loss is recognized only if the carrying amount of the intangible asset (or asset group) is not recoverable and exceeds its fair value.

For both goodwill and intangible assets, to the extent an impairment loss is recognized, the loss establishes a new cost basis for the asset which cannot be subsequently reversed.

See Note 10 “Other assets—Other / Other liabilities” for further information.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities at the earlier of the date an appropriately detailed restructuring plan is approved by regional executive management or the terms of the involuntary terminations are communicated to employees potentially affected. Contractual termination benefits included in an employee’s contract of employment that is triggered by the occurrence of a specific event are recognized during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated. A one-time termination benefit is established by a plan of termination that applies to a specified termination event and is recognized when an appropriately detailed restructuring plan is approved by regional executive management and the terms of the involuntary terminations are communicated to those employees potentially affected by the restructuring.

See Note 15 “Restructuring initiatives” for further information.

Employee benefit plans—

Nomura provides certain eligible employees with various benefit plans, including pensions and other post-retirement benefits. These benefit plans are classified as either defined benefit plans or defined contribution plans.

Plan assets and benefit obligations, as well as the net periodic benefit cost of a defined benefit pension or post-retirement benefit plan, are recognized based on various actuarial assumptions such as discount rates, expected return on plan assets and future compensation levels at the balance sheet date. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and unrecognized prior service costs or credits are amortized to net periodic benefit cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits. The overfunded or underfunded status of a plan is reported within Other assets—Other or Other liabilities in the consolidated balance sheets, and changes in funded status are reflected in net periodic benefit cost and Other comprehensive income (loss) on a net-of-tax basis in the consolidated statements of comprehensive income.

The net periodic pension and other benefit cost of defined contribution plans is recognized within Compensation and benefits in the consolidated statements of income when the employee renders service to Nomura, which generally coincides with when contributions to the plan are made.

See Note 13 “Employee benefit plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2020:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-02, “Leases”(1)

•  Replaces ASC 840 “Leases”, the current guidance on lease accounting, and revised the definition of a lease.

•  Requires all lessees to recognize a right of use asset and corresponding lease liability on balance sheet.

•  Lessor accounting is largely unchanged from current guidance.

•  Simplifies the accounting for sale leaseback and “build-to-suit” leases.

•  Requires extensive new qualitative and quantitative footnote disclosures on lease arrangements.

Modified retrospective adoption from April 1, 2019.(2)

¥169,277 million increase in Other Asset - Office buildings, land, equipment, and facilities, and ¥163,685 million increase in Other liabilities as a result of recognizing operating leases on the consolidated balance sheet as of April 1, 2019.

¥5,592 million increase in Retained earnings as of April 1, 2019 mainly due to changes in certain lease classifications.

See Note 8 “Leases” where the amended disclosures have been made.

(1)

As subsequently amended by ASU 2018-01 “Land Easement Practical Expedient for Transition to Topic 842”, ASU 2018-10 “Codification Improvements to Topic 842, Leases”, ASU 2018-11 “Leases (Topic 842): Targeted Improvements”, ASU 2018-20 “Leases (Topic 842): Narrow-Scope Improvements for Lessors”, and ASU 2019-01 “Leases (Topic 842): Codification Improvements.”

(2)	Nomura used certain practical expedients permitted by ASC 842 including adopting the new requirements through a cumulative-effect adjustment to retained earnings on adoption date.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2020 and which may have a material impact on these financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”(3)

•   Introduces a new model for recognition and measurement of credit losses against certain financial instruments such as loans, debt securities and receivables which are not carried at fair value with changes in fair value recognized through earnings. The model also applies to off balance sheet credit exposures such as written loan commitments, standby letters of credit and issued financial guarantees not accounted for as insurance, which are not carried at fair value through earnings.

•   The new model based on lifetime current expected credit losses (CECL) measurement, to be recognized at the time an in-scope instrument is originated, acquired or issued.

•   Replaces existing incurred credit losses model under current GAAP.

•   Permits electing the fair value option for certain financial instruments on adoption date.

•   Requires enhanced qualitative and quantitative disclosures around credit risk, the methodology used to estimate and monitor expected credit losses and changes in estimates of expected credit losses.

Modified retrospective adoption from April 1, 2020.

For financial instruments subject to CECL, ¥1,972 million increase in Allowance for doubtful accounts, ¥638 million increase in Other liabilities, ¥72 million increase of Deferred tax assets and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the FVO, ¥9,774 million decrease in Loans receivable, ¥5,888 million increase in Other liabilities and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥15,662 million as of April 1, 2020.

Allowances for credit losses as determined on adoption date under the new model increased as a result of the COVID-19 pandemic because of the increased credit risk caused by the impact of the pandemic on borrowers. Fair value measurements used on adoption date were also lower because of increased credit risk and impact on financial markets caused by the pandemic.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2019-12, “Simplifying the Accounting for Income Taxes”

•  Simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740”Income Taxes”, such as the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment and the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary.

•  Requires an entity to recognize a franchise tax (or similar tax)that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income –based tax.

•  Makes other minor amendments for simplification and clarification of income taxes accounting.

Effective from April 1, 2021.(4)

• Modified retrospective adoption for the amendments related to changes in ownership of foreign equity method investments or foreign subsidiaries.

• Full or modified retrospective adoption for the amendments related to franchise taxes that are partially based on income.

• Prospective adoption for all other amendments.

Currently evaluating the potential impact.

(3)

As subsequently amended by ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, ASU 2019-05 “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” and ASU 2019-09”Codification Improvements to Topic326,Financial Instruments—Credit Losses” and ASU2019-10 “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”.

(4)	Unless Nomura early adopts which is under evaluation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are measured at fair value. Financial assets measured at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities measured at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets measured at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, which has been the case during the COVID-19 pandemic in 2020, and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group (“VMVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those measured at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments and has become more prevalent during the COVID-19 pandemic.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2019 and 2020 within the fair value hierarchy.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2019
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥1,392	¥1,065	¥13	¥—	¥2,470
Private equity and debt investments(4)	—	—	26	—	26
Japanese government securities	1,987	—	—	—	1,987
Japanese agency and municipal securities	—	214	1	—	215
Foreign government, agency and municipal securities	2,650	1,544	5	—	4,199
Bank and corporate debt securities and loans for trading purposes	—	1,128	160	—	1,288
Commercial mortgage-backed securities (“CMBS”)	—	1	2	—	3
Residential mortgage-backed securities (“RMBS”)	—	2,761	3	—	2,764
Issued/Guaranteed by government sponsored entity	—	2,706	—	—	2,706
Other	—	55	3	—	58
Real estate-backed securities	—	—	69	—	69
Collateralized debt obligations (“CDOs”) and other(5)	—	55	19	—	74
Investment trust funds and other	349	53	1	—	403

Total trading assets and private equity and debt investments	6,378	6,821	299	—	13,498

Derivative assets(6)
Equity contracts	1	806	44	—	851
Interest rate contracts	12	8,610	10	—	8,632
Credit contracts	2	500	31	—	533
Foreign exchange contracts	0	4,870	42	—	4,912
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(14,077)	(14,077)

Total derivative assets	16	14,786	127	(14,077)	852

Subtotal	¥6,394	¥21,607	¥426	¥(14,077)	¥14,350

Loans and receivables(7)	—	544	129	—	673
Collateralized agreements(8)	—	615	33	—	648
Other assets
Non-trading debt securities	138	323	—	—	461
Other(2)(3)	416	10	166	—	592

Total	¥6,948	¥23,099	¥754	¥(14,077)	¥16,724

Liabilities:
Trading liabilities
Equities	¥1,622	¥198	¥0	¥—	¥1,820
Japanese government securities	1,264	—	—	—	1,264
Japanese agency and municipal securities	—	3	—	—	3
Foreign government, agency and municipal securities	2,906	927	0	—	3,833
Bank and corporate debt securities	—	319	0	—	319
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(5)	—	3	—	—	3
Investment trust funds and other	121	42	—	—	163

Total trading liabilities	5,913	1,492	0	—	7,405

Derivative liabilities(6)
Equity contracts	1	867	52	—	920
Interest rate contracts	6	8,228	64	—	8,298
Credit contracts	3	422	39	—	464
Foreign exchange contracts	—	4,820	22	—	4,842
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(13,710)	(13,710)

Total derivative liabilities	11	14,337	177	(13,710)	815

Subtotal	¥5,924	¥15,829	¥177	¥(13,710)	¥8,220

Short-term borrowings(9)	¥—	¥332	¥31	¥—	¥363
Payables and deposits(10)	—	0	0	—	0
Collateralized financing(8)	—	291	—	—	291
Long-term borrowings(9)(11)(12)	11	3,024	535	—	3,570
Other liabilities(13)	276	22	0	—	298

Total	¥6,211	¥19,498	¥743	¥(13,710)	¥12,742

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2020
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥1,193	¥908	¥14	¥—	¥2,115
Private equity and debt investments(4)	—	7	31	—	38
Japanese government securities	1,826	—	—	—	1,826
Japanese agency and municipal securities	—	106	2	—	108
Foreign government, agency and municipal securities	3,257	2,000	8	—	5,265
Bank and corporate debt securities and loans for trading purposes	—	1,266	228	—	1,494
Commercial mortgage-backed securities (“CMBS”)	—	0	1	—	1
Residential mortgage-backed securities (“RMBS”)	—	3,626	62	—	3,688
Issued/Guaranteed by government sponsored entity	—	3,602	14	—	3,616
Other	—	24	48	—	72
Real estate-backed securities	—	—	94	—	94
Collateralized debt obligations (“CDOs”) and other(5)	—	21	32	—	53
Investment trust funds and other	204	44	0	—	248

Total trading assets and private equity and debt investments	6,480	7,978	472	—	14,930

Derivative assets(6)
Equity contracts	4	1,869	48	—	1,921
Interest rate contracts	55	13,551	23	—	13,629
Credit contracts	3	318	86	—	407
Foreign exchange contracts	0	5,183	41	—	5,224
Commodity contracts	9	0	—	—	9
Netting	—	—	—	(19,248)	(19,248)

Total derivative assets	71	20,921	198	(19,248)	1,942

Subtotal	¥6,551	¥28,899	¥670	¥(19,248)	¥16,872

Loans and receivables(7)	—	709	96	—	805
Collateralized agreements(8)	—	534	15	—	549
Other assets
Non-trading debt securities	123	332	—	—	455
Other(2)(3)	252	146	168	—	566

Total	¥6,926	¥30,620	¥949	¥(19,248)	¥19,247

Liabilities:
Trading liabilities
Equities	¥1,412	¥152	¥0	¥—	¥1,564
Japanese government securities	1,108	—	—	—	1,108
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	2,116	1,114	0	—	3,230
Bank and corporate debt securities	—	272	1	—	273
Residential mortgage-backed securities (“RMBS”)	—	3	—	—	3
Collateralized debt obligations (“CDOs”) and other(5)	—	1	1	—	2
Investment trust funds and other	409	148	0	—	557

Total trading liabilities	5,045	1,690	2	—	6,737

Derivative liabilities(6)
Equity contracts	7	1,972	29	—	2,008
Interest rate contracts	18	13,125	77	—	13,220
Credit contracts	14	356	87	—	457
Foreign exchange contracts	0	5,071	34	—	5,105
Commodity contracts	5	1	—	—	6
Netting	—	—	—	(18,987)	(18,987)

Total derivative liabilities	44	20,525	227	(18,987)	1,809

Subtotal	¥5,089	¥22,215	¥229	¥(18,987)	¥8,546

Short-term borrowings(9)	¥—	¥348	¥29	¥—	¥377
Payables and deposits(10)	—	14	1	—	15
Collateralized financing(8)	—	247	—	—	247
Long-term borrowings(9)(11)(12)	2	3,291	409	—	3,702
Other liabilities(13)	170	129	0	—	299

Total	¥5,261	¥26,244	¥668	¥(18,987)	¥13,186

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2019 and March 31, 2020, the fair values of these investments which are included in Trading assets and private equity and debt investments were ¥36 billion and ¥26 billion, respectively. As of March 31, 2019 and March 31, 2020, the fair values of these investments which are included in Other assets - Others were ¥2 billion and ¥6 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)

Private equity and debt investments are typically private non-traded financial instruments including ownership or other forms of junior capital (such as mezzanine loan). Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(5)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(6)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(7)	Includes loans for which the fair value option has been elected.
(8)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(9)	Includes structured notes for which the fair value option has been elected.
(10)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(11)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(12)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(13)	Includes loan commitments for which the fair value option has been elected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2019 and 2020, respectively. The fair value of unlisted equity securities is determined using the same methodology as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity and debt investments—The determination of fair value of unlisted private equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 financial instruments

The valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2019 and 2020. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also therefore qualitatively summarize how an increase in those significant unobservable valuation inputs to a different amount might result in a higher or lower fair value measurement at the reporting date and summarize the interrelationship between significant unobservable valuation inputs where more than one is used to measure fair value. The impact of the COVID-19 pandemic on financial markets has been considered in determining which valuation inputs are used to measure fair value.

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity and debt investments
Equities	¥13	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	26	Market multiples	EV/EBITDA ratios	7.7 x	7.7 x	Higher fair value	Not applicable

Foreign government, agency and municipal securities	5	DCF	Credit spreads Recovery rates	0.0 – 9.1% 4.0 – 36.0%	0.6% 31.6%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	160	DCF	Credit spreads Recovery rates	0.0 – 15.0% 0.0 – 99.1%	4.1% 72.2%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Loss severities	0.0 – 78.4% 6.5 – 15.0% 9.1 – 100.0%	13.2% 10.5% 81.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	69	DCF	Yields Loss severities	5.5 – 19.7% 0.0 – 55.2%	12.5% 6.6%	Lower fair value Lower fair value	No predictable interrelationship

Collateralized debt obligations (“CDOs”) and other	19	DCF	Yields Prepayment rates Default probabilities Loss severities	2.7 – 19.0% 20.0% 1.0 – 2.0% 31.5 – 100.0%	13.1% 20.0% 2.0% 83.7%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2019
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥(8)	Option models	Dividend yield Volatilities Correlations	0.0 – 8.0% 6.7 – 74.2% (0.80) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.0 – 2.4% 10.6 – 15.2% 24.2 – 66.8 bp (0.76) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(8)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 21.4% 0.0 – 100.6% 16.2 – 83.0% 0.27 – 0.75	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	20	Option models	Interest rates Volatilities Volatilities Correlations	(0.4) – 2.4% 1.7 – 35.5% 209.0 – 245.0 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	129	DCF	Credit spreads	0.0 – 12.3%	3.6%	Lower fair value	Not applicable

Collateralized agreements	33	DCF	Repo rate	3.5 – 8.4%	7.0%	Lower fair value	Not applicable

Other assets
Other(6)	166	DCF	WACC Growth rates Liquidity discounts	10.2% 2.5% 10.0%	10.2% 2.5% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.7 – 13.8 x 8.9 – 32.4 x 0.3 – 2.7 x 10.0 – 50.0%	8.2 x 15.5 x 0.8 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	31	DCF/ Option models	Volatilities Correlations	6.7 – 54.5% (0.75) – 0.91	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	535	DCF/ Option models	Volatilities Volatilities Correlations	6.7 – 54.5% 32.5 – 60.9 bp (0.75) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2020
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Assets:
Trading assets and private equity and debt investments
Equities	¥14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

		Market multiples	Liquidity discounts	20.0%	20.0%	Lower fair value	Not applicable

Private equity and debt investments	31	DCF	WACC Growth rates Liquidity discounts	7.0 – 13.5% 0.0 – 1.0% 5.0 – 30.0%	10.0% 0.6% 9.9%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.0 – 11.0 x 9.6 x 5.0 – 30.0%	8.9 x 9.6 x 9.8%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0.0 – 1.4% 4.0 – 18.0%	0.5% 10.8%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	228	DCF	Credit spreads Recovery rates	0.0 – 17.9% 0.0 – 80.7%	5.8% 43.8%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	62	DCF	Yields Prepayment rates Loss severities	0.0 – 30.8% 7.1 – 15.0% 0.0 – 100.0%	6.7% 8.9% 40.6%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	94	DCF	Loss severities	0.0 – 8.1%	3.4%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	32	DCF	Yields Prepayment rates Default probabilities Loss severities	6.4 – 56.8% 20.0% 2.0% 0.0 – 100.0%	21.6% 20.0% 2.0% 73.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2020
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)	Impact of increases in significant unobservable valuation inputs(3)(4)	Interrelationships between valuation inputs(5)
Derivatives, net:
Equity contracts	¥19	Option models	Dividend yield Volatilities Correlations	0.0 – 18.7% 12.2 – 144.7% (0.85) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(54)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	(0.1) – 2.0% 8.8 – 13.8% 24.6 – 119.4 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(1)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 – 28.4% 0.0 – 105.4% 50.0 – 83.0% 0.16 – 0.82	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	7	Option models	Interest rates Volatilities Volatilities Correlations	(0.1) – 0.8% 2.0 – 23.9% 19.2 – 50.7 bp (0.25) – 0.80	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	96	DCF	Credit spreads Recovery rates	0.0 – 20.5% 57.5 – 98.0%	4.2% 85.0%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	3.8 – 5.6%	4.9%	Lower fair value	Not applicable

Other assets
Other(6)	168	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.9 – 10.3 x 6.3 – 20.7 x 0.3 – 1.3 x 10.0 – 40.0%	4.6 x 11.4 x 0.8 x 28.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	29	DCF/ Option models	Volatilities Correlations	12.6 – 76.4% (0.72) – 0.94	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	409	DCF/ Option models	Volatilities Volatilities Correlations	8.6 – 76.4% 30.0 – 103.2 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(4)

The impact of an increase in the significant unobservable input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)

Consideration of the interrelationships between significant unobservable inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(6)	Valuation technique(s) and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as volatilities can be higher when interest rates are at extremely low levels, and also because volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges e.g. versus the U.S. Dollar while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the years ended March 31, 2019 and 2020. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the years ended March 31, 2019 and 2020, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2019
	Balance as of April 1, 2018	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of March 31, 2019
Assets:
Trading assets and private equity and debt investments
Equities	¥21	¥(3)	¥—	¥5	¥(13)	¥—	¥1	¥5	¥(3)	¥13
Private equity and debt investments	3	(1)	—	24	(2)	—	0	2	—	26
Japanese agency and municipal securities	1	0	—	1	(1)	—	—	—	—	1
Foreign government, agency and municipal securities	6	0	—	15	(16)	—	0	3	(3)	5
Bank and corporate debt securities and loans for trading purposes	139	8	—	99	(100)	—	4	63	(53)	160
Commercial mortgage-backed securities (“CMBS”)	2	0	—	1	(2)	—	0	1	—	2
Residential mortgage-backed securities (“RMBS”)	0	0	—	9	0	—	0	—	(6)	3
Real estate-backed securities	63	(2)	—	217	(212)	—	3	—	—	69
Collateralized debt obligations (“CDOs”) and other	24	4	—	56	(68)	—	1	7	(5)	19
Investment trust funds and other	1	0	—	4	(4)	—	0	—	—	1

Total trading assets and private equity and debt investments	260	6	—	431	(418)	—	9	81	(70)	299

Derivatives, net(3)
Equity contracts	(1)	(2)	—	—	—	(2)	0	(7)	4	(8)
Interest rate contracts	(53)	(25)	—	—	—	0	0	10	14	(54)
Credit contracts	2	(6)	—	—	—	(4)	0	(1)	1	(8)
Foreign exchange contracts	27	(13)	—	—	—	3	1	(1)	3	20
Commodity contracts	—	0	—	—	—	0	0	—	—	0

Total derivatives, net	(25)	(46)	—	—	—	(3)	1	1	22	(50)

Subtotal	¥235	¥(40)	¥—	¥431	¥(418)	¥(3)	¥10	¥82	¥(48)	¥249

Loans and receivables	¥70	¥0	¥—	¥53	¥(27)	¥—	¥3	¥37	¥(7)	¥129
Collateralized agreements	5	0	—	—	—	—	0	28	—	33
Other assets
Other	169	(11)	—	6	(3)	—	5	0	—	166

Total	¥479	¥(51)	¥—	¥490	¥(448)	¥(3)	¥18	¥147	¥(55)	¥577

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥20	¥(20)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	—	0	—	1	(1)	—	0	0	—	0
Bank and corporate debt securities	0	0	—	0	0	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	0	0	—	0	0	—	0	—	—	—
Investment trust funds and other	0	0	—	0	0	—	0	0	0	—

Total trading liabilities	¥1	¥0	¥—	¥21	¥(21)	¥—	¥0	¥0	¥(1)	¥0

Short-term borrowings	17	(2)	0	39	(27)	—	0	25	(25)	31
Payables and deposits	(1)	(1)	—	0	0	—	—	—	—	0
Collateralized financing	3	—	—	—	(3)	—	0	—	—	—
Long-term borrowings	429	(23)	2	194	(99)	—	0	75	(85)	535
Other liabilities	1	0	—	0	(1)	—	0	0	—	0

Total	¥450	¥(26)	¥2	¥254	¥(151)	¥—	¥0	¥100	¥(111)	¥566

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2020
	Balance as of April 1, 2019	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of March 31, 2020
Assets:
Trading assets and private equity and debt investments
Equities	¥13	¥(1)	¥—	¥8	¥(4)	¥—	¥0	¥1	¥(3)	¥14
Private equity and debt investments	26	1	—	8	(3)	—	(1)	—	—	31
Japanese agency and municipal securities	1	0	—	1	0	—	—	—	—	2
Foreign government, agency and municipal securities	5	0	—	27	(26)	—	0	5	(3)	8
Bank and corporate debt securities and loans for trading purposes	160	(2)	—	158	(154)	—	(7)	113	(40)	228
Commercial mortgage-backed securities (“CMBS”)	2	(1)	—	1	(1)	—	—	0	0	1
Residential mortgage-backed securities (“RMBS”)	3	(8)	—	93	(53)	—	0	28	(1)	62
Real estate-backed securities	69	4	—	197	(175)	—	(1)	—	—	94
Collateralized debt obligations (“CDOs”) and other	19	(21)	—	184	(167)	—	(1)	25	(7)	32
Investment trust funds and other	1	0	—	13	(14)	—	0	0	0	0

Total trading assets and private equity and debt investments	299	(28)	—	690	(597)	—	(10)	172	(54)	472

Derivatives, net(3)
Equity contracts	(8)	29	—	—	—	(6)	0	16	(12)	19
Interest rate contracts	(54)	9	—	—	—	(9)	0	(1)	1	(54)
Credit contracts	(8)	7	—	—	—	2	0	(12)	10	(1)
Foreign exchange contracts	20	(22)	—	—	—	8	(1)	0	2	7
Commodity contracts	0	0	—	—	—	0	0	—	—	—

Total derivatives, net	(50)	23	—	—	—	(5)	(1)	3	1	(29)

Subtotal	¥249	¥(5)	¥—	¥690	¥(597)	¥(5)	¥(11)	¥175	¥(53)	¥443

Loans and receivables	¥129	¥0	¥—	¥163	¥(117)	¥—	¥(3)	¥93	¥(169)	¥96
Collateralized agreements	33	0	—	—	(27)	—	(1)	10	—	15
Other assets
Other	166	(31)	0	43	(7)	—	(3)	0	—	168

Total	¥577	¥(36)	¥0	¥896	¥(748)	¥(5)	¥(18)	¥278	¥(222)	¥722

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	0	(1)	—	1	(1)	—	0	0	—	1
Collateralized debt obligations (“CDOs”) and other	—	0	—	4	(3)	—	0	—	—	1
Investment trust funds and other	—	—	—	0	0	—	0	0	—	0

Total trading liabilities	¥0	¥(1)	¥—	¥5	¥(4)	¥—	¥0	¥0	¥0	¥2

Short-term borrowings	31	0	0	65	(58)	—	0	7	(16)	29
Payables and deposits	0	0	—	6	0	—	0	0	(5)	1
Long-term borrowings	535	6	0	254	(291)	—	(1)	56	(138)	409
Other liabilities	0	(8)	—	2	(10)	—	0	—	—	0

Total	¥566	¥(3)	¥0	¥332	¥(363)	¥—	¥(1)	¥63	¥(159)	¥441

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity and debt investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2019 and 2020.
(5)

Transfers into Level 3 indicate certain valuation inputs of a financial instrument become unobservable or significant. Transfers out of Level 3 indicate certain valuation inputs of a financial instrument become observable or insignificant. See Quantitative and qualitative information regarding significant unobservable inputs above for the valuation inputs of each financial instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2019 and 2020, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2019	2020
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity and debt investments
Equities	¥(4)	¥(2)
Private equity and debt investments	(1)	1
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	(1)
Bank and corporate debt securities and loans for trading purposes	1	(5)
Commercial mortgage-backed securities (“CMBS”)	0	(1)
Residential mortgage-backed securities (“RMBS”)	0	(7)
Real estate-backed securities	0	0
Collateralized debt obligations (“CDOs”) and other	(4)	(19)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(8)	(34)

Derivatives, net(2)
Equity contracts	(11)	36
Interest rate contracts	(18)	(19)
Credit contracts	(12)	2
Foreign exchange contracts	(10)	(24)
Commodity contracts	0	—

Total derivatives, net	(51)	(5)

Subtotal	¥(59)	¥(39)

Loans and receivables	0	(1)
Collateralized agreements	0	0
Other assets
Other	(12)	(20)

Total	¥(71)	¥(60)

Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	0	(1)
Collateralized debt obligations (“CDOs”) and other	—	0

Total trading liabilities	¥0	¥(1)

Short-term borrowings	(1)	1
Payables and deposits	(1)	0
Long-term borrowings	(18)	19

Total	¥(20)	¥19

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity and debt investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)

Each derivative classification includes derivatives with multiple risk underlyings. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2019 and 2020. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2019
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥16	¥—	Monthly	Same day-90 days
Venture capital funds	2	2	—	—
Private equity funds	17	10	—	—
Real estate funds	3	1	—	—

Total	¥38	¥13

	Billions of yen
	March 31, 2020
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥2	¥—	Monthly	Same day-90 days
Venture capital funds	3	3	—	—
Private equity funds	21	9	—	—
Real estate funds	6	1	—	—

Total	¥32	¥13

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura can redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” and ASC 825 “Financial Instruments.” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity and debt investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings or Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and straight bonds.

•

Certain structured deposit issuances reported within Deposits received at banks. Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•

Financial reinsurance contracts reported within Other assets. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2019 and 2020.

	Billions of yen
	Year ended March 31
	2019	2020
	Gains/(Losses)(1)
Assets:
Trading assets and private equity and debt investments(2)
Trading assets	¥0	¥1
Private equity and debt investments	1	(1)
Loans and receivables	(2)	2
Collateralized agreements(3)	2	4
Other assets(2)	(26)	(16)

Total	¥(25)	¥(10)

Liabilities:
Short-term borrowings(4)	¥28	¥64
Collateralized financing(3)	0	(2)
Long-term borrowings(4)(5)	(38)	58
Other liabilities(6)	3	2

Total	¥(7)	¥122

(1)	Includes gains and losses reported primarily within Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

As of March 31, 2019 and 2020, Nomura held an economic interest of 39.52% and 39.19% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques using a rate which incorporates observable changes in its credit spread.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the valuation adjustment for Nomura’s own credit worthiness applied to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the years and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2019 and 2020. In the year ended March 31, 2020, the credit balance recognized in accumulated other comprehensive income related to Nomura’s own credit on certain financial liabilities increased, primarily due to a significant widening of spreads driven by the financial market turmoil as a result of the COVID-19 global pandemic.

	Billions of Yen
	Year ended March 31
	2019	2020
Changes recognized as a credit (debit) to other comprehensive income	¥25	¥49
Credit (debit) amounts reclassified to earnings	(1)	(1)
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	32	80

As of March 31, 2019, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥0 billion more than the principal balance of such Loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such Long-term borrowings. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2020, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥8 billion less than the principal balance of such Loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥27 billion less than the principal balance of such Long-term borrowings. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income. During the year ended March 31, 2020, N-MEZ Investment Business Limited Partnership 1 was added as an investment company under ASC 946.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 16% of total assets as of March 31, 2019 and 16% as of March 31, 2020.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2019 and 2020. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2019
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥2,202	¥1,723	¥1,897	¥579	¥6,401

	Billions of yen
	March 31, 2020
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥1,934	¥1,889	¥2,704	¥672	¥7,199

(1)

Other than above, there were ¥318 billion and ¥321 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2019 and 2020, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥2,687	¥2,687	¥2,687	¥—	¥—
Time deposits	290	290	—	290	—
Deposits with stock exchanges and other segregated cash	285	285	—	285	—
Loans receivable(2)	2,542	2,541	—	1,941	600
Securities purchased under agreements to resell	13,195	13,195	—	13,162	33
Securities borrowed	4,112	4,111	—	4,111	—

Total	¥23,111	¥23,109	¥2,687	¥19,789	¥633

Liabilities:
Short-term borrowings	¥841	¥841	¥—	¥811	¥30
Deposits received at banks	1,393	1,393	—	1,393	—
Securities sold under agreements to repurchase	15,037	15,037	—	15,037	—
Securities loaned	1,230	1,230	—	1,230	—
Long-term borrowings	7,916	7,931	12	7,353	566

Total	¥26,417	¥26,432	¥12	¥25,824	¥596

	Billions of yen
	March 31, 2020(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,192	¥3,192	¥3,192	¥—	¥—
Time deposits	309	309	—	309	—
Deposits with stock exchanges and other segregated cash	374	374	—	374	—
Loans receivable(2)	2,848	2,842	—	2,201	641
Securities purchased under agreements to resell	12,377	12,377	—	12,362	15
Securities borrowed	3,530	3,529	—	3,529	—

Total	¥22,630	¥22,623	¥3,192	¥18,775	¥656

Liabilities:
Short-term borrowings	¥1,487	¥1,487	¥—	¥1,458	¥29
Deposits received at banks	1,276	1,276	—	1,275	1
Securities sold under agreements to repurchase	16,349	16,349	—	16,349	—
Securities loaned	961	962	—	962	—
Other secured borrowings	718	718	—	718	—
Long-term borrowings	7,776	7,733	2	7,263	468

Total	¥28,567	¥28,525	¥2	¥28,025	¥498

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2019, goodwill allocated to the Wholesale segment was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined using a DCF valuation technique and consequently, this nonrecurring fair value measurement was determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy. See Note 10 “Other assets—Other/Other liabilities” for further information.

As of March 31, 2020, there were no significant amount of assets and liabilities which were measured at fair value on a nonrecurring basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates certain derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within Interest expense and Revenue—Other, respectively

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other. All other movements in fair value of highly effective hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2019 and 2020. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2019
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥13,332	¥(11,602)	¥(1,507)	¥223

	Billions of yen
	March 31, 2020
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,711	¥(15,479)	¥(1,707)	¥525

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity as of March 31, 2019 and 2020 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

		Billions of yen
		March 31, 2019
	Total Notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥45,721	¥851	¥920
Interest rate contracts	2,243,179	8,612	8,290
Credit contracts	35,343	533	464
Foreign exchange contracts	310,677	4,912	4,842
Commodity contracts	241	1	1

Total	¥2,635,161	¥14,909	¥14,517

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,002	¥20	¥—
Foreign exchange contracts	146	0	—

Total	¥1,148	¥20	¥—

Total derivatives	¥2,636,309	¥14,929	¥14,517

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		March 31, 2020
	Total Notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥47,976	¥1,921	¥2,008
Interest rate contracts	2,522,172	13,590	13,214
Credit contracts	36,155	407	457
Foreign exchange contracts	267,313	5,224	5,104
Commodity contracts	601	9	6

Total	¥2,874,217	¥21,151	¥20,789

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,064	¥39	¥0
Foreign exchange contracts	115	—	1

Total	¥1,179	¥39	¥1

Total derivatives	¥2,875,396	¥21,190	¥20,790

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(3)

As of March 31, 2019 and 2020, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) and ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively where certain additional criteria are met.

The following table presents information about offsetting of derivatives and related collateral amounts in the consolidated balance sheets as of March 31, 2019 and 2020 by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2019		March 31, 2020
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥636	¥611	¥869	¥875
Exchange-traded	215	309	1,052	1,133
Interest rate contracts
OTC settled bilaterally	7,295	6,946	11,881	11,438
OTC centrally-cleared	1,327	1,341	1,692	1,758
Exchange-traded	10	3	56	18
Credit contracts
OTC settled bilaterally	355	283	278	311
OTC centrally-cleared	176	178	126	132
Exchange-traded	2	3	3	14
Foreign exchange contracts
OTC settled bilaterally	4,912	4,842	5,224	5,105
Commodity contracts
OTC settled bilaterally	—	—	1	1
Exchange-traded	1	1	8	5

Total gross derivative balances(2)	¥14,929	¥14,517	¥21,190	¥20,790
Less: Amounts offset in the consolidated balance sheets(3)	(14,077)	(13,710)	(19,248)	(18,987)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥852	¥807	¥1,942	¥1,803
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(115)	¥(86)	¥(182)	¥(125)

Net amount	¥737	¥721	¥1,760	¥1,678

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2019, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥277 billion and ¥374 billion, respectively. As of March 31, 2020, the gross balance of such derivative assets and derivative liabilities was ¥1,013 billion and ¥1,046 billion, respectively.

(3)

Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2019, Nomura offset a total of ¥1,259 billion of cash collateral receivables against net derivative liabilities and ¥1,626 billion of cash collateral payables against net derivative assets. As of March 31, 2020, Nomura offset a total of ¥1,679 billion of cash collateral receivables against net derivative liabilities and ¥1,940 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2019, a total of ¥140 billion of cash collateral receivables and ¥407 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2020, a total of ¥374 billion of cash collateral receivables and ¥540 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2019 and 2020 related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2019	2020
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(32)	¥93
Interest rate contracts	104	(192)
Credit contracts	(19)	(118)
Foreign exchange contracts	(50)	57
Commodity contracts	10	(1)

Total	¥13	¥(161)

(1)

Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.

(2)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2019 and 2020, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship and the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items as of March 31, 2019 and 2020.

	Billions of yen
Line items in the statement of financial position in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains/(losses) of fair value hedging adjustment included in the carrying amount of the hedged liabilities
	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2020
Long-term borrowings	¥1,019	¥1,098	¥(13)	¥(36)

Total	¥1,019	¥1,098	¥(13)	¥(36)

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items.

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2019 and 2020 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2019	2020
Derivatives designated as hedging instruments:
Interest rate contracts	¥6	¥(26)
Foreign exchange contracts	—	—

Total	¥6	¥(26)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	Year ended March 31
	2019	2020
Hedged items:
Long-term borrowings	¥(6)	¥26
Non-trading debt securities	—	—

Total	¥(6)	¥26

Net investment hedges

Nomura designates foreign currency forwards, etc., as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2019 and 2020.

	Billions of yen
	Year ended March 31
	2019	2020
Hedging instruments:
Foreign exchange contracts	¥7	¥2

Total	¥7	¥2

(1)

The portion of gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2019 and 2020.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2019, was ¥486 billion with related collateral pledged of ¥410 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2019, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥3 billion.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2020, was ¥750 billion with related collateral pledged of ¥635 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2020, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥3 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)		Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(47)	¥9,206	¥2,346	¥3,402	¥2,469	¥989	¥6,555
Credit default indices	(117)	5,735	612	1,644	2,849	630	4,330
Other credit risk related portfolio products	14	231	31	82	115	3	165
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥(150)	¥15,172	¥2,989	¥5,128	¥5,433	¥1,622	¥11,050

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2020
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)		Years to maturity				Purchased credit protection
		Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥96	¥8,018	¥2,323	¥2,238	¥2,552	¥905	¥5,836
Credit default indices	18	8,064	721	2,455	4,179	709	6,364
Other credit risk related portfolio products	65	357	39	130	175	13	274
Credit-risk related options and swaptions	1	16	—	—	16	—	16

Total	¥180	¥16,455	¥3,083	¥4,823	¥6,922	¥1,627	¥12,490

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivative contracts.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2019
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥520	¥915	¥2,537	¥3,411	¥1,439	¥384	¥9,206
Credit default indices	35	72	1,582	2,663	1,068	315	5,735
Other credit risk related portfolio products	—	—	1	139	25	66	231
Credit-risk related options and swaptions	—	—	—	—	—	—	—

Total	¥555	¥987	¥4,120	¥6,213	¥2,532	¥765	¥15,172

	Billions of yen
	March 31, 2020
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥122	¥1,683	¥1,935	¥2,643	¥1,198	¥437	¥8,018
Credit default indices	24	153	2,211	4,027	1,318	331	8,064
Other credit risk related portfolio products	—	—	2	191	73	91	357
Credit-risk related options and swaptions	—	—	—	—	16	—	16

Total	¥146	¥1,836	¥4,148	¥6,861	¥2,605	¥859	¥16,455

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a third party counterparty and a separate agreement with the same counterparty entered into in contemplation of the initial transfer through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps. These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings—Trading balances of secured borrowings in the consolidated balance sheets.

As of March 31, 2020 there were no outstanding sales with total return swap or in-substance total return swap transactions accounted for as sales rather than collateralized financing transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Revenue from services provided to customers

Revenues by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura’s consolidated statement of income for the year ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019	2020
Commissions	¥293,069	¥308,805
Fees from investment banking	101,521	103,222
Asset management and portfolio service fees	245,519	238,202
Other revenue	54,284	49,901

Total	¥694,393	¥700,130

Commissions represent revenue principally from trade execution and clearing services provided by both the Retail and Wholesale Divisions. Fees from investment banking represent revenues from financial advisory, underwriting and syndication services primarily from Wholesale followed by Retail. Asset management and portfolio service fees represent revenues from asset management services primarily from the Asset Management Division followed by Retail. Other represents sundry revenues allocated to Other in Nomura’s segmental reporting.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and significant judgments
Trade execution and clearing services	• Buying and selling of securities on behalf of customers	• Execution and clearing commissions recognized at a point in time, namely trade date.
	• Clearing of securities and derivatives on behalf of customers	• Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•      Provision of financial advice to customers in connection with a specific forecasted transaction or transactions

•      Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•      Issuance of fairness opinions

•      Structuring complex financial instruments for customers

•      Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•      Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•      Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•      Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Asset management services

•      Management of funds, investment trusts and other investment vehicles

•      Provision of investment advisory services

•      Distribution of fund units

•      Providing custodial and administrative services to customers

•      Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed.

•      Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•      Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•      Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Underwriting and syndication services

•      Underwriting of debt, equity and other financial instruments on behalf of customers

•      Distributing securities on behalf of issuers

•      Arranging loan financing for customers

•      Syndicating loan financing on behalf of customers

•      Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete.

•      Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•      Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically received every month, three months or six months.

The underlying contracts entered into by Nomura in order to provide the services described above typically do not have significant financing components within the contracts either provided to or from Nomura. If such components did not exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain rights of return or similar features for the customer.

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.

A contract asset represents accrued revenue recognized by Nomura for completing or partially completing a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditioned on something other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for providing the service. Both contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to provide refunds and obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables, contract assets and contract liabilities in scope of ASC 606 as of March 31, 2019 and 2020. The amount of contract assets as of March 31, 2019 and 2020 were immaterial.

	Millions of yen
	March 31, 2019	March 31, 2020
Customer contract receivables	¥78,226	¥103,557
Contract liabilities(1)	4,971	3,444

(1)	Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2018 were recognized as revenue for the year ended March 31, 2019. Nomura recognized ¥1,334 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2019.

The balance of contract liabilities as of March 31, 2019 were recognized as revenue for the year ended March 31, 2020. Nomura recognized ¥744 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2020.

Transaction price allocated to the remaining performance obligations

As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2019 and 2020.

Nomura retains no significant transactions for which individual estimated contract period exceeds one year. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2019 and 2020 were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. In order to support the enforceability of the close-out and offsetting rights within these agreements, Nomura generally seeks to obtain an external legal opinion.

For certain types of counterparty and in certain jurisdictions, Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions which are not documented under a master netting agreement. Similarly, even when these transactions are documented under such agreements, Nomura may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to enter into repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2019 and 2020, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2019
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥32,312	¥4,087	¥34,154	¥1,512
Less: Amounts offset in the consolidated balance sheets(2)	(19,117)	—	(19,117)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥13,195	¥4,087	¥15,037	¥1,512

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(11,445)	(2,580)	(10,443)	(1,198)
Cash collateral	(26)	—	—	—

Net amount	¥1,724	¥1,507	¥4,594	¥314

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2020
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥32,425	¥3,508	¥36,397	¥1,252
Less: Amounts offset in the consolidated balance sheets(2)	(20,048)	—	(20,048)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥12,377	¥3,508	¥16,349	¥1,252

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(10,507)	(2,381)	(8,980)	(1,067)
Cash collateral	(5)	—	(40)	—

Net amount	¥1,865	¥1,127	¥7,329	¥185

(1)

Includes all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2019, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥749 billion and ¥3,575 billion, respectively. As of March 31, 2019, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥1,398 billion and ¥209 billion, respectively. As of March 31, 2020, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥627 billion and ¥6,356 billion, respectively. As of March 31, 2020, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥998 billion and ¥138 billion, respectively.

(2)

Represents amounts offset through counterparty netting under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.

(4)

Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2020. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2020
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥11,004	¥21,505	¥2,570	¥983	¥335	¥36,397
Securities lending transactions	650	144	227	231	0	1,252

Total gross recognized liabilities(2)	¥11,654	¥21,649	¥2,797	¥1,214	¥335	¥37,649

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2020. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2020
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥132	¥1,032	¥1,164
Japanese government, agency and municipal securities	607	—	607
Foreign government, agency and municipal securities	29,378	5	29,383
Bank and corporate debt securities	1,821	178	1,999
Commercial mortgage-backed securities (“CMBS”)	26	—	26
Residential mortgage-backed securities (“RMBS”)(1)	4,162	—	4,162
Collateralized debt obligations (“CDOs”) and other	265	—	265
Investment trust funds and other	6	37	43

Total gross recognized liabilities(2)	¥36,397	¥1,252	¥37,649

(1)	Includes ¥4,021 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2019 and 2020.

	Billions of yen
	March 31
	2019	2020
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥46,924	¥46,439
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	38,551	38,054

Collateral pledged by Nomura

Nomura pledges firm-owned securities to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Trading assets:
Equities and convertible securities	¥135,927	¥133,066
Government and government agency securities	984,429	1,183,457
Bank and corporate debt securities	61,547	59,734
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	2,535,244	2,826,613
Collateralized debt obligations (“CDOs”) and other(1)	42,607	12,406
Investment trust funds and other	14,926	6,439

	¥3,774,680	¥4,221,715

Non-trading debt securities	1,031	29
Investments in and advances to affiliated companies	¥501	¥2,760

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Loans and receivables	¥42,544	¥55,051
Trading assets and private equity and debt investments	1,589,483	1,393,517
Office buildings, land, equipment and facilities	5,371	5,258
Non-trading debt securities	142,092	149,991
Other	151	77

	¥1,779,641	¥1,603,894

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 11 “Borrowings” for further information regarding trading balances of secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2019 and 2020, Nomura received cash proceeds from SPEs in new securitizations of ¥174 billion and ¥202 billion, respectively, and the associated gain (loss) on sale was not significant. For the years ended March 31, 2019 and 2020, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,308 billion and ¥1,769 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥991 billion and ¥1,245 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,488 billion and ¥4,177 billion as of March 31, 2019 and 2020, respectively. Nomura’s retained interests were ¥138 billion and ¥163 billion as of March 31, 2019 and 2020, respectively. For the years ended March 31, 2019 and 2020, Nomura received cash flows of ¥20 billion and ¥24 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura does not provide financial support to SPEs beyond its contractual obligations as of March 31, 2019 and 2020.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2019 and 2020.

	Billions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥138	¥—	¥138	¥138	¥0
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	0	0	0	0	0

Total	¥—	¥138	¥0	¥138	¥138	¥0

	Billions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥158	¥—	¥158	¥158	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	5	5	0	5

Total	¥—	¥158	¥5	¥163	¥158	¥5

As of March 31, 2020, predominantly all of the retained interests held by Nomura were valued using observable prices.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2019 and 2020. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2019	2020
Assets
Trading assets
Loans	¥15	¥45

Liabilities
Long-term borrowings	¥15	¥45

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has an interest in a VIE that provides Nomura with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The power to make the most significant decisions may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura considers collateral management and servicing to represent the power to make the most significant decisions. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In these cases, Nomura focuses its analysis on decisions made prior to the initial closing of the transaction, and considers factors such as the nature of the underlying assets held by the VIE, the involvement of third party investors in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant decisions relating to these entities are shared with third party investors. In some cases, however, Nomura has consolidated such VIEs, for example, where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was not significant at inception of the transaction.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2019 and 2020. Most of these assets and liabilities are related to consolidated SPEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2019	2020
Consolidated VIE assets
Cash and cash equivalents	¥20	¥10
Trading assets
Equities	780	645
Debt securities	426	454
CMBS and RMBS	43	43
Investment trust funds and other	5	0
Derivatives	17	19
Private equity and debt investments	2	11
Office buildings, land, equipment and facilities	55	15
Other	71	24

Total	¥1,419	¥1,221

Consolidated VIE liabilities
Trading liabilities
Derivatives	23	19
Borrowings
Short-term borrowings	151	117
Long-term borrowings	884	830
Other	3	4

Total	¥1,061	¥970

Nomura continuously reassesses its initial evaluation of whether it is the primary beneficiary of a VIE based on current facts and circumstances as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by Nomura and by other parties, and the variable interests owned by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2019 and 2020. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments and financial guarantees.

	Billions of yen
	March 31, 2019
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥29	¥—	¥29
Debt securities	109	—	109
CMBS and RMBS	2,654	—	2,654
Investment trust funds and other	153	—	153
Private equity and debt investments	12	—	12
Loans	593	—	593
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥3,561	¥—	¥3,645

	Billions of yen
	March 31, 2020
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥35	¥—	¥35
Debt securities	73	—	73
CMBS and RMBS	3,631	—	3,631
Investment trust funds and other	170	—	170
Private equity and debt investments	11	—	11
Loans	835	—	835
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	84

Total	¥4,766	¥—	¥4,850

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loans and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. No allowance for credit losses is generally recognized against these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2019, and 2020 by portfolio segment.

	Millions of yen
	March 31, 2019
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥565,603	¥—	¥565,603
Short-term secured margin loans	334,389	5,088	339,477
Inter-bank money market loans	1,699	—	1,699
Corporate loans	977,942	659,497	1,637,439

Total loans receivable	¥1,879,633	¥664,585	¥2,544,218

Total	¥1,879,633	¥664,585	¥2,544,218

	Millions of yen
	March 31, 2020
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥521,715	¥—	¥521,715
Short-term secured margin loans	296,833	8,905	305,738
Inter-bank money market loans	865	—	865
Corporate loans	1,232,851	796,236	2,029,087

Total loans receivable	¥2,052,264	¥805,141	¥2,857,405

Total	¥2,052,264	¥805,141	¥2,857,405

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases nor sales of loans receivable during the year ended March 31, 2019. During the same period, there were no significant reclassifications of loans receivable to trading assets.

There were no significant purchases nor sales of loans receivable during the year ended March 31, 2020. During the same period, there were no significant reclassifications of loans receivable to trading assets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses

Management establishes an allowance for credit losses against loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for credit losses against loans, which is reported in the consolidated balance sheets within Allowance for doubtful accounts, comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience.

The specific component of the allowance reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior credit loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. Impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

As a result of the COVID-19 pandemic, determination of whether certain loans were impaired as of March 31, 2020 was increasingly judgmental when compared to prior years. When applying the factors discussed above to make this determination, additional consideration was given to how the COVID-19 pandemic would affect a borrower’s ability both to pay in the short-term while governments imposed lockdowns and similar restrictions on trading, and in the longer-term once the restrictions were lifted and economies were expected to improve. Various assumptions were made around the length and severity of the impact of the pandemic and the ability and timing of borrowers to recover.

As of April 1, 2020 Nomura will adopt new guidance for determination of allowances for credit losses defined by ASC 326 “Financial Instruments—Credit Losses” (“ASC 326”) which requires recognition of allowances for current expected credit losses rather than incurred losses. Specific determination of whether a loan is impaired to trigger recognition of an allowance for credit losses will no longer be required but the same factors will still be used to determine the appropriate allowance as required under the new guidance. See Note 1 “Summary accounting policies—Future accounting developments” in these consolidated financial statements for further guidance on the expected impact of ASC 326 on Nomura.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the total allowance for credit losses for the years ended March 31, 2019 and 2020. The allowance for credit losses increased as of March 31, 2020 when compared to March 31, 2019 primarily as a result of specific impairments identified in March 2020 as a result of the COVID-19 pandemic.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2019
	Allowance for credit losses against loans				Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short- term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,140	¥—	¥417	¥1,557	¥1,957	¥3,514
Provision for credit losses	7	364	434	805	30	835
Charge-offs	(95)	—	(0)	(95)	(102)	(197)
Other(1)	—	6	17	23	(6)	17

Ending balance	¥1,052	¥370	¥868	¥2,290	¥1,879	¥4,169

	Millions of yen
	Year ended March 31, 2020
	Allowance for credit losses against loans				Allowance for credit losses against receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short- term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,052	¥370	¥868	¥2,290	¥1,879	¥4,169
Provision for credit losses	512	—	7,125	7,637	1,451	9,088
Charge-offs	—	—	—	—	(162)	(162)
Other(1)	—	(18)	(49)	(67)	(16)	(83)

Ending balance	¥1,564	¥352	¥7,944	¥9,860	¥3,152	¥13,012

(1)	Includes the effect of foreign exchange movements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the allowance for credit losses against loans and loans by impairment methodology and type of loans as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥370	¥—	¥868	¥1,238
Evaluated collectively	1,052	—	—	—	1,052

Total allowance for credit losses	¥1,052	¥370	¥—	¥868	¥2,290

Loans by impairment methodology
Evaluated individually	¥2,792	¥166,148	¥1,699	¥976,096	¥1,146,735
Evaluated collectively	562,811	168,241	—	1,846	732,898

Total loans	¥565,603	¥334,389	¥1,699	¥977,942	¥1,879,633

	Millions of yen
	March 31, 2020
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Total
Allowance by impairment methodology
Evaluated individually	¥—	¥352	¥—	¥7,944	¥8,296
Evaluated collectively	1,564	—	—	—	1,564

Total allowance for credit losses	¥1,564	¥352	¥—	¥7,944	¥9,860

Loans by impairment methodology
Evaluated individually	¥3,120	¥147,364	¥865	¥1,232,681	¥1,384,030
Evaluated collectively	518,595	149,469	—	170	668,234

Total loans	¥521,715	¥296,833	¥865	¥1,232,851	¥2,052,264

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to modify a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. TDR occurs when Nomura as lender, for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being modified under a TDR will generally already be identified as impaired with an applicable allowance for credit losses recognized. If not (for example if the loan is collectively assessed for impairment with other loans), the modification of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan modification under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2020 and since such date, discussions continue with various borrowers to modify the existing contractual terms of certain loans. These modifications where the borrower is deemed to be in financial difficulty and Nomura has, or expects to, grant a financial concession would typically be accounted for as a TDR and the loan classified as impaired. However, consistent with guidance issued by US banking regulators in March 2020 as a result of the COVID-19 pandemic, modifications which meet the above criteria have not been accounted for TDRs nor the loan classified as impaired as of March 31, 2020 provided the borrower was current with payments prior to the COVID-19 pandemic, the nature of the concession is short-term and only permits a payment delay, waiver of fees or extension of repayment terms.

As of March 31, 2019, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

As of March 31, 2020, the amount of loans which were classified as impaired but against which no allowance for credit losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment and the total unpaid principal balance were ¥14,678 million. The related allowance was ¥8,282 million.

The amounts of TDRs which occurred during the years ended March 31, 2019 and 2020 were not significant.

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are also placed on a nonaccrual status. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

Loans which have been modified, or are in the process of being modified, through modifications which do not meet the definition of a TDR through application of the interagency guidance referred to above have not been placed on a non-accrual status as of March 31, 2020.

As of March 31, 2019, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due was not significant.

As of March 31, 2020, there were ¥14,658 million of loans which were placed on a nonaccrual status, primarily secured and unsecured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the obligor. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of obligor’s creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥149,048	¥127,309	¥—	¥54,545	¥330,902
Unsecured loans at banks	233,201	1,500	—	—	234,701
Short-term secured margin loans	—	—	—	334,389	334,389
Unsecured inter-bank money market loans	1,699	—	—	—	1,699
Secured corporate loans	474,305	439,156	—	4,025	917,486
Unsecured corporate loans	16,467	311	—	43,678	60,456

Total	¥874,720	¥568,276	¥—	¥436,637	¥1,879,633

	Millions of yen
	March 31, 2020
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥167,886	¥169,335	¥—	¥52,392	¥389,613
Unsecured loans at banks	130,649	1,453	—	—	132,102
Short-term secured margin loans	—	—	—	296,833	296,833
Unsecured inter-bank money market loans	865	—	—	—	865
Secured corporate loans	689,801	415,742	—	17,537	1,123,080
Unsecured corporate loans	6,176	18,434	—	85,161	109,771

Total	¥995,377	¥604,964	¥—	¥451,923	¥2,052,264

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default—more than that of ‘B range.’

CC	An obligor or facility is currently highly vulnerable to nonpayment (default category).

C	An obligor or facility is currently extremely vulnerable to nonpayment (default category).

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of borrowers (obligors) including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors, problematic exposures and upon the occurrence of significant regional or global credit events. As a result of the COVID-19 pandemic, the internal ratings of obligors in particular jurisdictions and sectors impacted by the pandemic were reviewed and updated in March and April 2020.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2019			2020
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥2,771	¥(1,498)	¥1,273	¥354	¥(285)	¥69
Aircraft	55,130	(310)	54,820	16,071	(648)	15,423

Total	¥57,901	¥(1,808)	¥56,093	¥16,425	¥(933)	¥15,492

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.

Nomura recognized lease income of ¥2,292 million and ¥2,732 million for the years ended March 31, 2019 and 2020, respectively. These are included in the consolidated statements of income within Revenue—Other.

The following table presents an analysis of future undiscounted lease payments to be received in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2020. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2020
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥1,308
1 to 2 years	1,308
2 to 3 years	1,270
3 to 4 years	1,243
4 to 5 years	1,243
More than 5 years	7,638

Total	¥14,010

Nomura as lessee

Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. Nomura has adopted ASC 842 “Leases” with effect from April 1, 2019. The total carrying value of right-of-use (“ROU”) assets recognized in connection with operating leases as of March 31, 2020 was ¥170,782 million. The total carrying value of ROU asset recognized in connection with finance leases as of March 31, 2020 was not significant. These lease assets are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets.

Rental expenses, net of sublease rental income, for the years ended March 31, 2019 under noncancellable operating lease agreements was ¥44,564 million. The amount of capital lease assets as of March 31, 2019 was ¥26,561 million and accumulated depreciations on such capital lease assets as of March 31, 2019 was ¥8,272 million, which were reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the year ended March 31, 2020. Amounts for finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant to the consolidated statements of income for the year ended March 31, 2020.

Millions of yen
Year ended March 31, 2020
Lease expense:
Operating lease costs	¥48,475
Other income and expenses:
Gross sublease income(1)	¥5,377

(1)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.

Lease cash flow information

Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.

The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the year ended March 31, 2020.

Millions of yen
Year ended March 31, 2020
Operating cash flows for operating leases	¥47,212
ROU assets recognized in connection with new operating leases	¥18,026

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities

The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2020 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2020. Finance lease liabilities were not significant as of March 31, 2020. These lease liabilities are reported within Other liabilities in the consolidated balance sheets.

Millions of yen
March 31, 2020
Operating leases
Years of payment
Less than 1 year	¥41,270
1 to 2 years	31,087
2 to 3 years	25,262
3 to 4 years	23,081
4 to 5 years	20,670
More than 5 years	74,546

Total undiscounted lease payments	¥215,916
Less: Impact of discounting	(23,756)

Lease liabilities as reported in the consolidated balance sheets	¥192,160

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2020.

March 31, 2020
Operating leases
Weighted-average discount rate used to measure lease liabilities	2.2%
Weighted-average remaining lease term	7.7 years

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Business combinations:

On April 1, 2020, Nomura acquired 100% of Greentech Capital, LLC (“Greentech”), a leading M&A advisory boutique in sustainable technology and infrastructure in the United States.

The acquisition of Greentech comprises an initial cash payment and additional contingent payments based on future performance of the company. The transaction has been accounted for as a business combination under ASC 805 and consideration for the purchase as used to determine goodwill was ¥12,389 million which includes the estimated fair value of contingent payments accounted for as contingent consideration on acquisition date. Changes in the fair value of contingent consideration are recognized in the consolidated statements of income until the contingency is resolved. Contingent payments linked to future employment of employees of Greentech are recognized in the consolidated statements of income as compensation expense over the relevant service period and when payment of those amounts becomes probable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Other assets—Other:
Securities received as collateral	¥282,656	¥290,269
Goodwill and other intangible assets	19,792	17,783
Deferred tax assets net	15,026	13,431
Investments in equity securities for other than operating purposes(1)	175,015	141,855
Prepaid expenses	14,544	16,262
Other	241,058	347,422

Total	¥748,091	¥827,022

Other liabilities:
Obligation to return securities received as collateral	¥282,656	¥290,269
Accrued income taxes	11,898	16,362
Other accrued expenses and provisions	401,408	396,560
Other(2)	162,905	331,257

Total	¥858,867	¥1,034,448

(1)

Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments comprise of listed equity securities and unlisted equity securities of ¥45,712 million and ¥129,303 million respectively, as of March 31, 2019, and ¥32,545 million and ¥109,310 million respectively, as of March 31, 2020. These securities are carried at fair value, with changes in fair value recognized within Revenue—Other in the consolidated statements of income.

(2)	As a result of adopting ASU 2016-02 as of April 1, 2019, operating lease liabilities are presented through Other liabilities—Other. See Note 8 “Leases” for further information.

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

Impairment testing of goodwill is inherently subjective and often requires management judgment to determine when to perform an impairment test, whether qualitatively the fair value of a reporting unit exceeds its carrying value and also to estimate the fair value of a reporting unit when a quantitative impairment test is required.

An annual goodwill impairment test was performed in the fourth quarter. Whilst determination of fair value of the reporting unit was more subjective because of the impact of the COVID-19 pandemic, the estimated fair value of the reporting unit exceeded carrying value and therefore no impairment loss was recognized.

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31, 2019
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment(2)	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥89,492	¥(11,442)	¥78,050	¥—	¥(81,372)	¥3,322	¥92,814	¥(92,814)	¥—
Other	473	—	473	—	—	1	474	—	474

Total	¥89,965	¥(11,442)	¥78,523	¥—	¥(81,372)	¥3,323	¥93,288	¥(92,814)	¥474

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31, 2020
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥92,814	¥(92,814)	¥—	¥—	¥—	¥—	¥92,814	¥(92,814)	¥—
Other	474	—	474	—	—	(2)	472	—	472

Total	¥93,288	¥(92,814)	¥474	¥—	¥—	¥(2)	¥93,286	¥(92,814)	¥472

(1)	Includes currency translation adjustments.
(2)

For the year ended March 31, 2019, Nomura recognized impairment losses on goodwill of ¥81,372 million within the Wholesale segment. Nomura performed an impairment test based on Wholesale performance and changes in the operating environment, and impaired goodwill within the Wholesale segment. As a result, the balance of goodwill within the Wholesale segment as of March 31, 2019 was ¥nil. These impairment losses were recorded within Non-interest expense—Other in the consolidated statements of income. The fair values were determined based on a DCF method.

During the fourth quarter, management considered but determined the COVID-19 pandemic did not indicate that certain finite-lived intangible assets were impaired. As a result, a formal impairment test over the relevant asset groups which include these intangible assets was not required..

The following table presents finite-lived intangible assets by type as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019			March 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥64,381	¥(54,686)	¥9,695	¥63,331	¥(55,342)	¥7,989
Other	1,050	(280)	770	999	(373)	626

Total	¥65,431	¥(54,966)	¥10,465	¥64,330	¥(55,715)	¥8,615

Amortization expenses for the years ended March 31, 2019 and 2020 were ¥2,504 million and ¥1,662 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2021	¥4,050
2022	3,296
2023	181
2024	177
2025	174

The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥8,853 million and ¥8,696 million as of March 31, 2019 and 2020, respectively.

An annual impairment test was performed in the fourth quarter against these intangibles. Whilst determination of fair value of these intangibles was more subjective because of the impact of the COVID-19 pandemic, the estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.

11. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Short-term borrowings(1):
Commercial paper	¥313,000	¥525,124
Bank borrowings	77,101	565,130
Other	451,657	396,479

Total	¥841,758	¥1,486,733

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥3,109,606	¥2,929,313
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	925,215	832,589
Non-Japanese yen denominated	1,048,497	1,376,346
Floating-rate obligations:
Japanese yen denominated	848,470	744,275
Non-Japanese yen denominated	265,154	242,612
Index / Equity-linked obligations:
Japanese yen denominated	978,438	899,765
Non-Japanese yen denominated	715,891	696,041

	4,781,665	4,791,628

Subtotal	7,891,271	7,720,941

Trading balances of secured borrowings	24,498	54,724

Total	¥7,915,769	¥7,775,665

(1)	Includes secured borrowings of ¥173,690 million as of March 31, 2019 and ¥170,290 million as of March 31, 2020.
(2)	Includes secured borrowings of ¥65,517 million as of March 31, 2019 and ¥72,543 million as of March 31, 2020.
(3)	Includes secured borrowings of ¥910,224 million as of March 31, 2019 and ¥774,319 million as of March 31, 2020.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2019	2020
Debt issued by the Company	¥2,869,376	¥2,873,634
Debt issued by subsidiaries—guaranteed by the Company	2,590,768	2,541,554
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,455,625	2,360,477

Total	¥7,915,769	¥7,775,665

(1)	Includes trading balances of secured borrowings.

As of March 31, 2019, fixed-rate long-term borrowings mature between 2019 and 2067 at interest rates ranging from 0.00% to 24.40%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2019 and 2049 at interest rates ranging from 0.00% to 6.78%. Index / Equity-linked obligations mature between 2019 and 2049 at interest rates ranging from 0.00% to 30.30%.

As of March 31, 2020, fixed-rate long-term borrowings mature between 2020 and 2067 at interest rates ranging from 0.00% to 24.40%. Excluding perpetual subordinated debts, floating-rate obligations, which are generally based on LIBOR, mature between 2020 and 2050 at interest rates ranging from 0.00% to 5.00%. Index / Equity-linked obligations mature between 2020 and 2050 at interest rates ranging from 0.00% to 39.90%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain borrowing agreements contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, debt securities and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2019 and 2020.

	March 31
	2019	2020
Short-term borrowings	1.00%	0.72%
Long-term borrowings	1.33%	1.17%
Fixed-rate obligations	1.28%	1.11%
Floating-rate obligations	1.57%	1.37%
Index / Equity-linked obligations	0.86%	0.80%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2020:

Year ending March 31	Millions of yen
2021	¥778,008
2022	560,085
2023	664,173
2024	618,905
2025	1,026,748
2026 and thereafter	4,073,022

Subtotal	7,720,941

Trading balances of secured borrowings	54,724

Total	¥7,775,665

Borrowing facilities

As of March 31, 2019 and 2020, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.

Subordinated borrowings

As of March 31, 2019 and 2020, subordinated borrowings were ¥418,200 million and ¥318,200 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income (loss) attributable to NHI shareholders by the weighted average number of the Company’s common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of the Company’s common shares is adjusted to reflect all dilutive instruments where the Company’s common shares are potentially deliverable during the year. In addition, net income (loss) attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2019 and 2020.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2019	2020
Basic—
Net income (loss) attributable to NHI shareholders	¥(100,442)	¥216,998

Weighted average number of shares outstanding	3,359,564,840	3,202,369,845

Net income (loss) attributable to NHI shareholders per share	¥(29.90)	¥67.76

Diluted—
Net income (loss) attributable to NHI shareholders	¥(100,525)	¥216,890

Weighted average number of shares outstanding	3,359,566,740	3,276,510,404

Net income (loss) attributable to NHI shareholders per share	¥(29.92)	¥66.20

Net income (loss) attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2019 and 2020 arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2019 and 2020.

Antidilutive stock options and other stock-based compensation plans to purchase or deliver 104,496,000 and 15,452,900 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2019 and 2020, respectively.

Subsequent Events

On May 27, 2020, the Company adopted a resolution to grant Restricted Stock Units (“RSUs”). See Note 14 “Deferred compensation awards” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Employee benefit plans:

Nomura provides various pension plans and other post-retirement benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (“Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on a combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “Cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan accounts, which is computed based on compensation of the participants, adjusted for the changes in market interest rate.

Interest rate applicable to cash balance pension plans is set in April of each fiscal year based on Japanese Yen LIBOR 12 months. The interest rate which was applied to the year ended March 31, 2020 was 0.09033%.

In April 2020, certain Japanese entities amended their pension plans. Certain defined benefit pension plans and unfunded lump-sum payment plans were either closed for additional funding or abolished. Defined contribution pension plans and cash balance pension plans have replaced them for future contributions.

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥12,762 million and ¥13,949 million as of March 31, 2019 and 2020, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2019 and 2020. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2019	2020
Service cost	¥11,270	¥12,079
Interest cost	2,180	1,766
Expected return on plan assets	(6,068)	(6,038)
Amortization of net actuarial losses	3,831	5,654
Amortization of prior service cost	(1,059)	(1,137)

Net periodic benefit cost	¥10,154	¥12,324

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 14 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2019 and 2020.

	Millions of yen
	As of or for the year ended March 31
	2019	2020
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥287,983	¥315,423
Service cost	11,270	12,079
Interest cost	2,180	1,766
Actuarial gain	25,855	(5,642)
Benefits paid	(11,953)	(13,301)
Amendments of pension benefit plans	—	(6,818)
Acquisition, divestitures and other	88	16

Projected benefit obligation at end of year	¥315,423	¥303,523

Change in plan assets:
Fair value of plan assets at beginning of year	¥234,050	¥232,885
Actual return on plan assets	3,574	(2,934)
Employer contributions	4,484	5,584
Benefits paid	(9,223)	(9,791)

Fair value of plan assets at end of year	¥232,885	¥225,744

Funded status at end of year	(82,538)	(77,779)

Amounts recognized in the consolidated balance sheets	¥(82,538)	¥(77,779)

The accumulated benefit obligation (“ABO”) was ¥315,423 million and ¥303,523 million as of March 31, 2019 and 2020, respectively.

In April 2020, defined contribution pension plans and cash balance pension plans were adopted for future contributions following the amendments of pension benefit plans. Certain contributory defined benefit pension plans were closed for additional funding and will be managed within the accumulated funds. Unfunded lump-sum payment plans were abolished and transferred to cash balance plans with the calculated amount of lump-sum retirement payment as of the amendment date.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Plans with ABO in excess of plan assets:
PBO	¥82,538	¥77,779
ABO	82,538	77,779
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥82,538	¥77,779
ABO	82,538	77,779
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2020.

Millions of yen
For the year ended March 31, 2020
Net actuarial loss	¥107,098
Net prior service cost	(11,281)

Total	¥95,817

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2021
Net actuarial loss	¥5,486
Net prior service cost	(1,601)

Total	¥3,885

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2019 and 2020.

	March 31
	2019	2020
Discount rate	0.6%	0.6%
Rate of increase in compensation levels	1.6%	0.3%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2019 and 2020.

	Year ended March 31
	2019	2020
Discount rate	0.8%	0.6%
Rate of increase in compensation levels	1.7%	1.6%
Expected long-term rate of return on plan assets	2.6%	2.6%

Nomura generally determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality debt securities and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan assets

Plan assets are managed with an objective to generate sufficient long-term value in order to enable future pension payouts. While targeting a long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 15% in equities (including private equity investments), 44% in debt securities, 25% in life insurance company general accounts, and 16% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in the portfolio assumptions.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements”.

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2019 and March 31, 2020 within the fair value hierarchy.

	Millions of yen
	March 31, 2019
	Level 1	Level 2	Level 3	Balance as of March 31, 2019
Pension plan assets:
Equities	¥21,991	¥—	¥—	¥21,991
Private equity and pooled investments(1)	—	9,145	3,823	12,968
Japanese government securities	25,980	—	—	25,980
Foreign government, agency and municipal securities	—	22	—	22
Bank and corporate debt securities	2,566	2,082	—	4,648
Investment trust funds and other(2)(3)	—	6,070	50,560	56,630
Life insurance company general accounts	—	64,437	—	64,437
Other assets	—	39,748	—	39,748

Total	¥50,537	¥121,504	¥54,383	¥226,424

	Millions of yen
	March 31, 2020
	Level 1	Level 2	Level 3	Balance as of March 31, 2020
Pension plan assets:
Equities	¥—	¥—	¥—	¥—
Private equity and pooled investments(1)	—	1,901	23,465	25,366
Japanese government securities	23,464	—	—	23,464
Foreign government, agency and municipal securities	—	—	—	—
Bank and corporate debt securities	—	—	—	—
Investment trust funds and other(2)(3)	—	22,027	41,616	63,643
Life insurance company general accounts	—	66,363	—	66,363
Other assets	—	40,508	—	40,508

Total	¥23,464	¥130,799	¥65,081	¥219,344

(1)	Includes corporate type equity investments.
(2)	Includes mainly debt investment funds. Hedge funds and real estate funds are also included.
(3)

Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2019 and March 31, 2020, the fair values of these assets were ¥6,462 million and ¥6,401 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2019 was ¥3,711 million, ¥167 million and ¥38,991 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. The fair value of plan assets of non-Japanese entities’ plans as of March 31, 2020 was ¥1,766 million, ¥1,522 million and ¥37,703 million which were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments.

The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2019
	Balance as of April 1, 2018	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2019
Private equity and pooled investments	¥3,639	¥(349)	¥533	¥3,823
Investment trust funds and other	48,088	937	1,535	50,560

Total	¥51,727	¥588	¥2,068	¥54,383

	Millions of yen
	Year ended March 31, 2020
	Balance as of April 1, 2019	Unrealized and realized gains / loss	Purchases / sales and other settlement	Balance as of March 31, 2020
Private equity and pooled investments	¥3,823	¥(4,403)	¥24,045	¥23,465
Investment trust funds and other	50,560	(3,262)	(5,682)	41,616

Total	¥54,383	¥(7,665)	¥18,363	¥65,081

The fair value of Level 3 plan assets of non-Japanese entities’ plans, mainly consisting of annuities, was ¥38,991 million and ¥37,703 million as of March 31, 2019 and 2020, respectively. The amount of unrealized profit (loss) of Level 3 assets was ¥4,358 million and ¥2,509 million as of March 31, 2019 and 2020, respectively. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2019 and 2020 were not significant.

Cash Flows

Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2021	¥13,167
2022	12,231
2023	12,733
2024	13,276
2025	14,049
2026-2030	63,956

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,614 million and ¥3,585 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2019 and 2020, respectively.

The contributions to overseas defined contribution pension plans were ¥9,293 million and ¥8,497 million for the years ended March 31, 2019 and 2020, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥9,828 million and ¥9,308 million for the years ended March 31, 2019 and 2020, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Deferred compensation awards:

Nomura issues deferred compensation awards to senior management and employees, certain of which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Restricted Stock Unit (“RSU”) awards, Plan A and Plan B Stock Acquisition Right (“SAR”) awards, Notional Stock Unit (“NSU”) awards, and Collared Notional Stock Unit (“CSU”) awards. SAR Plan A awards are awards of stock options while RSU awards, SAR Plan B awards, NSU awards and CSU awards are analogous to awards of restricted common stock. The Company also issues other deferred compensation awards, namely Notional Indexed Unit (“NIU”) awards which are linked to a world stock index quoted by Morgan Stanley Capital International.

Certain deferred compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination of employment if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

Unless indicated below, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material restatements of financial statements, material conduct issues, material damage to Nomura’s business or reputation, material downturns in the performance of the Nomura group and/or a material failure of risk management.

RSU awards

The Company introduced RSU awards in the fiscal year ended March 31, 2018, and granted the first RSU awards in May 2018. For each RSU award, one common stock of the Company is delivered. The awards generally have a graded vesting period over three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

The grant date fair value per award is determined using the price of the Company’s common stock.

The following table presents activity relating to RSU awards for the year ended March 31, 2020.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2019	48,518,200	¥530	1.3
Granted	33,786,200	365
Forfeited	(3,734,800)	441
Delivered	(15,230,000)	530

Outstanding as of March 31, 2020	63,339,600	¥447	1.0

The weighted-average grant date fair value per award for the year ended March 31, 2019 and 2020 was ¥530 and ¥365, respectively.

There were no vested RSU awards nor delivered shares during the year ended March 31, 2019.

The total intrinsic value of RSU awards vested during the year ended March 31, 2020 was ¥6,613 million. The total of 9,926,385 shares was delivered during the year ended March 31, 2020 and its intrinsic value was ¥ 6,231 million. The aggregate intrinsic value of RSU awards outstanding as of March 31, 2020 was ¥28,997 million.

As of March 31, 2020, total unrecognized compensation cost relating to RSU awards was ¥3,681 million which is expected to be recognized over a weighted average period of 1.6 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SAR Plan A awards

The Company issues SAR Plan A awards linked to the price of the Company’s common stock pursuant to several stock option plans. These awards vest and are exercisable into the Company’s common stock approximately two years after grant date and expire approximately seven years after grant date. The exercise price is generally not less than the fair value of the Company’s common stock on grant date. These awards are subject to the above reduction and forfeiture provisions but are not subject to claw back.

The grant date fair value of SAR Plan A awards is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	Expected risk-free interest rate based on Japanese Yen swap rate with a maturity equal to the expected lives of the options.

The weighted-average grant date fair value of SAR Plan A awards granted during the years ended March 31, 2019 was ¥79 per share. There was no SAR Plan A award granted during the year ended March 31, 2020. The weighted-average assumptions used in each of these years were as follows.

	Year ended March 31
	2019	2020
Expected volatility	33.30%	—%
Expected dividends yield	3.67%	—%
Expected lives (in years)	4.5	—
Risk-free interest rate	0.10%	—%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2020.

	Outstanding (number of Nomura shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2019	16,539,300	¥679	3.9
Granted	—	—
Exercised	(900,800)	298
Forfeited	(89,900)	630
Expired	(95,700)	298

Outstanding as of March 31, 2020	15,452,900	¥704	3.1

Exercisable as of March 31, 2020	12,945,000	¥729	2.6

The total intrinsic value of SAR Plan A awards exercised during the years ended March 31, 2019 and 2020 was ¥241 million and ¥139 million, respectively.

The aggregate intrinsic value of SAR Plan A awards outstanding and exercisable as of March 31, 2020 was both ¥nil, respectively.

As of March 31, 2020, total unrecognized compensation cost relating to SAR Plan A awards was ¥62 million which is expected to be recognized over a weighted average period of 0.6 years. The total fair value of SAR Plan A awards which vested during the years ended March 31, 2019 and 2020 was ¥nil, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SAR Plan B awards

The Company issues SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations.

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2020. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2019	39,392,900	¥508	4.1
Granted	—	—
Exercised	(16,340,900)	497
Forfeited	(399,900)	531
Expired	(313,200)	425

Outstanding as of March 31, 2020	22,338,900	¥517	3.4

Exercisable as of March 31, 2020	16,186,800	¥512	2.5

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2019 and 2020 was ¥8,896 million and ¥7,640 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2020 was ¥10,204 million and ¥7,394 million, respectively.

As of March 31, 2020, total unrecognized compensation cost relating to SAR Plan B awards was ¥30 million which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2019 and 2020 was ¥10,757 million and ¥4,309 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to RSU, SAR Plan A, and SAR Plan B awards for the years ended March 31, 2019 and 2020 was ¥21,814 million and ¥12,694 million, respectively.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2020 was ¥285 million and the tax benefit realized from exercise of these awards was ¥785 million.

Total related tax benefits recognized in the consolidated statements of income relating to RSU, SAR Plan A and SAR Plan B awards for the years ended March 31, 2019 and 2020 were ¥90 million and ¥13 million, respectively. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 12 “Earnings per share” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NSU and CSU awards

NSU and CSU awards are cash-settled awards linked to the price of the Company’s common stock. NSU awards replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. CSU awards are similar to NSU awards but exposure to movements in the price of the Company’s common stock is subject to a cap and floor. Both types of award have graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.

The fair value of NSU and CSU awards are determined using the price of the Company’s common stock.

The following table presents activity related to NSU and CSU awards for the year ended March 31, 2020. No new CSU awards have been granted since April 1, 2018.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2019	31,036,558	¥389		8,760,439	¥603
Granted	13,203,853	405	(1)	—	—
Vested	(22,762,553)	438	(2)	(5,728,731)	601	(2)
Forfeited	(379,029)			(230,052)

Outstanding as of March 31, 2020	21,098,829	¥445	(3)	2,801,656	¥611	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2020.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2019 and 2020 was ¥5,077 million and ¥4,639 million, respectively.

Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2020, was ¥613 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 0.9 years. The total fair value of NSU awards which vested during the years ended March 31, 2019 and 2020 was ¥11,481 million and ¥9,980 million, respectively.

Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2020, was ¥37 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 2.0 years. The total fair value of CSU awards which vested during the years ended March 31, 2019 and 2020 was ¥6,282 million and ¥3,445 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIU awards to senior management and employees. NIU awards are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International, with graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.

The fair value of NIU awards is determined using the price of the index.

The following table presents activity relating to NIU awards for the year ended March 31, 2020. No new NIU awards have been granted since April 1, 2018.

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2019	5,165,744	$6,043
Granted	—	—
Vested	(4,127,154)	6,233	(2)
Forfeited	(198,636)

Outstanding as of March 31, 2020	839,954	$5,339	(3)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(3)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2020.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIU awards for the year ended March 31, 2019 and 2020 was ¥1,731 million and ¥237 million, respectively.

Total unrecognized compensation cost relating to NIU awards, based on the fair value of these awards as of March 31, 2020, was ¥10 million which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 2.0 years. The total fair value of NIU awards which vested during the years ended March 31, 2019 and 2020 was ¥5,091 million and ¥2,795 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSU, CSU and NIU awards for the years ended March 31, 2019 and 2020 were ¥220 million and ¥168 million, respectively.

Subsequent events

On May 27, 2020, the Company passed a resolution to grant RSU awards to certain senior management and employees. Total of 78,054,800 RSU awards have been granted which generally have a graded vesting period from one to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

In June 2020, Nomura also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥6 billion and vesting periods of up to seven years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Restructuring initiatives:

Nomura continues to experience a major structural shift such as a breakdown of the traditional investment banking business model, advances in digitization, and demographic shifts due to the shrinking population and aging society in Japan. To respond to the changing environment created by these shifts, Nomura implemented various restructuring initiatives during the year ended March 31, 2019 to swiftly reengineer its business platforms and change its business approach in order to achieve sustainable growth in any business environment. In particular, Nomura has restructured its management reporting framework to eliminate the concept of regions to minimize duplication between businesses and region, reduce the number of corporate functions, downscale unprofitable and low growth businesses and reduce its activities in EMEA. During the year ended March 31, 2020, this restructuring initiative is almost completed.

As a result of these initiatives, Nomura recognized ¥10,348 million of severance costs reported within Non-interest expenses—Compensation and benefits in the consolidated statements of income during the year ended March 31, 2019 and within Nomura’s Wholesale and Other segments. As of March 31, 2019, these costs were reported as liabilities within Other liabilities in the consolidated statements of financial position. Liabilities relating to these restructuring costs (including currency translation adjustments) were ¥507 million as of March 31, 2020 and ¥9,305 million were settled during the year ended March 31, 2020.

Nomura also recognized ¥4,390 million of branch consolidation costs reported within Non-interest expenses—Occupancy and related depreciation in the consolidated statements of income during the year ended March 31, 2020 and within Nomura’s Retail and Other segments. As of March 31, 2020, ¥813 million were reported as liabilities within Other liabilities.

16. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
-	2019	2020
Current:
Domestic	¥26,725	¥42,099
Foreign	8,720	10,706

Subtotal	35,445	52,805

Deferred:
Domestic	28,183	(23,512)
Foreign	(6,618)	(399)

Subtotal	21,565	(23,911)

Total	¥57,010	¥28,894

The income tax benefit recognized from operating losses for the years ended March 31, 2019 and 2020 was ¥246 million and ¥1,195 million, respectively, which is included within deferred income tax expense above.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax.

The effective statutory tax rate applicable to Nomura in Japan was approximately 31% as of March 31, 2019 and 2020.

On March 27, 2020, the “Act to partially revise the Income Tax Act and Others ”(Act No.8 of 2020) was enacted, effective for fiscal years beginning on or after April 1, 2022. As a result of the Act, the existing Consolidated Taxation system in Japan will be replaced with the Group Tax Sharing system. The Company does not expect any significant impact on its net deferred tax liabilities on adoption of the Act.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain revenues not subject to income taxes, certain expenses not deductible for income tax purposes, changes in deferred tax valuation allowance and different enacted tax rates applicable to foreign subsidiaries.

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2019 and 2020. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of Income (loss) before income taxes. For the years ended March 31, 2020, where Nomura recognized Income before income taxes for the years, reconciling items which increase Income tax expense and therefore increase Nomura’s effective tax rate are shown as positive amounts. Conversely, reconciling items which reduce Income tax expense and reduce Nomura’s effective tax rate are shown as negative amounts. For the year ended March 31, 2019, Nomura recognized Loss before income taxes and consequently, reconciling items shown in the table which increase Income tax expense are presented as negative amounts and reconciling items which reduce Income tax expense are presented as positive amounts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended March 31
	2019	2020
Nomura’s effective statutory tax rate	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances	(58.3)	(0.3)
Additional taxable income	(2.9)	0.6
Non-deductible expenses(1)	(110.3)	2.9
Non-taxable income(2)	16.8	(23.5)
Dividends from foreign subsidiaries	0.0	0.1
Tax effect of undistributed earnings of foreign subsidiaries	(2.8)	0.2
Different tax rate applicable to income (loss) of foreign subsidiaries	(19.8)	(0.9)
Effect of changes in foreign tax laws	0.5	(0.9)
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	5.4	(0.1)
Other	(10.8)	2.5

Effective tax rate	(151.2)%	11.6%

(1)

Non-deductible expenses during the year ended March 31, 2019 included approximately ¥21 billion relating to goodwill impairment losses (which increased Nomura’s effective tax rate by 56.3%) and approximately ¥13 billion relating to litigation provisions and settlements (which increased Nomura’s effective tax rate by 34.0%).

(2)

Non-taxable income during the year ended March 31, 2020 includes approximately ¥53 billion of the tax effect from non-taxable dividend income from affiliated Nomura companies, including deemed dividend, (which decreased Nomura’s effective tax rate by 21.2%).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2019 and 2020, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2019	2020
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥20,008	¥19,932
Investments in subsidiaries and affiliates	25,243	1,209
Valuation of financial instruments	71,806	77,054
Accrued pension and severance costs	29,711	24,356
Other accrued expenses and provisions	44,803	51,566
Operating losses	369,286	308,504
Lease liabilities	—	47,680
Other	9,213	9,394

Gross deferred tax assets	570,070	539,695
Less—Valuation allowances	(444,916)	(388,411)

Total deferred tax assets	125,154	151,284

Deferred tax liabilities
Investments in subsidiaries and affiliates	133,936	89,630
Valuation of financial instruments	41,770	52,780
Undistributed earnings of foreign subsidiaries	2,039	2,423
Valuation of fixed assets	10,109	9,497
Right-of-use assets	—	47,438
Other	6,843	2,992

Total deferred tax liabilities	194,697	204,760

Net deferred tax assets (liabilities)	¥(69,543)	¥(53,476)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥15,026 million and ¥13,431 million as of March 31, 2019 and 2020, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥84,569 million and ¥66,907 million as of March 31, 2019 and 2020, respectively.

As of March 31, 2020, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥19,171 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in total valuation allowances established against deferred tax assets for the years ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019		2020
Balance at beginning of year	¥422,280		¥444,916
Net change during the year	22,636	(1)	(56,505	)(2)

Balance at end of year	¥444,916		¥388,411

(1)

Primarily includes an increase of ¥11,843 million of valuation allowances of certain foreign subsidiaries mainly due to an increase in valuation allowances related to operating loss carryforwards, partially offset by a decrease of valuation allowances related to accrued expenses and provisions, an increase of ¥6,265 million related to Japanese subsidiaries and the Company because of an increase in valuation allowances related to operating loss carryforwards recognized in the current year, an increase of ¥14,976 million of valuation allowances related to Japanese subsidiaries and the Company as a result of changes in the expected realization of deferred tax assets, and a reduction of ¥10,448 million of valuation allowances related to expiration of operating loss carryforwards. In total, ¥22,636 million of allowances increased for the year ended March 31, 2019.

(2)

Primarily includes a reduction of ¥59,330 million of valuation allowances of certain foreign subsidiaries mainly by expiration of loss carryforwards, an increase of ¥11,462 million of valuation allowances mainly due to a decrease of Valuation of financial instruments, and a reduction of ¥8,637 million related to Japanese subsidiaries and the Company mainly by utilization of loss carryforwards. In total, ¥56,505 million of allowances decreased for the year ended March 31, 2020.

As of March 31, 2020, total operating loss carryforwards were ¥1,770,629 million, which included ¥511,293 million relating to the Company and domestic subsidiaries, ¥548,544 million relating to foreign subsidiaries in the United Kingdom, ¥416,254 million relating to foreign subsidiaries in the United States, ¥225,108 million relating to foreign subsidiaries in Hong Kong, and ¥69,430 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥901,463 million can be carried forward indefinitely, ¥728,859 million expires by March 31, 2029 and ¥140,307 million expires in later fiscal years.

In determining the amount of valuation allowances to be established as of March 31, 2020, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provided the most verifiable negative evidence available and outweigh positive evidence.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2019 and 2020. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction. Although estimating future taxable income was increasingly subjective due to uncertainty in future profitability of Nomura as a result of the COVID-19 pandemic, it did not result in a significant impact on the determination of realization of deferred tax assets as of March 31, 2020.

The total amount of unrecognized tax benefits was not significant as of March 31, 2019 and 2020. There were also no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2019 and 2020. Nomura is under continuous examination by the Japanese National Tax Agency and other taxing authorities in the major jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2020. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major jurisdictions in which Nomura operates as of March 31, 2020. Under Hong Kong Special Administrative Region tax law, the statute of limitation does not apply if an entity incurs taxable losses and is therefore not included in the table.

Jurisdiction	Year
Japan	2015	(1)
United Kingdom	2016
United States	2017

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is 2014.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2019 and 2020.

	Millions of yen
	For the year ended March 31, 2019
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments(1)	¥(15,596)	¥28,248	¥5,181	¥33,429	¥17,833
Pension liability adjustment(2)	(47,837)	(25,182)	1,912	(23,270)	(71,107)
Own credit adjustments	4,077	20,944	(797)	20,147	24,224

Total	¥(59,356)	¥24,010	¥6,296	¥30,306	¥(29,050)

(1)

Change in cumulative translation adjustments, net of tax in other comprehensive income (loss) for the year ended March 31, 2019 includes reclassification adjustment of ¥6,956 million for loss due to substantially complete liquidation of an investment in a foreign entity. The adjustment is recognized in Non-interest expenses-Other.

(2)	See Note 13 “Employee benefit plans” for further information.

	Millions of yen
	For the year ended March 31, 2020
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥17,833	¥(44,730)	¥623	¥(44,107)	¥(26,274)
Pension liability adjustment(1)	(71,107)	4,528	4,008	8,536	(62,571)
Own credit adjustments	24,224	39,517	(1,001)	38,516	62,740

Total	¥(29,050)	¥(685)	¥3,630	¥2,945	¥(26,105)

(1)	See Note 13 “Employee benefit plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2019 and 2020.

	Millions of yen
	For the year ended March 31
	2019	2020
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Cumulative translation adjustments:
	¥(5,181)	¥(886)	Revenue—Other / Non-interest expenses—Other
	—	263	Income tax expense

	(5,181)	(623)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(5,181)	¥(623)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2019	2020
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Pension liability adjustment:
	¥(2,771)	¥(5,792)	Non-interest expenses— Compensation and benefits / Revenue—Other
	859	1,784	Income tax expense

	(1,912)	(4,008)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,912)	¥(4,008)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2019	2020
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Own credit adjustments:
	¥804	¥1,132	Revenue—Net gain on trading
	(7)	(131)	Income tax expense

	797	1,001	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥797	¥1,001	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2019 and 2020.

	Number of Shares
	Year ended March 31
	2019	2020
Common stock outstanding at beginning of year	3,392,937,486	3,310,800,799
Decrease of common stock by cancellation of treasury stock	(150,000,000)	—
Common stock held in treasury:
Repurchases of common stock	(100,020,867)	(299,381,781)
Sales of common stock	180	390
Common stock issued to employees	17,894,000	27,168,085
Cancellation of treasury stock	150,000,000	—
Other net change in treasury stock	(10,000)	—

Common stock outstanding at end of year	3,310,800,799	3,038,587,493

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2019 and 2020, the amounts available for distributions were ¥1,209,861 million and ¥1,297,560 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Dividends on the Company’s common stock per share were ¥6.0 for the year ended March 31, 2019 and ¥20.0 for the year ended March 31, 2020.

During the year ended March 31, 2019, due to the cancellation of treasury stock on December 17, 2018, total number of issued shares and treasury stock decreased by 150,000,000 shares, respectively.

On April 26, 2018, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 100,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥70,000 million and (c) the share buyback will run from May 16, 2018 to March 29, 2019. Under this repurchase program, the Company repurchased 100,000,000 shares of common stock at a cost of ¥51,703 million.

On June 18, 2019, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 300,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥150,000 million and (c) the share buyback will run from June 19, 2019 to March 31, 2020. Under this repurchase program, the Company repurchased 299,362,300 shares of common stock at a cost of ¥150,000 million.

In addition to the above, the change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock held by affiliated companies, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Regulatory requirements:

In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate a consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and Nomura has calculated a Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2019 and March 31, 2020, the Company was in compliance with common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2020 was 7.51% for the common equity Tier 1 capital ratio, 9.01% for the Tier 1 capital ratio and 11.01% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2019 and 2020, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2019 and 2020, the capital adequacy ratio of NFPS also exceeded 120%.

In connection with providing brokerage, clearing, asset management and wealth management services to clients, Nomura maintains segregated accounts to hold financial assets such as cash and securities on behalf of its clients. These accounts are typically governed by stringent statutory or regulatory rules in the relevant jurisdiction where the accounts are maintained in order to protect the clients from loss.

As of March 31, 2019 and 2020, the total amount of segregated client cash recognized as an asset in Deposits with stock exchanges and other segregated cash in the consolidated balance sheets was ¥145,325 million and ¥112,245 million, respectively. As of March 31, 2019 and 2020, the total amount of segregated securities recognized as assets in Trading assets and Collateralized agreements in the consolidated balance sheets was ¥693,192 million and ¥901,180 million, respectively.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP is subject to Rule 15c3-1 and applies Appendix F. NGFP is required to maintain net capital of $20,000,000 in accordance with the SEC. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2019 and 2020, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”). The regulatory consolidation is produced in accordance with the requirements established under the Capital Requirements Directive and the Capital Requirements Regulation which came into effect on January 1, 2014. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis and Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany, is regulated by the German regulator (“BaFin”). As of March 31, 2019 and 2020, NEHS, NIP, NBI and NFPE were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with an Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. NSL is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.

20. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”).

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

Nomura has tendered to the self-tender offer made by NRI. Upon the settlement on August 21, 2019, Nomura has sold 101,889,300 ordinary shares it held at ¥159,966 million to NRI. NRI remains an equity method affiliate of NHI. As a result of the transaction, a gain of ¥73,293 million was recognized in earnings within Revenue—Other during the year ending March 31, 2020.

As of March 31, 2020, Nomura’s ownership of NRI was 28.8% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥61,310 million.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2020, Nomura’s ownership of NREH was 35.9% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

As a result of significant declines in global equity markets during the fourth quarter due to the COVID-19 pandemic, we assessed and concluded no other-than-temporary impairment losses were required to be recognized.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary financial information—

The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2019 and 2020, and for the years ended March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Total assets	¥2,535,825	¥2,559,985
Total liabilities	1,538,231	1,669,132

	Millions of yen
	Year ended March 31
	2019	2020
Net revenues	¥963,824	¥1,017,860
Non-interest expenses	794,264	791,403
Net income attributable to the companies	122,440	155,567

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2019 and 2020, and for the years ended March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Investments in affiliated companies	¥436,220	¥367,641
Other receivables from affiliated companies(1)	1,425	25,074
Other payables to affiliated companies(1)	2,998	27,648

(1)	As a result of adopting ASU 2016-02 as of April 1, 2019, ROU assets and operating lease liabilities are included by ¥23,733mil respectively.

	Millions of yen
	Year ended March 31
	2019	2020
Revenues	¥1,986	¥3,833
Non-interest expenses	44,073	46,335
Purchase of software, securities and tangible assets	13,515	17,716

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2019 and 2020.

	Millions of yen
	March 31
	2019	2020
Carrying amount	¥423,885	¥357,751
Fair value	600,132	511,667

The following table presents equity in earnings of equity-method investees, including those above and dividends from equity-method investees for the years ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019	2020
Equity in earnings of equity-method investees(1)	¥32,014	¥32,109
Dividends from equity-method investees	12,971	11,767

(1)	Equity in earnings of equity-method investees is reported within Revenue-Other in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019	March 31, 2020
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,593,439	¥1,288,774
Other commitments to extend credit	1,100,929	958,659

Total	¥2,694,368	¥2,247,433

Commitments to invest	¥14,413	¥15,278

As of March 31, 2020, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,288,774	¥1,288,774	¥—	¥—	¥—
Other commitments to extend credit	958,659	110,312	139,295	167,322	541,730

Total	¥2,247,433	¥1,399,086	¥139,295	¥167,322	¥541,730

Commitments to invest	¥15,278	¥491	¥4	¥5,628	¥9,155

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥69,003 million as of March 31, 2019 and ¥126,949 million as of March 31, 2020.

As of March 31, 2020, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥126,949	¥20,523	¥24,206	¥11,514	¥8,280	¥112	¥62,314

Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment partnership. See Note 23 “Significant subsequent events” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,071 billion for resale agreements and ¥719 billion for repurchase agreements as of March 31, 2019 and ¥1,969 billion for resale agreements and ¥677 billion for repurchase agreements as of March 31, 2020.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥441 billion and ¥928 billion as of March 31, 2019 and 2020, respectively.

As a member of various securities clearing houses and exchanges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 30, 2020, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥53 billion.

While the COVID-19 pandemic has delayed the potential resolution of certain actions and proceedings, it has not had a direct significant impact on the amount of liabilities recognized in respect of these matters as of June 30, 2020 nor the total aggregate reasonably possible maximum loss disclosed above.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities. NIP continues to assess the position.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. The action alleged that FHLB-Boston purchased RMBS certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. On December 16, 2019, the parties settled the matter for $34 million and the action has been dismissed.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). As of the date of these consolidated financial statements, NIP continues to analyze the contents of the written reasoning to determine all of its options, including any appeal. The penalties will not be enforceable until all appeals have been concluded.

In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In July 2013, a claim was issued against former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) was served on NIP. The claim is made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 434 million on the basis of allegations similar to those made in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million on grounds similar to those in the MPS and FMPS claims, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees do not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP is vicariously liable to pay the fines imposed on its former employees. NIP has paid the fines and appealed the decision to the Milan Court of Appeal.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other third parties in respect of government, supranational, sub-sovereign and agency debt securities trading. These investigations relate to various matters including certain activities of NIP in Europe for which NIP and the Company have received a Statement of Objections from the European Commission (“Commission”) which reflects the Commission’s initial views around certain historical conduct. NIP and NSI were also named as defendants in class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law relating to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NIP and NSI are also defendants in a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law. Additionally, NIP and NSI have been served with a separate class action complaint filed in the United States Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for European government bonds.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages and interest.

In July 2018, a former Italian counterparty filed a claim against NIP in the Civil Court of Rome relating to a derivative transaction entered into by the parties in 2006, and terminated in 2009. The claim alleges that payments by the counterparty to NIP of approximately EUR 165 million were made in breach of Italian insolvency law, and seeks reimbursement of those payments.

The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice investigated past activities of several former employees of NSI in respect of commercial and residential mortgage-backed securities transactions. NSI entered into settlements with the SEC on July 15, 2019, concerning its supervision of certain former employees. Pursuant to the settlements, NSI paid penalties of $1.5 million to the SEC and deposited $25 million in a segregated account which will be used to reimburse certain customers in connection with the related cases.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders. It is not yet possible to reasonably estimate the potential losses which may arise from any administrative sanction imposed on a Nomura Group entity.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

Administrative action by Financial Services Agency of Japan

On May 28, 2019, Nomura Securities Co., Ltd. (“NSC”) received an administrative action (a business improvement order) from Financial Services Agency of Japan (“FSA”) in accordance with Article 51 of the Financial Instruments and Exchange Act of Japan (“FIEA”) due to NSC’s improper communication of information. On the same day, for the same reason, the Company also received an administrative action (a business improvement order) from FSA in accordance with Article 57-19 (1) of the FIEA. Because of such administrative action, NSC has lost some of business opportunities. On June 3, 2019, the Company and NSC submitted reports on their business improvement measures to FSA and the reports were accepted by FSA. However, there is a possibility that Nomura will continue to lose business opportunities due to the damage to our reputation and other causes, and the Company’s financial condition and business performance may be affected onward. However, it is difficult for the Company to reasonably estimate the financial impact at this moment.

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2019		2020
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥4,315,743	¥281,605,308	¥7,197,647	¥279,734,884
Standby letters of credit and other guarantees(3)	80	5,764	—	2,351

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	The amounts of collaterals held in connection with standby letters of credit and other guarantees as of March 31, 2019 and March 31, 2020 was ¥2,481 million and ¥nil, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2020.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥7,197,647	¥279,734,884	¥71,355,150	¥77,870,884	¥35,538,204	¥94,970,646
Standby letters of credit and other guarantees	—	2,351	10	1,184	1,156	1

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. The operating results of the Merchant Banking division are included in “Other.”

The accounting policies for segment information follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other,” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2019
Non-interest revenue	¥331,743	¥89,607	¥496,484	¥147,524	¥1,065,358
Net interest revenue	7,737	8,238	58,904	(16,263)	58,616

Net revenue	339,480	97,845	555,388	131,261	1,123,974
Non-interest expenses	289,990	63,660	666,787	134,034	1,154,471

Income (loss) before income taxes	¥49,490	¥34,185	¥(111,399)	¥(2,773)	¥(30,497)

Year ended March 31, 2020
Non-interest revenue	¥329,983	¥85,190	¥506,203	¥257,961	¥1,179,337
Net interest revenue	6,376	7,415	142,416	(26,388)	129,819

Net revenue	336,359	92,605	648,619	231,573	1,309,156
Non-interest expenses	286,926	63,833	556,399	132,410	1,039,568

Income (loss) before income taxes	¥49,433	¥28,772	¥92,220	¥99,163	¥269,588

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019	2020
Net gain (loss) related to economic hedging transactions	¥1,800	¥17,548
Realized gain on investments in equity securities held for operating purposes	221	6,601
Equity in earnings of affiliates	32,532	34,990
Corporate items	(35,996)	(22,240)
Other(1)	(1,330)	62,264

Total	¥(2,773)	¥99,163

(1)	Includes gain of ¥73,293 million from the partial sale of Nomura’s investment in ordinary shares of Nomura Research Institute, Ltd. for the year ended March 31, 2020.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income (loss) before income taxes in the consolidated statements of income for the years ended March 31, 2019 and 2020.

	Millions of yen
	Year ended March 31
	2019	2020
Net revenue	¥1,123,974	¥1,309,156
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,204)	(21,327)

Consolidated net revenue	¥1,116,770	¥1,287,829

Non-interest expenses	¥1,154,471	¥1,039,568
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,154,471	¥1,039,568

Income (loss) before income taxes	¥(30,497)	¥269,588
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,204)	(21,327)

Consolidated income (loss) before income taxes	¥(37,701)	¥248,261

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2019 and 2020 and Long-lived assets associated with Nomura’s operations as of March 31, 2019 and 2020. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2019	2020
Net revenue(1):
Americas	¥169,581	¥229,265
Europe	131,175	115,483
Asia and Oceania	47,977	42,571

Subtotal	348,733	387,319
Japan	768,037	900,510

Consolidated	¥1,116,770	¥1,287,829

Income (loss) before income taxes:
Americas	¥(114,081)	¥7,354
Europe	(56,851)	(14,067)
Asia and Oceania	5,014	19,817

Subtotal	(165,918)	13,104
Japan	128,217	235,157

Consolidated	¥(37,701)	¥248,261

	March 31
	2019	2020
Long-lived assets:
Americas	¥50,829	¥84,904
Europe	56,821	52,179
Asia and Oceania	9,588	29,618

Subtotal	117,238	166,701
Japan	252,420	292,212

Consolidated	¥369,658	¥458,913

(1)	There is no revenue derived from transactions with a single major external customer.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Significant subsequent events:

Rights conversion related to the Tokyo Nihonbashi district redevelopment project

On May 20, 2020, the rights conversion plan of the Tokyo Nihonbashi district redevelopment project in which Nomura participate as members of the redevelopment partnership was approved by Tokyo Metropolitan Government. The rights conversion became effective on May 29, 2020.

As a result, Nomura is entitled to receive ownership in the redeveloped real estate in the future and cash representing compensation for loss of rental income and other related expenses, in exchange for the assets it held in that area.

Nomura will record an income before income taxes of approximately ¥ 70 billion as the difference between the carrying value of the transferred assets and the fair value of the acquired assets during the first quarter of the fiscal year ending March 31, 2021. In addition, Nomura has committed to purchase other parts of the redeveloped real estate from the partnership upon its completion, and the amount of the commitment is included in Note 21 “Commitments, contingencies and guarantees.”

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		Millions of yen
		March 31
	Notes	2019	2020
(ASSETS)
Current Assets
Cash and time deposits		¥247,034	¥250,710
Money held in trust		83	42
Short-term loans receivable		3,489,888	3,683,399
Accounts receivable		27,716	35,963
Others		58,028	51,380

Total Current Assets		3,822,748	4,021,494

Fixed Assets
Tangible fixed assets		24,587	21,309
Buildings		10,179	8,375
Furniture and fixtures		10,996	11,322
Land		3,412	210
Construction in progress		—	1,402
Intangible assets		83,905	75,730
Software		83,904	75,730
Other		0	0
Investments and others		3,148,916	3,417,424
Investment securities	*1	129,119	102,441
Investments in subsidiaries and affiliates (at cost)	*1	2,363,476	2,472,519
Other securities of subsidiaries and affiliates		26,361	38,584
Long-term loans receivable from subsidiaries and affiliates		566,794	721,690
Long-term guarantee deposits		27,144	27,270
Deferred tax assets		13,877	7,014
Others		22,168	47,928
Allowance for doubtful accounts		(23)	(23)

Total Fixed Assets		3,257,408	3,514,463

TOTAL ASSETS		¥7,080,156	¥7,535,957

		Millions of yen
		March 31
	Notes	2019	2020
(LIABILITIES)
Current Liabilities
Short-term borrowings		¥1,533,138	¥1,940,326
Bond due within one year		282,251	150,700
Collaterals received		67,511	70,628
Accrued income taxes		1,473	532
Accrued bonuses		22,930	29,139
Others		68,788	73,562

Total Current Liabilities		1,976,090	2,264,886
Long-term liabilities
Bonds payable		671,600	885,545
Long-term borrowings		1,880,699	1,785,286
Allowance for loss on business of subsidiaries and affiliates		32,598	—
Others		2,248	1,679

Total Long-term liabilities		2,587,145	2,672,511

TOTAL LIABILITIES		4,563,235	4,937,396

(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		559,676	559,676

Total capital reserves		559,676	559,676
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Earned surplus carried forward		1,318,632	1,540,967

Total earned surplus		1,400,490	1,622,825
Treasury stock		(108,771)	(243,407)

Total shareholder’s equity		2,445,888	2,533,587
Valuation and translation adjustments
Net unrealized gain on investments		44,929	33,920
Deferred gains or loss on hedges		3,107	16,386

Total valuation and translation adjustments		48,036	50,306
Subscription rights to shares		22,997	14,668

TOTAL NET ASSETS		2,516,921	2,598,561

TOTAL LIABILITIES AND NET ASSETS		¥7,080,156	¥7,535,957

2. Statements of Income

		Millions of yen
		Year ended March 31
	Notes	2019	2020
Operating revenue
Property and equipment fee revenue		¥101,500	¥101,951
Rent revenue		30,282	32,033
Royalty on trademark		35,079	35,574
Dividend from subsidiaries and affiliates		94,374	114,747
Interest from affiliates		50,147	50,894
Others		14,026	12,803

Total operating revenue		325,407	348,003
Operating expenses
Compensation and benefits		33,937	25,809
Rental and maintenance		39,034	39,697
Data processing and office supplies		57,783	59,617
Depreciation and amortization		35,874	36,519
Taxes		2,498	2,684
Others		6,122	5,979
Interest expenses		69,741	66,191

Total operating expenses		244,990	236,496

Operating income		80,417	111,507

Non-operating revenue		17,952	13,001
Non-operating expenses		3,141	4,850

Ordinary income		95,229	119,658

Special profits
Gain on liquidation of subsidiaries and affiliates		249	1,932
Gain on sales of subsidiaries and affiliates	*2	—	151,462
Gain on sales of investment securities		221	6,806
Gain on sales of fixed assets		—	9,480
Gain on reversal of subscription rights to shares		479	220
Reversal of provision for loss on business of subsidiaries and associates		—	3,693

Total special profits		949	173,592
Special losses
Loss on sales of investment securities		0	205
Loss on devaluation of investment securities		187	3,339
Loss on sales and retirement of fixed assets		3,565	892
Loss on devaluation of stocks of subsidiaries and affiliates		59,803	1,170
Loss on sales of stocks of subsidiaries and affiliates		—	727
Provision for loss on business of subsidiaries and affiliates		32,598	—

Total special losses		96,154	6,333

Income before income taxes		24	286,917

Income taxes—current		6,741	2,738
Income taxes—deferred		5,753	2,968

Total income taxes		12,494	5,706

Net income (loss)		¥(12,470)	¥281,212

3. Statements of Changes in Net Assets

(Year ended March 31, 2019)

	Millions of yen
	Shareholders’ equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2018	¥594,493	¥559,676	¥559,676	¥81,858	¥1,469,685	¥1,551,543
Change in the term
Cash dividends					(47,475)	(47,475)
Net Income (loss)					(12,470)	(12,470)
Repurchases of treasury stock
Sale of treasury stock					(1,192)	(1,192)
Cancellation of treasury stock					(89,916)	(89,916)
Other-net

Total change in the year	—	—	—	—	(151,052)	(151,052)

Balance at March 31, 2019	¥594,493	¥559,676	¥559,676	¥81,858	¥1,318,632	¥1,400,490
	Millions of yen
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2018	¥(157,791)	¥2,547,921	¥51,364	¥4,075	¥55,439	¥30,491	¥2,633,851
Change in the term
Cash dividends		(47,475)					(47,475)
Net Income		(12,470)					(12,470)
Repurchases of treasury stock	(51,714)	(51,714)					(51,714)
Sale of treasury stock	10,817	9,625					9,625
Cancellation of treasury stock	89,916	—					—
Other-net			(6,434)	(968)	(7,403)	(7,494)	(14,897)

Total change in the year	49,019	(102,034)	(6,434)	(968)	(7,403)	(7,494)	(116,930)

Balance at March 31, 2019	¥(108,771)	¥2,445,888	¥44,929	¥3,107	¥48,036	¥22,997	¥2,516,921

(Year ended March 31, 2020)
	Millions of yen
	Shareholders’equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2019	¥594,493	¥559,676	¥559,676	¥81,858	¥1,318,632	¥1,400,490
Change in the term
Cash dividends					(58,416)	(58,416)
Net Income					281,212	281,212
Repurchases of treasury stock
Sale of treasury stock					(461)	(461)
Other-net

Total change in the year	—	—	—	—	222,335	222,335

Balance at March 31, 2020	¥594,493	¥559,676	¥559,676	¥81,858	¥1,540,967	¥1,622,825

	Millions of yen
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2019	¥(108,771)	¥2,445,888	¥44,929	¥3,107	¥48,036	¥22,997	¥2,516,921
Change in the term
Cash dividends		(58,416)					(58,416)
Net Income		281,212					281,212
Repurchases of treasury stock	(150,009)	(150,009)					(150,009)
Sale of treasury stock	15,373	14,913					14,913
Other-net			(11,010)	13,279	2,270	(8,328)	(6,059)

Total change in the year	(134,636)	87,699	(11,010)	13,279	2,270	(8,328)	81,640

Balance at March 31, 2020	¥(243,407)	¥2,533,587	¥33,920	¥16,386	¥50,306	¥14,668	¥2,598,561

[Notes to the Financial Statements]

(Significant Accounting Policies)

1. Basis and methods of valuation for financial instruments

(1) Other securities

a. Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b. Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2. Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4. Depreciation and amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2) Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5. Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

6. Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7. Provisions

(1) Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2) Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

(3) Allowance for business loss of subsidiaries and affiliates

Allowance for business loss of subsidiaries and affiliates is made at an estimated amount of loss.

8. Hedging activities

(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2) Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3) Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4) Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9. Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10. The Company applies the consolidated tax return system.

With regard to the items for which the individual tax return filing method was reviewed in accordance with the transition to the Group Tax Sharing System established under the “Act to partially revise the Income Tax Act and Others” (Act No. 8 of 2020) and the transition to the Group Tax Sharing System, in accordance with the treatment in Paragraph 3 of the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (Practical Solution No. 39 March 31, 2020), the provisions in Paragraph 44 of the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No. 28 February 16, 2018) are not applied and the amounts of deferred tax assets and deferred tax liabilities are in accordance with the provisions of the tax law before amendment.

(Balance Sheets)

*1. Securities deposited

(March 31, 2019)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥28,585 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

(March 31, 2020)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥12,034 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

2. Financial guarantee(1)

(March 31, 2019)
Millions of yen
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	2,007,940	(2)
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	884,917
Nomura International plc	Derivative transactions	311,693	(2)
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	287,820
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	187,336
Nomura Global Financial Products Inc.	Derivative transactions	156,854	(2)
Other		29,137

(March 31, 2020)
Millions of yen
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	1,951,195	(2)
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	924,111
Nomura International plc	Derivative transactions	334,428	(2)
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	234,910
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	222,390
Nomura Global Financial Products Inc.	Derivative transactions	150,891	(2)
Other		98,888

(1)

In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

3. Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

	Millions of yen
	March 31
	2019	2020
Short-term receivables	¥3,547,214	¥3,741,813
Short-term payables	1,628,466	2,029,963
Long-term receivables	592,525	747,556

4. Commitments

The Company has provided commitments to extend subordinated credits to its subsidiaries.

	Millions of yen
	March 31
	2019	2020
Total commitment available	¥1,020,000	¥1,020,000
Less amount utilized	497,794	418,946

Balance available	¥522,206	¥601,054

(Statements of Income)

1. Transactions with subsidiaries and affiliates

	Millions of yen
	Year ended March 31
	2019	2020
Operating revenue	¥320,496	¥343,297
Operating expenses	78,061	83,247
Non-operating transactions	455	161,490

*2. Extraordinary income

(Year ended March 31, 2020)

Gain on sales of subsidiaries and affiliates was from the sale of a part of ordinary shares of Nomura Research Institute, Ltd. which is an affiliate of the Company.

(Securities)

Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2019
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥627	¥596
Affiliates	71,250	486,927	415,677

	Millions of yen
	March 31, 2020
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥282	¥251
Affiliates	62,745	357,186	294,441
Stocks of subsidiaries and affiliates which are considered extremely difficult to observe market value
		Millions of yen
		March 31, 2019	March 31, 2020
		Book Value	Book Value
Subsidiaries		¥2,278,700	¥2,396,263
Affiliates		13,494	13,479

Total		¥2,292,194	¥2,409,742

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(Tax Effect Accounting)

1. Breakdown of deferred tax assets and liabilities

	Millions of yen
	March 31
	2019	2020
Deferred tax assets
Loss on devaluation of securities	¥109,984	¥117,032
Loss carry-forward on local tax	26,655	25,015
Allowance for loss on business of subsidiaries and affiliates	10,105	—
Deferred loss on hedges	3,453	3,453
Loss on devaluation of fixed assets	4,152	2,435
Stock option	1,546	774
Others	2,401	2,498

Subtotal of deferred tax assets	158,297	151,206
Valuation allowance for tax loss carryforwards	(23,398)	(22,588)
Valuation allowance for deferred temporary differences	(99,014)	(95,850)

Valuation allowance	(122,412)	(118,438)

Total of deferred tax assets	35,885	32,768
Deferred tax liabilities
Net unrealized gain on investments	(17,182)	(14,606)
Deferred gain on hedges	(4,020)	(10,491)
Others	(806)	(657)

Total of deferred tax liabilities	(22,008)	(25,754)

Net deferred tax assets	¥13,877	¥7,014

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application
	Percentage tax rate
	March 31
	2019	2020
Statutory effective tax rate	31.0%	31.0%
Permanent differences excluded from revenues	(123,892.3)	(29.5)
Permanent differences excluded from expenses	33,695.9	1.3
Valuation allowance	138,961.5	(1.1)
Accumulated earning tax of overseas subsidiaries	724.6	0.1
Income taxes—prior year adjustments	1,692.6	(0.3)
Foreign tax credit	(1.0)	—
Applicable tax rate differences	626.2	0.0
Others	1,033.1	0.5

Corporate tax rate after tax effect accounting	52,871.5	2.0

During the year ended March 31, 2019 and 2020, certain local tax loss carryforwards expired and related deferred tax assets decreased. As a valuation allowance was provided for these deferred tax assets, there was no significant impact on the income tax ratio.

(Revenue Recognition)

The primary types of service provided to customers are as follows;

The Company recognizes Royalty fees for the use of the “Nomura” trademark as “Royalty on trademarks” over the time period of contracts.

Revenue from providing outsourcing services is recognized as “Other operating revenue” over the time period of contracts.

(Significant Subsequent Events)

Grant of Restricted Stock Units

On May 27, 2020, the Company passed a resolution to grant RSU awards to certain senior management and employees. Total of 78,054,800 RSU awards have been granted which generally have a graded vesting period from one to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

[Translation]

Independent Auditor’s Report

June 30, 2020

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo office, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Toru Nakagiri
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

<Audit of the consolidated financial statements>

Opinion

Pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act, we have audited the consolidated financial statements, which comprise the consolidated balance sheets, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of changes in equity, the consolidated statements of cash flow, notes to the consolidated financial statements and the consolidated supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2019 to March 31, 2020, included in the “financial information” section.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries (the “Group”) as of March 31, 2020 and the consolidated results of their operations and cash flows for the fiscal period then ended, in accordance with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters.

Valuation - Less Liquid Financial Instruments

Description of Key Audit Matters	Auditor’s Response

The Group holds investment positions in the fixed income and equity markets both for trading and customer facilitation. The Group had JPY 949 billion and JPY 668 billion of financial instruments assets and liabilities, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Group used unobservable valuation inputs which reflect their assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2020. The methodologies applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of the Group’s Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments especially considering the impact of COVID-19 on global financial markets. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying assumptions and significant unobservable valuation inputs, including weighted average cost of capital (WACC), growth rates, liquidity discounts, market multiples including enterprise value over earnings before interest, taxes, depreciation, and amortization (EV/ EBITDA) ratios, volatilities and correlations which are significant to the value of these investments. Therefore, we have determined the Valuation for Less Liquid Financial Instruments to be a key audit matter.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement relating to management’s assessment of the significant inputs and estimates included in fair value measurement. This included the testing of model validation controls by various departments within the Group. It also included the testing of model performance and suitability controls as a result of significant market volatility due to the impact of COVID-19.

Our audit procedures to evaluate the valuation methodologies used by the Group included, among others, testing significant unobservable inputs, estimates and the mathematical accuracy of the Group’s valuation models. We independently developed fair value estimates and compared them to the Group’s results and involved our valuation specialists to assist with the application of these procedures, on a sample basis. We also agreed significant inputs and underlying data used in the Group’s valuations to agreements, information available from third party sources and market data, where available. We evaluated subsequent events and transactions and considered whether they corroborate or contradict the Group’s year-end valuations.

Income Taxes - Valuation Allowance

Description of Key Audit Matters	Auditor’s Response

As disclosed in Note 16 to the consolidated financial statements at March 31, 2020, the Group had deferred tax assets of JPY 151 billion, net of a JPY 388 billion valuation allowance. The gross deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Auditing management’s analysis of the assessment for realizing the deferred tax asset was complex and highly judgmental because the assessment process involves significant judgment. For example, assumptions used may be affected by future market events, economic conditions and decisions made by the management, including the impact associated with rebuilding the business platform and COVID-19. Since these assumptions feed into the revenue and cost projections used to assess whether the deferred tax assets will be realized, we have determined the Income Taxes Valuation Allowance to be a key audit matter.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to management’s assessment for realizing the deferred tax assets. This included controls over management’s projections of future taxable income, that included the impact of rebuilding the business platform and COVID-19, and the future reversal of existing taxable temporary differences, and management’s identification and use of available tax planning strategies.

Our audit procedures to evaluate the realizability of deferred tax assets included, among others, inspecting the supporting documents and meeting minutes of the Board of Directors and Executive Management Board, and assessing whether management’s estimate of future taxable income and schedule of future deductible temporary differences to be reversed are consistent with the business plan. We evaluated the reasonableness of assumptions used by the Group to develop the projections of future taxable income and tested the completeness and accuracy of the underlying data used in its projections. For example, we compared the projections of future taxable income with the actual results of prior periods, as well as management’s consideration of current industry and economic trends with the corresponding actual results and evaluated the sensitivity of the outcomes by making reasonably possible changes in the assumptions of the projections.

Provisions for conduct and litigation

Description of Key Audit Matter	Auditor’s Response

As disclosed in Note 21 to the consolidated financial statements, the Group is involved in investigations, lawsuits and other legal proceedings. The Group recognizes a liability for those contingencies for which it is probable that a liability has been incurred at the date of the consolidated financial statements and the amount is reasonably estimable. As part of this, management performs an assessment of the materiality of contingencies where a loss is either reasonably possible or it is reasonably possible that an exposure to loss exists in excess of the amount accrued. If it is reasonably possible that such a loss or an additional loss may have been incurred and the effect on the consolidated financial statements is material, the Group discloses the nature of the loss contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made within the notes to the consolidated financial statements.

Auditing management’s determination of whether a loss contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective, complex and requires significant judgment. Management judgment is needed to determine whether an obligation exists, and a loss contingency should be recorded at March 31, 2020. This includes judgment in the determination of whether an outflow in respect of identified loss contingency is probable and can be estimated reliably. In addition, management judgment is needed to determine if an estimated loss is only reasonably possible rather than probable. Therefore, we have determined the Provisions for conduct and litigation to be a key audit matter.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to management’s assessment for timely identification of contingencies that may arise out of lawsuits and regulatory investigations including the Group’s assessment of whether they are probable or reasonably possible and the associated measurement of the best estimate.

Our audit procedures to test the assessment of the probability of incurrence of a loss and whether the loss was reasonably estimable included, among others, reading the minutes of the meetings of the Board of Directors and Executive Management Board, and reading relevant regulatory and legal correspondence to assess developments in significant matters, requesting and receiving external legal counsel confirmation letters, meeting with internal and external legal counsel to discuss the allegations, and obtaining a representation letter from the Group’s management. In addition, our audit procedures to test the measurement of the loss contingency and the disclosure of the reasonably possible additional loss in excess of amounts recognized as a liability included, among others, evaluating the method of measuring the contingency, testing the accuracy and completeness of the data, reading correspondence received from internal and external counsel used to determine a range of reasonably possible loss and performing a search for new or contrary evidence affecting the estimate.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America, matters related to going concern.

The Audit Committee is responsible for overseeing the executive officers and directors’ performance of duties relating to design and operation of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures, based on our judgment, responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

<Audit of the internal control over financial reporting>

Opinion on Internal Control over Financial Reporting

We have audited the Group’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (the “PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Key Differences from Audit of Internal Control in Japan

We conducted the audit of the Group’s internal control over financial reporting in accordance with the PCAOB Standards. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follows:

1.

An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.

The audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements under the Japanese Standards while the audit scope only includes internal control over preparation of the financial statements contained in the “financial information” section under the PCAOB Standards, as defined above.

3.

The audit covers internal control performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal control is not covered under the PCAOB Standards.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Conflicts of Interest

We have no interest in the Group which should be disclosed in accordance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2020. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Independent Auditor’s Report

June 30, 2020

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo office, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Toru Nakagiri
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act, we have audited the financial statements, which comprise the balance sheet, the statements of income, the statements of changes in net assets, significant accounting policies, other related notes and the supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 116th fiscal year from April 1, 2019 to March 31, 2020, included in the “financial information” section.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and the results of operations of the Company for the fiscal period then ended, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters

We determined that there are no key audit matters to communicate in our report.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2020. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

EXHIBIT 2

Management’s Report on Internal Control over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The establishment and maintenance of an adequate internal control over financial reporting are based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the“COSO framework”).

Possibility exists that the internal control over financial reporting may not fully prevent or detect misstatements.

2 [Scope, Reference Date, and Method of Evaluation]

The Company evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2020.

The Company’s internal control over financial reporting covers the Company and other entities in which it has a controlling financial interest.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2020.

4 [Comments]

The key differences between the standards generally accepted in the United States which the Company adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and the standards generally accepted in Japan (“Japanese standards”) are as follows:

— Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on the reliability of the financial statements.

— Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.

1

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that the Annual Securities Report of Nomura Holdings, Inc. for the year ended March 31, 2020 is fairly presented pursuant to the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

2